FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Repsol YPF, S.A. and Companies Composing the Repsol YPF Group Consolidated Financial Statements as of December 31, 2003 and 2002 and Notes to the Consolidated Financial Statements

REPSOL YPF, S.A. AND COMPANIES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

AND NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors’ report on consolidated financial statements

To the Shareholders of Repsol YPF, S.A.:

1.     We have audited the consolidated financial statements of Repsol YPF, S.A. and Dependent Companies comprising the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the consolidated financial statements of Gas Natural SDG, S.A. and Dependent Companies, in which Repsol YPF, S.A. had a 27.15% holding as of December 31, 2003, and whose assets and net income represented 7.19% and 6.89%, respectively, as of December 31, 2003, of the related consolidated figures of Repsol YPF, S.A. and Dependent Companies. The consolidated financial statements of Gas Natural SDG, S.A. and Dependent Companies were audited by other auditors and our opinion as expressed in this report on the consolidated financial statements of Repsol YPF, S.A. and Dependent Companies is based, with respect to the ownership interest in Gas Natural S.D.G., S.A. and Dependent Companies, solely on the report of the other auditors.

2.     As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2003 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 2002. Our opinion refers only to the 2003 financial statements. Our auditors’ report dated March 7, 2003, on the 2002 consolidated financial statements contained an unqualified opinion.

3.     The net investment, including goodwill in consolidation, of the Repsol YPF Group in the companies in Argentina amounted to approximately €11,283 million as of December 31, 2003. A profound change was implemented in the Argentine economic system characterized by the abandonment of the one-to-one peg of the Argentine peso to the U.S. dollar and the adoption of various monetary, financial, tax and foreign exchange measures. At the date of this report and despite the favorable economic situation in Argentina, certain structural problems remain, the final resolution of which may determine the future evolution of the country and the measures to be adopted by the Argentine Government. In Note 1.e) the directors set forth these and other aspects relating to the current situation in Argentina and their possible impact on the future course of the Group’s operations in Argentina.

4.     In our opinion, based on our audit and on the report of the other auditors, the 2003 consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Repsol YPF, S.A. and Dependent Companies as of December 31, 2003, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5.     The accompanying consolidated management report for 2003 contains the explanations which the Controlling Company’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2003. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated Companies’ accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under no. S0692

Jesús María Navarro

March 3, 2004

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).

In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

	Millions of Euros
ASSETS	2003	2002
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 3)	23	61

Intangible assets (Note 4)
Cost	1.647	1.315
Less - Accumulated depreciation, depletion and amortization	(655)	(417)
	992	898
Property, plant and equipment (Note 5)
Cost	43.347	45.566
Less - Accumulated depreciation, depletion and amortization	(23.876)	(25.004)
	19.471	20.562
Investments in affiliates and other financial assets (Note 6)	1.461	1.218
Total fixed and other noncurrent assets	21.947	22.739

GOODWILL ARISING ON CONSOLIDATION (Note 7)	2.496	2.934

DEFERRED EXPENSES (Note 8)	662	683

DEFERRED TAX ASSETS (Note 15)	924	616

CURRENT ASSETS
Inventories (Note 9)	2.109	2.119

Accounts receivable
Trade	3.200	3.308
Tax receivables	591	767
Other accounts receivable	1.037	662
Less - Allowance for doubtful accounts	(246)	(267)
Total accounts receivable	4.582	4.470

Short-term financial investments (Note 10)	5.031	4.270

Cash on hand and at banks	247	195
Prepaid expenses and deferred collections	35	38
Total current assets	12.004	11.092

TOTAL ASSETS	38.033	38.064

The accompanying Notes 1 to 27 are an integral part of these consolidated balance sheets.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).

In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

	Millions of Euros
SHAREHOLDERS’ EQUITY AND LIABILITIES	2003	2002
SHAREHOLDERS’ EQUITY (Note 11)
Capital stock	1.221	1.221
Paid-in surplus	6.428	6.428
Other reserves of the parent company:
Revaluation reserves	3	3
Other reserves	3.914	3.001
Reserves of consolidated companies	4.940	4.290
Translation differences	(4.650)	(3.126)
Net income for the year	2.020	1.952
Interim dividend	(244)	(183)
Total shareholders’ equity	13.632	13.586
MINORITY INTERESTS (Note 12)	4.054	4.223

NEGATIVE GOODWILL	13	3

SUBSIDIES AND DEFERRED REVENUES (Note 13)	336	262

LONG-TERM LIABILITIES (Note 14)
Pensions costs	75	69
Other provisions	1.379	1.096
Total long-term liabilities	1.454	1.165

DEFERRED TAX LIABILITIES (Note 15)	674	503

LONG-TERM DEBT
Loans (Note 16)	6.454	8.273
Refundable deposits (Note 17)	198	196
State financing of investments in exploration	3	3
Other accounts payable	1.030	915
Total long-term debt	7.685	9.387

CURRENT LIABILITIES
Short-term debt (Note 16)	4.369	3.999
Suppliers of products	2.630	2.609
Other accounts payable	1.889	1.677
Accrued taxes payable	1.260	615
Accrual liabilities	37	35
Total current liabilities	10.185	8.935

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	38.033	38.064

The Notes 1 to 27 are an integral part of these consolidated balance sheets.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).

In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE

REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2003 and 2002

	Millions of Euros
EXPENSES	2003	2002

Materials consumed	29.917	29.436
Personnel expenses
Wages, salaries, etc.	830	869
Employee welfare expenses	281	292
Depreciation, depletion and amortization	2.245	2.626
Variation in operating provisions	73	(56)
I. OPERATING INCOME	3.860	3.323
	37.206	36.490

Interest expenses	859	1.382
Exchange losses	1.664	1.790
II. INTEREST INCOME (EXPENSE)	(400)	(786)
	2.123	2.386
Amortization of goodwill in consolidation	(174)	(300)
III. INCOME (EXPENSE) FROM ORDINARY ACTIVITIES	3.432	2.202

Variation in fixed asset provisions	—	423
Losses on fixed assets	6	20
Provisions for labor force restructuring plans	32	54
Extraordinary expenses	534	511

IV. EXTRAORDINARY INCOME (EXPENSE) (Note 18)	(154)	648
	418	1.656

V. INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	3.278	2.850
Income tax (Note 15)	(1.048)	(564)
VI. INCOME FOR THE YEAR	2.230	2.286
Income attributed to minority interests (Note 12)	(210)	(334)

VII. NET INCOME	2.020	1.952

The accompanying Notes 1 to 27 are an integral part of these consolidated statements of income.

	Millions of Euros
REVENUES	2003	2002

Net sales	36.069	35.555

Variation in finished product and work-in-process inventories	54	100

Capitalized expenses of Group work on fixed assets	68	70

Other operating revenues	1.015	765
	37.206	36.490

Revenues from shareholdings	5	8
Gains on short-term financial investments	423	624
Exchange gains	1.695	1.754
	2.123	2.386

Share in the income of companies carried by the equity method	146	(35)

Gains on fixed asset disposals	13	16
Gains on disposal of shareholdings	76	1.592
Capital subsidies and other deferred revenues transferred to income	5	8
Variation in fixed asset provisions	249	—
Extraordinary revenues	75	40
	418	1.656

The accompanying Notes 1 to 27 are an integral part of these consolidated statements of income.

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF
GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27).
In the event of a discrepancy, the Spanish-language version prevails

REPSOL YPF, S.A. AND COMPANIES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)        BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES AND REGULATORY FRAMEWORK

a)         Basis of presentation

REPSOL YPF, S.A. and the companies composing the REPSOL YPF Group (hereinafter “REPSOL YPF” or the “REPSOL YPF Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

The accompanying consolidated financial statements, which were prepared from the accounting records of REPSOL YPF, S.A. and companies composing the REPSOL YPF Group, are presented in accordance with current legislation, the Spanish Corporations Law, generally accepted accounting principles in Spain (“Spanish GAAP”) and consolidation regulations and, accordingly, give a true and fair view of the Group’s shareholders’ equity, financial position and results of operations.

Article 1.1 of Royal Decree 2814/1998 enacting the regulations on the accounting aspects of the introduction of the Euro stipulates that consolidated financial statements expressed in Euros may include values in thousands of Euros when the magnitude of the figures so requires, and that this circumstance must be disclosed in the related notes. However, the directors consider that, given the magnitude of the figures in the Group’s financial statements, and on the basis of standard practice among companies in the industry, presenting the financial statements in millions of Euros gives a truer and fairer view of the Company’s shareholders’ equity, financial position and results of operations and, accordingly, facilitates their better comprehension.

The 2003 financial statements, which were prepared by the Board of Directors of REPSOL YPF, S.A., will be submitted, as will those of the investees, for approval by the respective Shareholders’ Meetings, and it is considered that they will be approved without any changes. The 2002 financial statements were approved by the Shareholders’ Meeting on April 4, 2003.

b)         Consolidation principles

The Exhibit I hereto shows the consolidated dependent, associated and multigroup companies directly or indirectly owned by REPSOL YPF, S.A. The investees excluded from consolidation represent approximately 0.26%, 0.18% and 0.24% of REPSOL YPF’s assets, operating revenues and operating income, respectively, for 2003.

The companies were consolidated on the basis of the following principles:

•    Companies over which effective control is exercised were consolidated by the global integration method.

•    Multigroup companies which are managed jointly with third parties were consolidated by the proportional integration method.

•    Companies over which significant influence is exercised but in which there are not majority voting rights or joint management with third parties are carried by the equity method.

•    The equity of minority interests in shareholders’ equity is presented under the “Minority Interests” caption on the liability side of the consolidated balance sheets and their equity in income is presented under the “Income Attributed to Minority Interests” caption in the consolidated statements of income (see Note 12).

•    In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated dependent companies and of the companies carried by the equity method to the parent Company’s accounts, since it is considered that such reserves will be used to finance the operations of each company and that those that may be distributed will not give rise to a material additional tax cost.

•    Transactions between consolidated companies

All material balances, transactions and profits between the companies consolidated by the global integration method were eliminated in consolidation.

All accounts receivable and payable, revenues, expenses and income derived from transactions between the companies consolidated by the proportional integration method and other Group companies were eliminated in proportion to REPSOL YPF’s percentage of ownership of these companies.

Income derived from transactions between Group and associated companies was eliminated in proportion to the Group’s percentage of ownership of these companies.

•    Uniformity of items

In order to present the consolidated financial statements using uniform valuation standards, adjustments were made in consolidation at investees that apply accounting and valuation methods that differ from those of the Group when the effect thereof was material.

•    Translation of financial statements denominated in foreign currencies

For the purpose of preparing the accompanying consolidated financial statements, the investees’ financial statements denominated in foreign currencies were translated to Euros as follows: assets, rights and obligations were translated at the year-end exchange rates; capital stock and reserves were translated at the historical exchange rates; and revenues and expenses were translated at the average exchange rates in the periods in which they arose.

The resulting translation differences, net of the portion relating to minority interests, which is recorded under the “Minority Interests” caption, are included under the “Translation Differences” caption in the accompanying consolidated balance sheets (see Note 11).

The exchange rates against the euro of the main currencies used by the Group companies as of December 31, 2003 and 2002, were as follows:

	December 31, 2003	December 31, 2002
U.S. dollar	1.260	1.049
Argentine peso	3.666	3.481
Brazilian real	3.640	3.705
Chilean peso	748.010	753.463

c)         Application of International Financial Reporting Standards (IFRS)

Under Regulation 1606/2002/EC of the European Parliament and Council of July 19, 2002, on the application of International Financial Reporting Standards, EU listed groups are required, effective for the years beginning on or after January 1, 2005, to prepare their consolidated financial statements in accordance with International Financial Reporting Standards.

The International Financial Reporting Standards are issued by the International Accounting Standards Board (IASB), an independent agency based in London which, since April 1, 2002, has been carrying out the duties that were formerly fulfilled by its predecessor the International Accounting Standards Committee (IASC).

In 2002 the IASB undertook a project to improve and update the standards already issued and in force. In December 2003, the IASB finally approved the general improvement project which affected a total of 14 standards and the improvements to the standards on the recording, valuation and presentation of financial instruments. In this connection, it should be noted that all the improvements are pending approval by the European Commission. Also, in the first half of 2004 the IASB will foreseeably approve new standards including most notably, because of their importance for the Repsol YPF Group, those relating to the treatment of business combinations, impairment of assets and the recording and valuation of intangible assets.

The application of International Financial Reporting Standards will lead to the emergence of differences in the treatment of certain transactions with respect to generally accepted accounting principles and standards in Spain, firstly, because of the non-acceptance of certain methods currently used and, secondly, because of the introduction of certain accounting treatments not permitted hitherto under Spanish accounting regulations. Additionally, IFRS provide for the so-called “alternative treatments” which permit the use of policies and methods hitherto not admitted under the current Spanish General Chart of Accounts.

Based on the foregoing, in 2003 the Repsol YPF Group carried out a project in order to analyze these differences and alternative treatments, to assess the effects and implications thereof and to establish the accounting policies and methods to give a true and fair view of the Group’s net worth and financial position and of the results of its operations in conformity with the new standards. As a result of this project, whose current stage of completion will enable the Group to meet the effective dates established by the European Commission, and considering that at the date of presentation of these financial statements there are international financial reporting standards issued by the IASB which are still in draft version or pending approval by the European Commission, following are the most significant aspects which will foreseeably affect the financial statements to be prepared by the Repsol YPF Group in accordance with IFRS:

•    Alternative treatments for the valuation of certain assets under certain circumstances, permitting the use of fair value rather than the historical cost method applied hitherto.

•    Recognition, measurement and presentation of financial instruments. Use of fair value and specific accounting treatment for hedging transactions.

•    Treatment of goodwill arising on business combinations. The draft version of the new standard envisages replacing the current systematic amortization method based on the useful life with an annual test for impairment.

•    Determination of the impairment of assets. The carrying amount is compared with the recoverable amount, which is deemed to be the higher of an asset’s net selling price or its value in use. The value in use is the net discounted present value of discounted future cash flows, unless there is a checkable market value.

•    A method for recognition and measurement of provisions taking into account in all cases the discounted present values of probable future obligations.

•    A method for recognition and measurement of certain intangible assets. As regards intangible asset amortization, the draft version of the new standard introduces the concept of undetermined useful life, which requires the performance of an annual test for impairment of these assets.

•    Inclusion in the financial statements of the statement of cash flows, which differs in nature and calculation method from the current statement of changes in financial position, and of the statement of changes in shareholders’ equity.

•    More restrictive criteria for the recognition of certain items in the statement of income, which mainly affect net sales and the gains on asset swaps. Mention should also be made of the elimination of the extraordinary income/loss caption, although this has no effect on the determination of net income.

•    Standard on leases which may modify the classification of certain assets and/or transactions.

•    Standard on investment property which may require a breakdown of these assets and provides the possibility of valuing them at market price.

•    There are new requirements for additional disclosures in the notes to financial statements about certain financial statement captions and about the net worth position and results of operations, discontinuing operations, earnings per share and segment reporting.

d)         Regulatory framework

The oil and gas industry in Spain is mainly regulated by Law 34/1998 approved on October 7, 1998 and its implementing regulations, and by Royal Decree-Laws 6/1999 and 6/2000, approved on April 16, 1999 and on June 23, 2000, respectively, which increased competition and deregulation of the industry.

The following noteworthy matters occurred during the time period covered by this report:

•    In order to comply with the limits on ownership interests in the capital stock of Compañía Logística de Hidrocarburos, S.A. (CLH) introduced by Royal Decree-Law 6/2000, in 2002 Repsol YPF performed various transactions for the sale of CLH shares and reduced its holding in this company to 25%.

•    In order to comply with the limits on ownership interests in the capital stock of Enagas, S.A. introduced by Royal Decree-Law 6/2000, in 2002 Gas Natural sold 59.1% of the capital stock of this company through a public offering and reduced its holding to 40.9%.

Pursuant to Law 62/2003 no individual or legal entity may own, either directly or indirectly, more than 5% of the capital stock of Enagas, S.A. The political or voting rights on the shares owned above this limit will be suspended.

•    A Ministry of Economy Order dated March 22, 2002, updated the marketing costs in the system for determining the maximum retail prices before taxes of the LPG for containers with a capacity of 8 kg. or more, leaving the previous Order dated October 6, 2000, without effect.

•    In order to complete the legal framework for natural-gas-related activities, Royal Decree 1434/2002 was enacted on December 27, 2002, and regulates, among other matters, the legal, technical and economic capacity to be evidenced by companies operating in the gas industry and their rights and obligations; the relationship between gas companies and consumers, particularly the regulation on the procedure for the change of supplier; and the authorization procedure for the construction, modification, operation, transmission and shutdown of gas facilities.

•    Law 53/2002 on Tax, Administrative, Labor and Social Security Measures amended Royal Decree-Law 15/1999 with respect to the placement of information boards, both in the approaches to state-owned toll roads under concession and in the vicinity of the service stations in state roads, indicating the distance to the nearest service stations and the type, price and brand of the products offered thereat.

•    From January 1, 2003, all natural gas consumers are consumers eligible to choose their gas supplier.

•    From January 1, 2003, the maximum share for the supply of natural gas in the Spanish market by one single company or group of companies is limited to 70%.

•    Royal Decree 1700/2003, which came into force on December 25, 2003, establishes the new specifications for gasolines, diesel oils, fuel oils and LPG, and the use of biofuels, adapting the Spanish law to two EU directives on this matter.

•    Pursuant to Law 62/2003 Enagas, S.A., as the System Operator, will have a representative on the Oil and Gas Advisory Board to the Spanish National Energy Commission (CNE) and in its Standing Committee. The mission of this Board is to report on the actions taken by the CNE in the oil and gas industry and, particularly, in the energy planning process and in the preparation of general provisions and projects on the determination of rates, fees and remuneration for activities in the energy industry.

•    The aforementioned Law 62/2003 amends the system for authorizing oil and gas research, exploration and exploitation in the sea-bed, and requires a preliminary report by the Autonomous Community affected on the concession procedure for the exploitation of underground fields and storages, irrespective of whether or not these activities affect ground areas.

•    Law 62/2003 also introduced significant amendments to the legal system regulating the golden share which affects, among other companies, Repsol YPF, S.A. This system was established by Law 5/1995 and Law 55/1999 (the latter is known as the “energy golden share law”).

The amendments to Law 5/1995 are mainly as follows:

•    The prior administrative authorization system is replaced by a system of notification to the competent body which, in principle, has one month to object to the notified transaction or decision.

•    Agreements and acts requiring notification are limited to those having effect on the domestic market or relating to assets located in Spain.

•    The objection to the notified transaction because of significant risks or negative effects on the activities performed by the companies involved must be based on objective criteria such as the resources available to meet the service commitments, the transparency of the structure of the group which might be joined by the company, the risk of the transaction’s financial structure, the security of continuity in the provision of goods or services and of uninterrupted supply at an affordable price, etc.

•    A report by the regulatory authority of the market in which the company subject to this system carries on its business activity is required. In the case of Repsol YPF, S.A, this authority is the Spanish National Energy Commission (CNE).

The Repsol YPF golden share arrangement will end on February 6, 2006. For these purposes, an indirect holding is defined as that owned through any more-than-10%-owned investee.

Following the amendment of the energy golden share by Law 55/1999, the Administration must be notified of the acquisition of holdings representing 3% or more of the capital stock of energy companies by state-owned entities or by entities majority owned or controlled by state-owned entities, so that the Council of Ministers may, within two months, authorize, prohibit or make conditional the exercise of the related political rights. The Law lists the criteria for prohibition of the exercise of the political rights and in general reproduces those discussed for the purposes of Law 5/1995.

•    From January 1, 2004, the natural gas supplied from Algeria through the Maghreb gas pipeline under the contract with the Algerian state-owned company is to be assigned on a preferential basis to the regulated market and the allocation to the marketing companies of 25% of the natural gas relating to this contract is left without effect.

•    Three Ministerial Orders implementing Royal Decree 949/2001, regulating matters such as the right of access to gas facilities and the natural gas industry’s integrated economic system, were issued on January 15, 2004. These Orders established the specific remuneration to the operators engaging in regulated activities and the values of the rates, fees and royalties to be received for the regulated transmission and distribution activities.

•    The restriction on the opening of new service stations established by Royal Decree-Law 6/2000 remains in force until June 2005.

e)         Economic situation in Argentina

Macro-economic scenario in 2003

After four consecutive years of GDP falls, the Argentine economy recovered in 2003. Economic growth, which based on preliminary estimates was 8.4% for the year, was driven by the manufacturing industry (which grew by 16.3%) and by the construction industry (which grew by 38% year-on-year).

The signs of economic recovery were that imports increased by 54% in 2003 to $13,813 million; the trade balance showed a significant surplus of $15,536 million; and, although lower than in 2002, the current account balance surplus was nearly 6% of GDP. By contrast, there were net capital outflows and the central bank’s international foreign currency reserves increased.

The exchange rate of the Argentine peso against the dollar improved over the year from ARP 3.40/$ at the beginning of the year to ARP 2.90/$ are year-end. Year-on-year retail inflation was only 3.7% in December, well below the forecasts made in early 2003.

In the fiscal area, the economic recovery and the maintenance of emergency taxes such as the withholdings from exports of crude oil and products, gave rise to a significant improvement in the public accounts. Tax collections by the AFIP (the Argentine Federal Administration of Public Revenue), which is the main tax collection agency, grew 43% year-on-year, and the domestic public sector’s primary surplus was ARP 8,688 million in 2003 (11% more than the target pacted with the IMF).

Regulatory framework

The economic recovery in Argentina enabled the authorities to make further progress in the economic normalization process. Among other measures adopted, the Congress approved the legislation required to complete the renegotiation of the public service contracts in 2004, and to compensate banks for the losses arising from the asymmetric pesification of their balance sheets. An anti tax-evasion law was also approved to underpin the improved fiscal situation.

Decrees relating to the gas industry, which will permit the normalization of gas prices in Argentina, were recently enacted.

Agreement with the International Monetary Fund

In January 2003, Argentina signed a short-term standby agreement with the IMF which was replaced with a new three-year agreement in September 2003. The financing involved matches the scheduled payments to the IMF and, therefore, the net debt would remain relatively stable. Although with certain delays, Argentina successfully passed the first review of the agreement, since it had amply met the quantitative targets.

Certain countries in disagreement with the Argentine position with respect to the problem of the defaulting debt made their support for the IMF program conditional upon the country further restructuring its debt.

Outlook for 2004

Macro-economic forecasts for 2004 are optimistic and above the official budget and IMF estimates.

Exports are expected to continue to be favored by the high international prices of recent months and inflation is expected to remain within limits. In the fiscal area, the sustained growth in public revenue will make it possible to meet the target primary result of 3% of GDP. The private forecasts for economic growth in 2004, which were prepared in February, point to an average growth rate of 6.2%, above the official 4% guideline.

ARGENTINE ECONOMY FORECASTS

February 2004

Source: Consensus Forecast

	2003 (e)	2004	2005

GDP growth	8.4%	6.2%	4.1%
Gross fixed investment growth	33.0%	16.7%	8.9%
Inflation	3.7%	7.1%	6.6%
Current account balance (US$ M)	8,200	6,300	5,000
Fiscal result (% of GDP)	0.5%	1.0%	0.8%

Notwithstanding the foregoing, and despite the favorable economic trend, certain structural problems remain unsolved, and their resolution may significantly condition Argentina’s future economic performance. These problems are mainly as follows:

•    The public debt restructuring process does not show significant progress. Creditors oppose the Argentine position (reduction of 75% of debt face value).

•    The restructuring of the domestic financial and credit system.

•    The renegotiation of the rate-making system for privatized public services.

It should be noted that developments have taken place recently in connection with these problems, such as the formation of the syndicate of banks entrusted with the implementation of the securities exchange offer (scheduled for mid-2004) and the announcement by the Argentine government of the process to increase gas and electricity prices for industrial consumers.

The proper resolution of these and other structural issues should lead to a sustainable change in the medium- and long-term prospects, which should significantly affect the future context in which the Group’s operations in Argentina will be performed.

The directors consider that the accompanying consolidated financial statements reflect all the significant events and effects of the economic and regulatory situation prevailing in Argentina at the date of their preparation. Also, based on the reasonably to be expected advances in the above-mentioned aspects, the directors consider that, in their opinion, the adoption of measures or the occurrence of events which might have a significant negative impact on the Group’s operations in Argentina is unlikely.

f)         Comparative information: scope of consolidation

The main variations in the scope of consolidation in 2003 were as follows:

•    On January 1, 2003, Repsol YPF exercised its option to acquire a further 20% holding in BPRY, the sole shareholder of BP Trinidad y Tobago (BPTT), the owner of productive assets in Trinidad and Tobago. This purchase option was envisaged in the BPRY Limited Liability Company Agreement dated October 20, 2000. Under this agreement, Repsol YPF, through its affiliate Repsol YPF T&T, S.A., acquired a 10% holding in BPRY and had the option to acquire a further 20% holding on January 1, 2003, at a preset price.

As a result of this acquisition, Repsol YPF increased its holding in BPTT to 30% and tripled its oil and gas production and reserves in Trinidad and Tobago. This company is consolidated by the proportional integration method in the Group’s financial statements and, following this further acquisition, the percentage consolidated increased from 10% in 2002 to 30% in 2003.

•    In July, the Group acquired a further 5% holding in Refinadores del Perú, S.A., the owner of a 60% interest in the Peruvian company Refinería la Pampilla, thus increasing its ownership interest to 83.8%. In December, Refinadores del Perú, S.A. was liquidated and its assets were transferred to its shareholders on the basis of their percentage of ownership. Refinería la Pampilla S.A. is consolidated by the global integration method in the Group’s financial statements.

•    In November 2003, Gas Natural SDG was the successful bidder in a price-based invitation to tender and acquired a 95% holding in the capital stock of Buenergía Gas & Power Ltd., which was consolidated by the global integration method in the Gas Natural Group. As a result of this transaction, Ecoeléctrica Holdings Ltd., Ecoeléctrica Ltd. and Ecoeléctrica L.P., Ltd. were included in consolidation by the proportional integration method. Ecoeléctrica L.P., Ltd. is the owner of a 542 MW combined cycle plant and a 115,000 cubic meter regasification plant located in Peñuelas, in southern Puerto Rico.

•    In December 2003, Repsol YPF, S.A. acquired a further 50% holding in Proyectos Integrados Energéticos, S.A., a company in which it already owned the other 50%. As a result of this acquisition, in 2003 the Group consolidated this company by the global integration method.

•    In 2003 the Group acquired an additional 3.1% holding in Gas Natural SDG. The percentage consolidated in the consolidated balance sheet as of December 31, 2003, was 27.15%.

The effect of the changes in the scope of consolidation in 2003 was an increase of 1.86%, a decrease of 0.01% and an increase of 2.21% in the assets, operating revenues and operating income, respectively, of the Repsol YPF Group.

The main variations in the scope of consolidation in 2002 were as follows:

•    In May 2002, the Group sold 23% of the capital stock of Gas Natural SDG, S.A. thus reducing its ownership interest in this company to 24.042%. As a result of this transaction, the Repsol YPF Group recorded a gross gain of €1,097 million (see Note 18) under the “Extraordinary Income (Expense)” caption in the accompanying consolidated statement of income.

After the sale of this holding and as a result of the change in management stemming from the new composition of this investee’s decision-making bodies, the consolidation method applicable to the Repsol YPF Group’s investment in this company changed from the global integration method which was used until May 2002 to the proportional integration method applicable from that date.

The effect of the change in the consolidation method of Gas Natural on the balance sheet captions at the time of the sale was as follows:

Millions of Euros

Assets
Fixed and other noncurrent assets	(5,957)
Goodwill arising on consolidation	(218)
Deferred expenses	(33)
Deferred tax assets	(108)
Operating working capital	(289)
(6,605)

Liabilities
Minority interests	(3,078)
Deferred tax liabilities	(42)
Long-term debt	(1,945)
Other long-term nonfinancial liabilities	(726)
Financial working capital	(814)
(6,605)

The effect of the change in the method of consolidating the holding in Gas Natural represented 14.6%, 5.9% and 8.7% of the assets, operating revenues and operating income, respectively, of the Repsol YPF Group in the consolidated financial statements as of December 31, 2002.

The following notes describe the effect of the variation on the affected captions in the consolidated balance sheet.

•          On January 1, 2002, D.F. Gas S.A. de C.V. and Servicios de Energía de México, S.A. de C.V. (Gas Natural SDG Group companies) merged, with the former being merged into the latter.

•          Since the beginning of 2002 Metragaz, S.A. and Europe Maghreb Pipeline, Ltd. (Gas Natural SDG Group companies) have been consolidated by the global integration method by that group. Previously they were consolidated by the proportional integration method.

•          On January 10, 2002, the Gas Natural Group performed the following transactions with Iberdrola Energía, S.A.:

•    Gas Natural sold 13.2% of the capital of Gas Natural México S.A. de C.V. and 13% of the capital of Sistemas de Administración y Servicios, S.A. de C.V., which were consolidated by the global integration method by Gas Natural with ownership percentages of 86.6% and 87% respectively.

•    Gas Natural acquired additional holdings of 9.9% in Companhia Distribuidora de Gas do Rio de Janeiro S.A. (C.E.G.), and of 13.15% of CEG RIO, S.A., bringing its holdings to 28.8% and 38.2% respectively, which are consolidated by the proportional integration method.

•    Gas Natural acquired Sabinelly 2000 S.L., which owns 2.3% of the capital of the Colombian company Gas Natural S.A. ESP, and Lauroste 98 S.L., which owns 12.4% of the capital of Gas Natural S.A. ESP. These acquisitions increased the Gas Natural Group’s holding in Gas Natural S.A. ESP to 59.1%, and this company and its dependent companies Gas Natural del Oriente, S.A. ESP, Gas Natural Cundiboyacense, S.A. ESP and Gases de Barrancabermeja, S.A. ESP are consolidated by the global integration method by the Gas Natural Group. The holding in Serviconfort Colombia S.A. increased from 73% to 95% and, accordingly, Gas Natural started to consolidate this holding by the global integration method.

•          In June 2002, Gas Natural sold 59.1% of the capital stock of Enagas, S.A. Until the date of the sale Gas Natural SDG consolidated Enagas, S.A. by the global integration method and its dependent companies Gasoducto Al-Andalus, S.A. and Gasoducto Extremadura, S.A. by the proportional integration method. Since June 2002 these companies have been carried by the equity method since the holding is 40.9%.

•          On January 1, 2002, Gas Argentino, S.A. (“GASA”) changed its consolidation method from the proportional integration method, used in 2001, to the equity method. GASA is a subsidiary which engages mainly in the distribution of natural gas in Argentina.

As of December 31, 2002, the REPSOL YPF Group recorded a provision for its investment in GASA with a charge to income for the year, thus reducing its net book value to zero.

In accordance with current legislation in Argentina, as of December 31, 2003, the REPSOL YPF Group was not obliged to make additional contributions in relation to this investment. Also, the Group has not guaranteed any of this company’s debt and has not provided guarantees to it in any other connection.

The REPSOL YPF Group, together with GASA’s other shareholders, is participating in a redefinition of the company’s business plan to enable it to meet its commitments and to continue its operations. However, the Group’s directors state that they have decided not to adopt any measure that might give rise to losses in addition to those already recorded and, accordingly, no additional provisions have been recorded other than that indicated above.

•          Other companies whose consolidation method changed in 2002 were Petroken Petroquímica Ensenada, S.A. (a subsidiary of YPF), which changed from the proportional integration method to the equity method, and Refap (an investee of Repsol YPF Brasil, S.A.), which has been consolidated by the proportional integration method since 2002 (in 2001 it was carried by the equity method).

The net effect of the aforementioned changes in the 2002 scope of consolidation, except for the change in the consolidation method of Gas Natural SDG, was a decrease of 1.9%, an increase of 0.9% and a decrease of 0.2% in the assets, operating revenues and operating income, respectively, of the REPSOL YPF Group.

(2)        ACCOUNTING POLICIES

The main accounting principles applied by REPSOL YPF were as follows:

a)         Start-up expenses

This caption includes the capital increase expenses, consisting mainly of bank fees and transfer tax. These expenses are amortized on a straight-line basis over five years.

b)         Intangible assets

•    Research and development costs

Research and development costs are expensed as incurred.

•    Goodwill (see Note 4)

This caption includes mainly the difference between the price paid for companies engaged in the sale of oil products (service stations) and the book value of their net assets (excluding the portion allocable to land) at the dates of their dissolution through merger with the parent company.

Goodwill is amortized on a straight-line basis over ten years, i.e. the average years of useful life of the facilities.

•    Transfer, easement and usage rights

This caption includes the following:

a)   Costs relating to contracts for the purchase of service station management rights and of the usage and easement rights related to these assets. These costs are amortized over the related contract terms, which range from 15 to 25 years.

b)   Exclusive rights to use gas pipelines. These rights are valued at acquisition or production cost and are amortized over the term of the related right (currently 25 years).

•    Other intangible assets

This caption includes the rights under long-term time-charter agreements, which are recorded at the present value of the future payments plus the amount of the purchase option, if any, and are amortized by the straight-line method over their useful life, which currently is 20 years.

This caption also includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are recorded at cost and are amortized on a straight-line basis over their useful lives, which range from four to ten years, except for the administrative concessions, which are amortized over the concession term.

c)         Property, plant and equipment

c.1)   Cost

Property, plant and equipment acquired prior to December 31, 1996, are carried at cost revalued pursuant to the applicable enabling legislation, the latest being royal Decree-Law 7/1996. The net values arising from all the revaluations are disclosed in Note 5. Subsequent additions are stated at cost.

The aforementioned cost includes the following expenses incurred exclusively during the construction period:

•    The financial expenses relating to external specific and general-purpose financing. As regards external general-purpose financing, the financial expenses to be capitalized are obtained by applying the average cost of long-term external financing to the average accumulated capitalizable investments not specifically financed. €26 million and €31 million were capitalized in this connection in 2003 and 2002, respectively, and these amounts are recorded as a reduction in the “Interest Expenses” caption in the accompanying consolidated statements of income.

•    The personnel and other similar operating expenses effectively incurred in in-house construction work on fixed assets.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

The costs of extraordinary fixed asset inspections and repairs covering a period exceeding one year are estimated and charged each year to income, and a provision is recorded under the “Other Provisions” caption in the consolidated balance sheet. Ordinary repair, upkeep and maintenance expenses are expensed currently.

This caption also includes investments relating to oil and gas exploration and production activities (see Note 2.c.3).

c.2)   Depreciation

The revalued cost of property, plant and equipment other than those relating to oil and gas exploration and production activities (see Note 2.c.3) is depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Buildings and other structures	30-50
Machinery, plant and equipment:
Machinery, installations and tools	8-15
Furniture and fixtures	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	5-20

c.3)   Investments in oil and gas exploration and production

Investments in areas with oil reserves

This caption includes the costs of new investments in areas with proved and unproved reserves, the costs of drilling in areas with proved reserves and the subsequent investments made to develop and extract the oil and gas reserves.

The investments recorded under this caption are depreciated as follows:

1.     Investments relating to acquisitions of proved reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved field reserves.

2.     The investments relating to unproved reserves are evaluated annually, and impairments, if any, are recognized with a charge to period income.

3.     The costs of drilling and the subsequent investments made to develop and extract the oil and gas reserves are amortized over the years of estimated commercial life of the field on the basis of the ratio of annual production to proved developed field reserves.

In accordance with generally accepted accounting principles on long-term fixed asset depreciation, each year the Group compares, if appropriate, the market value or the discounted future cash flows from its proved and unproved reserves (the latter of which are subject to a risk factor) in each field owned by the Group at year-end with the net book values of the assets relating thereto. The revenues or expenses recorded as a result of application of this method are classified under the “Extraordinary Income (Expense)” caption in the consolidated statement of income (see Notes 5 and 18).

Other exploration costs

Exploration investments in progress and those financed by the Spanish State pending classification as unsuccessful are recorded under this caption and are presented in the consolidated financial statements as follows:

1.     The costs of acquiring interests in exploration are capitalized at acquisition cost and are amortized with a charge to income on the basis of technical evaluation of the results of the exploration in progress over a maximum period equal to the term of the contract regulating the exploration interests. If commercially exploitable wells are found, the costs are reclassified to “Investments in areas with oil reserves” and recorded at net book value when the wells are determined to be commercially exploitable.

2.     Hydrocarbon exploration operations are recorded by the “successful-efforts” method, whereby exploration costs, excluding drilling costs, are charged to income as they are incurred. Drilling costs are capitalized until it is known whether the prospective wells are commercially exploitable, in which case they are reclassified to “Investments in areas with oil reserves”; otherwise, they are expensed when the wells are determined to be unproductive.

Future field abandonment and dismantlement costs

Future field abandonment and dismantlement costs (environmental, safety, etc.) are estimated, on a field-by-field basis, taking into account Spanish and international regulations. These costs are allocated to income each year based on production with respect to the proved reserves.

Note 14 discloses the balance of, the provisions to, and amounts used of, the allowance for field abandonment costs in 2003 and 2002.

c.4)   Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimize environmental impact and to protect and improve the environment, are identified in accordance with the nature of the business performed by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recorded in the balance sheet together with the other items composing the property, plant and equipment, and are classified by type.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules for those fixed asset items, as explained in Notes 2.c.1 to 2.c.3.

Note 22 on environmental information includes a breakdown of the environmental assets in 2003.

d)         Long-term financial investments

Companies in which the percentage of direct or indirect ownership exceeds 3% (listed companies) or 20% (unlisted companies) but does not exceed 50% (excluding the multigroup companies and those over which effective control is exercised) are carried by the equity method based on the underlying book value of the holding in each company. The net income or loss obtained each year through these companies is reflected in the consolidated statements of income as “Share in the Income of Companies Carried by the Equity Method”.

Other holdings in companies that do not form part of the consolidated REPSOL YPF Group or that, despite forming part of the consolidated Group, were not consolidated (see Note 1.b), are stated at the lower of cost or market value. The market value is deemed to be the underlying book value of the holding plus, where appropriate, the unrealized gains disclosed at the acquisition date and still existing at the date of subsequent valuation.

e)         Consolidation differences

•    Goodwill arising on consolidation

This caption relates to the positive difference between the amounts paid to acquire the investees and their underlying book values, in proportion to the percentage of ownership in them, per their balance sheets, at the acquisition date, adjusted, where appropriate, by the specific valuation of their assets and liabilities. The goodwill is amortized over the period in which the investments made will be recovered, up to a maximum of 20 years (see Note 7).

The Company performs an annual analysis of the recoverability of these assets and no difficulty had arisen in this connection as of December 31, 2003, on the basis of the analysis.

•    Negative goodwill

This account relates to the negative difference between the amounts paid to acquire the investees and their underlying book values, in proportion to the percentage of ownership in them, per their balance sheets, at the acquisition date, adjusted, where appropriate, by the specific valuation of their assets and liabilities. The balance of this account is taken to income when the costs giving rise to it are disclosed.

f)          Deferred expenses

This caption includes the following items:

•    Reflagging contracts

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortized on a straight-line basis over the average related contract term.

•    Exclusive supply contracts

This caption relates to the costs arising from exclusive supply contracts entered into by Repsol YPF with service station owners, distributors and direct consumers which are amortized on a straight-line basis over the term of the contract (the average term is currently eight years).

•    Deferred charges arising from debt issue

This caption includes deferred expenses arising from the issuance of fixed-income securities and the arrangement of loans, which are amortized based on the term of the securities issued.

The caption also includes preferred share issuance expenses, which are amortized on a straight-line basis over ten years (see Note 12).

•    Other deferred charges

This caption relates mainly to the costs incurred in programs to convert installations of natural gas and other expenses incurred by the Group companies through the commencement or extension of the operations for which they were incorporated. These costs, net of the revenues associated with start-up, are amortized on a straight-line basis over five to seven years (see Note 8).

This caption also includes the difference between the value of the rights under long-term time-charter agreements and the total amount of the lease payments outstanding plus the purchase option, if any. These costs are amortized by the interest method over the term of the related lease contract, which is currently 20 years.

g)         Inventories

Inventories are stated at the lower of cost (basically average cost) or market, and, where appropriate, the required provision for diminution in value is recorded. In the case of refinery products, the costs are allocated in proportion to the selling price of the related products (isomargin method).

h)         Short-term financial investments

Short-term financial investments are stated at the lower of cost, plus the accrued interest receivable, or market.

This caption also includes the holdings in Group and associated companies the disposal of which at short term was sufficiently certain at year-end. These holdings are recorded at the lower of their underlying book value at year-end or expected selling price.

i)          Short and long-term nontrade payables and receivables

Nontrade payables and receivables are recorded at face value, plus the accrued interest receivable or payable at each year-end.

j)          Capital subsidies and deferred revenues

•    Capital subsidies

This account relates mainly to nonrefundable capital subsidies, which are valued at the amount granted and are allocated to income on a straight-line basis over the useful lives of the projects financed.

•     Deferred revenues

Deferred revenues include basically the revenues from assignment of gas pipeline usage rights, the revenues relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. These revenues are credited to income on a straight-line basis over the depreciation period of the related fixed assets, which ranges from 20 to 50 years.

k)         Provision for labor force restructuring

The estimated costs of these restructuring plans are expensed in the year in which the related plan is agreed on and are included under the “Extraordinary Income/(Expense)” caption in the accompanying consolidated statements of income (see Notes 14 and 18).

l)          Provision for pensions and similar obligations

REPSOL YPF has defined-contribution plans for certain employees in Spain, which conform to the Pension Plan and Fund Law. The main features of these plans are as follows:

a)   They are mixed plans to cover retirement, disability and death of the participants.

b)   The sponsor (REPSOL YPF) undertakes to make monthly contributions of certain percentages of serving employees´ salaries to external pension funds.

YPF also has a defined-contribution pension plan for the employees of its main companies (YPF, OPESSA and Repsol YPF Gas) and the company contributes basically the same amount as the participant up to a stipulated ceiling. In view of the economic impact of the economic crisis in Argentina on the funds managed by retirement insurance companies, YPF discontinued its contributions to these companies, although it continued to make withholdings from employees, making the appropriate contributions and precautionarily depositing the funds in Company accounts. The previous pension plan management vehicles were abandoned and a decision was made to create, as the best solution, a trust for the contributions made by the Company and an ordinary mutual fund for the contributions from the employees. This fund is registered with the Argentine National Securities Commission.

Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on years of service compensation earned during years of employment. This company also has other noncontributory pension plans for executive officers, select key employees and former employees who worked at Maxus Group companies. The contribution calculation bases are a discount rate of 6.25%, an expected rate of return on assets of 9%, an expected rate of compensation increase of between 4.5% and 5.5% and UP-94 mortality table.

This company also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.

In relation to these programs, in 2003 and 2002 an extraordinary expense of €27 and €41 million, respectively, was recorded to cover the shortfall between the existing provision and the guaranteed benefits.

The annual cost of the pension plans and similar obligations is included in the accompanying consolidated statements of income under the “Personnel Expenses” caption and amounted to €24 million in 2003 and 2002. The “Financial Expenses” caption includes €0.1 million and €0.4 million in 2003 and 2002, respectively, relating to the financial adjustment of the provisions as of December 31, 2002 and  2001.

m)        Other provisions

This caption includes the provisions for contingencies and expenses relating to probable or certain liabilities, including those of environmental nature, arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, and collateral and other similar guarantees provided by the Company. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

The estimate of the amounts required to pay for the actions to prevent and repair the effects on the environment is based on technical and economic criteria.

n)         Foreign currency transactions

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the transaction date. At the end of each year the balances of the accounts receivable and payable in foreign currencies are translated at the exchange rates prevailing at year- or period-end. The resulting exchange differences are recorded by the methods described in the following paragraphs, except for the exchange differences arising as a result of specific transactions to finance investments in investees whose functional currencies are the same as the currency of the related debt, which are recorded as an addition to or a reduction in the balances of the “Translation Differences” caption in the accompanying consolidated balance sheets.

Exchange differences arising on adjustment of foreign currency fixed-income securities and accounts receivable and payable denominated in foreign currencies to year-end exchange rates are classified by due date and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

The negative differences in each group are charged to income.

The positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled in advance, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

o)         Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The difference between the expense recorded and the resulting net tax payable is solely due to differences in the timing of recognition of expenses and revenues giving rise to deferred tax assets or liabilities (see Note 15).

p)         Classification of debt

In the accompanying consolidated balance sheets, debt maturing in under 12 months from year-end is classified as current liabilities and all other debt is classified as long term.

q)         Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Group companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

As a result of the legislation in force in Spain on the marketing of oil and gas, REPSOL YPF includes in both expenses and revenues the excise taxes on the products marketed by it. This gave rise to increases in expenses of €5,626 million and €5,532 million in 2003 and 2002, respectively, which are recorded under the “Materials Consumed” caption, and to increases in revenues of the same amounts, which are recorded under the “Net sales” caption.

Work performed on water management, atmospheric protection, waste management, remediation of soil and underground water and the development of environmental management systems are deemed to be environmental expenses and they are recorded for accounting purposes in accordance with the criteria indicated above.

r)          Financial derivatives

The REPSOL YPF Group uses these instruments to hedge its operating and financial risks. Note 23 contains a description of the transactions carried out by the Group, and of the way in which they were recorded.

s)         Gains and losses on disposals and assignments of interests relating to oil and gas exploration and production and similar activities

In accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates, these gains and losses are recorded under the “Other Operating Revenues” and “Materials Consumed” captions, as appropriate, in the accompanying consolidated statements of income.

(3)        START-UP EXPENSES

The variations in this caption in the consolidated balance sheet as of December 31, 2003 and 2002, were as follows:

	Millions of Euros
	2003	2002
Beginning balance	61	100

Amortization	(38)	(39)
Ending balance	23	61

(4)        INTANGIBLE ASSETS

The detail of the balances of intangible asset accounts and of the related accumulated amortization as of December 31, 2003 and 2002, and of the variations therein is as follows:

	Millions of Euros
	Goodwill	Transfer, easement and Usage Rights		Other Intangible Assets	Total
		Service Stations	Gas Pipelines
COST

Balance as of December 31, 2001	235	388	683	713	2,019

Additions	—	11	—	46	57
Retirements or reductions	(1)	(1)	—	(12)	(14)
Translation differences	(36)	(37)	(71)	(152)	(296)
Change in method used to consolidate Gas Natural	—	—	(681)	(321)	(1,002)
Other variations in scope of consolidation (1)	—	—	259	(7)	252
Reclassifications and other variations (2)	22	15	1	261	299
Balance as of December 31, 2002	220	376	191	528	1,315

Additions	—	15	—	65	80
Retirements or reductions	(2)	(5)	—	(11)	(18)
Translation differences	(5)	(5)	(35)	(15)	(60)
Variations in scope of consolidation	1	—	23	12	36
Reclassifications and other variations (2) (3)	156	25	—	113	294
Balance as of December 31, 2003	370	406	179	692	1,647

ACCUMULATED AMORTIZATION AND PROVISIONS

Balance as of December 31, 2001	(52)	(113)	(124)	(229)	(518)

Amortization	(22)	(19)	(23)	(54)	(118)
Retirements or reductions	—	1	—	2	3
Translation differences	3	7	14	72	96
Change in method used to consolidate Gas Natural	—	—	135	94	229
Variations in scope of consolidation (1)	—	—	(46)	4	(42)
Reclassifications and other variations	(1)	(1)	—	(65)	(67)
Balance as of December 31, 2002	(72)	(125)	(44)	(176)	(417)

Amortization	(33)	(20)	(9)	(57)	(119)
Retirements or reductions	1	1	—	1	3
Translation differences	3	2	9	10	24
Other variations in scope of consolidation	—	—	(6)	(4)	(10)
Reclassifications and other variations (2) (3)	(131)	(2)	—	(3)	(136)
Balance as of December 31, 2003	(232)	(144)	(50)	(229)	(655)

Net balance as of December 31, 2003	138	262	129	463	992

(1)        The “Transfer, Easement and Usage Rights - Gas Pipelines” heading includes the increase in EMPL as a result of the variation in the consolidation method from proportional to global integration in the first quarter of 2002 (see Note 1.f).

(2)        In 2002 the “Other Intangible Assets” caption includes €189 million relating to the long-term time-charter agreement for a methane vessel used for the transportation of liquefied natural gas (see Note 2.b). In 2003 this caption includes €95 million relating to the long-term time-charger agreements for two methane vessels of the Gas Natural group used for the transportation of liquefied natural gas.

(3)        The goodwill relating to unmerged service stations, which was classified under “Property, Plant and Equipment” as of December 31, 2002, was reclassified to the “Intangible Assets” caption in 2003, giving rise to increases of €156 million and €131 million in the cost and accumulated amortization and allowance, respectively, of the “Intangible Assets - Goodwill” caption.

€23 million, relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain natural gas supplies in Latin America, which in 2002 were recorded under the “Deferred Expenses” caption, were also reclassified to the “Intangible Assets” caption in 2003 (see Note 8).

(5)        PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts and of the related accumulated depreciation, depletion and provisions as of December 31, 2003 and 2002, and of the variations therein is as follows:

	Millions of Euros
	Land, Buildings and Structures	Machinery Plant and Equipment	Investments in Areas with Oil Reserves	Other Exploration Costs	Transport Equipment	Other Tangible Fixed Assets (1)	Total
COST

Balance as of December 31, 2001	2,331	21,242	30,750	505	876	2,991	58,695

Additions	63	470	961 (2)	91	4	639	2,228
Retirements or reductions	(15)	(99)	(86)	(16)	(22)	(31)	(269)
Translation differences	(341)	(1,488)	(4,787)	(26)	(135)	(265)	(7,042)
Change in method used to consolidate Gas Natural	(217)	(6,301)	—	—	(18)	(523)	(7,059)
Other variations in scope of consolidation (3)	(5)	(849)	—	—	1	(50)	(903)
Reclassifications and other variations	50	858	8	(80)	32	(952)	(84)
Balance as of December 31, 2002	1,866	13,833	26,846	474	738	1,809	45,566

Additions	150	292	938 (2)	87	5	769 (4)	2,241
Retirements or reductions	(27)	(67)	(46)	(33)	(3)	(19)	(195)
Translation differences	(114)	(725)	(4,734)	(31)	(123)	(82)	(5,809)
Variations in scope of consolidation (3)	5	407	1,318	11	(2)	10	1,749
Reclassifications and other variations	55	225	(36)	(11)	30	(468)	(205)
Balance as of December 31, 2003	1,935	13,965	24,286	497	645	2,019	43,347

ACCUMULATED DEPRECIATION, DEPLETION AND PROVISIONS

Balance as of December 31, 2001	(644)	(10,581)	(15,707)	(310)	(591)	(426)	(28,259)

Depreciation and depletion	(41)	(817)	(1,322)	(100)	(20)	(82)	(2,382)
Retirements or reductions	4	70	72	15	21	10	192
Net period provisions (5)	—	(3)	(371)	(28)	—	—	(402)
Translation differences	102	689	2,463	16	90	70	3,430
Change in method used to consolidate Gas Natural	53	2,002	—	—	11	55	2,121
Other variations in scope of consolidation (3)	6	239	—	—	1	(5)	241
Reclassifications and other variations	21	337	79	(10)	(9)	(363)	55
Balance as of December 31, 2002	(499)	(8,064)	(14,786)	(417)	(497)	(741)	(25,004)

Depreciation and depletion	(37)	(665)	(1,218)	(29)	(16)	(60)	(2,025)
Retirements or reductions	11	28	5	32	2	6	84
Net period provisions (5)	0	(1)	199	0	0	0	198
Translation differences	41	401	2,577	21	82	17	3,139
Variations in scope of consolidation (3)	(2)	(98)	(323)	(8)	2	(3)	(432)
Reclassifications and other variations	(17)	119	46	3	(1)	14	164
Balance as of December 31, 2003	(503)	(8,280)	(13,500)	(398)	(428)	(767)	(23,876)

Net balance at 12/31/03 (6)	1,432	5,685	10,786	99	217	1,252	19,471

(1)     Including construction in progress.

(2)     In 2002 includes investments in Argentina (€598 million), the rest of Latin America (€306 million) and North Africa and the Middle East (€53 million). In 2003 the largest investments were made in Argentina (€574 million), the rest of Latin America (€292 million) and North Africa and the Middle East (€53 million).

(3)     In 2002 includes a cost reduction of €782 million, €345 million and €124 million for Enagas, S.A., Gas Argentino, S.A. and Petroken Petroquímica Ensenada, S.A., respectively, and €232, €79 million and €45 million of accumulated amortization due to the change in the consolidation method used for these companies in 2001, to the equity method in 2002. The impact of the inclusion of Refap, S.A., which was consolidated by the proportional integration method in 2002 as opposed to being carried by the equity method in 2001, gave rise to an increase in cost of €89 million and of €43 million in accumulated amortization.

In 2003 this account includes increases of €1,332 million and €207 million in cost relating to BP Amoco Trinidad & Tobago Llc and Gas Natural SDG, S.A., respectively, and of €336 million and €63 million in accumulated depreciation as a result of the increase in the ownership interests in these two companies, which are consolidated by the proportional integration method. It also includes €127 million in cost and €21 million in accumulated depreciation as a result of the inclusion in consolidation of Proyectos Integrados Energéticos, S.A., a company which was not consolidated as of December 31, 2002 (see Note 1.f).

(4)     This amount includes €200 million relating to the estimated value of Repsol YPF, S.A.’s irrevocable purchase option right vis-à-vis Tecnicontrol and Gestión Integral, S.L. on a property bought by the latter from Real Madrid Football Club, located at Paseo de la Castellana, in Madrid.

(5)     In 2002 includes €410 million relating to the provision recorded as a result of the comparison between fair value or cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them. In 2003 this account includes the reversal of €275 million in this connection.

(6)     As of December 31, 2003 and 2002, the accumulated provision amounted to €616 million and €1,044 million, respectively.

The balances of nondepreciable assets, i.e. land and construction in progress, amounted to €728 million and €1,125 million, respectively, in 2003. The land amounts were included under the “Land, Buildings and Structures” caption in the foregoing table, and the amounts relating to construction in progress were recorded under the “Machinery, Plant and Equipment” (€45 million), “Investments in Areas with Oil Reserves” (€400 million), “Other Exploration Costs” (€48 million) and “Other Tangible Fixed Assets” (€632 million) captions.

€6,801 million and €6,966 million of the property, plant and equipment had been fully depreciated as of December 31, 2003 and 2002, respectively.

On December 31, 1996, most of the Spanish REPSOL YPF Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996 and paid the one-time 3% tax. Some of the Group companies had previously revalued their assets pursuant to other enabling legislation. The 1996 revaluation was generally carried out by applying the maximum coefficients authorized by the aforementioned Royal Decree-Law with the 40% reduction.

The accounts affected by the revaluation pursuant to Royal Decree-Law 7/1996 and the related effect, net of depreciation, as of December 31, 2003 and 2002, are as follows:

	Millions of Euros
	Balance at 12/31/02	Additions	Variations in the scope of consolidation	Balance at 12/31/03

Land, buildings and other structures	64	(2)	1	63
Machinery, plant and equipment	116	(18)	5	103
Investments in oil and gas exploration and production
Investments in areas with oil reserves	1	—	—	1
Transport equipment	1	—	(1)	—
Other tangible fixed assets	1	—	—	1

	183	(20)	5	168

The revaluations increased the net values of the property, plant and equipment by €1,496 million. The effect in shareholders’ equity of the remaining undepreciated balance, net of minority interests, included in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, amounted to €168 million and €183 million, respectively.

The aforementioned revaluations also increased the period depreciation charge, net of the portion attributable to minority interests, by €20 million and €31 million in 2003 and 2002, respectively.

The “Property, Plant and Equipment” caption includes investments by the REPSOL YPF Group in administrative concessions amounting to €77 million and €82 million as of

December 31, 2003 and 2002, respectively. The assets subject to the concessions must be returned to the Spanish State in good working order between 2004 and 2050.

Approximately €13,709 million and €15,266 million of the Group’s total net property, plant and equipment as of December 31, 2003 and 2002, respectively, are located outside Spain.

In 2003 REPSOL YPF released €275 million of the allowance for diminution in fixed asset value and in 2002 recorded a provision of €410 million in this connection. The provision to/release of this allowance arose from the comparison of the market value or the discounted future cash flows, as appropriate, from the proved and unproved oil and gas reserves (the unproved reserves are subject to a risk factor) with the net book values of the assets relating thereto (see Note 18).

REPSOL YPF has insured all the normal industrial risks to which its property, plant and equipment are subject.

(6)        INVESTMENTS IN AFFILIATES AND OTHER FINANCIAL ASSETS

The detail of the balances of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
1. Investments in companies

Holdings in companies carried by the equity method:

Enagas	101	87
Compañía Logística de Hidrocarburos CLH, S.A.	62	62
Atlantic LNG Company of Trinidad & Tobago	57	56
Petroken Petroquímica Ensenada, S.A.	56	56
PBB Polisur, S.A.	40	21
Oleoductos del Valle, S.A.	39	53
Atlantic LNG 2/3 Company of Trinidad & Tobago	35	24
Transierra, S.A.	28	—
Terminales Marítimos Patagónicos, S.A. (Termap)	17	20
Dynasol Elastómeros, S.A. de CV	13	17
Terminales Canarios, S.L.	11	11
Sociedad de Gas de Euskadi, S.A.	11	10
Asfaltos Españoles, S.A.	9	10
Repsol Bronderslev A/S	9	8
Oleoducto Trasandino Argentina, S.A.	8	9
Gasoducto del Pacífico (Argentina), S.A.	8	7
Oleoducto Trasandino Chile, S.A.	6	8
Oiltanking Ebytem, S.A.	5	2
Hinia, S.A.	4	—
Gasolineras Prats, S.A.	4	4
Ángel Muñoa, S.L.	4	4
Gestión de Puntos de Venta, S.A. - GESPEVESA	4	4
Societat Catalana de Petrolis - PETROCAT	4	3
Autoclub Repsol, S.L.	4	1
Transportadora Subrasileira de Gas	3	3
Gas Aragón, S.A.	3	2
Torre Marenostrum, S.L.	3	—
Other companies carried by the equity method	29	30
	577	512

Long-term investment securities (at cost). Equity securities:

Termogaucha - Usina Termelétrica, S.A.	21	14
Oleoductos de Crudos Pesados (OCP), Ltd.	19	14
Gasoducto del Pacífico (Chile), S.A.	11	14
Polymed	—	7
Proyectos Integrados Energéticos, S.A.	—	12
Other companies	20	25
	71	86

Total investments in companies	648	598

2. Other financial investments

Long-term financial investments	498	335
Long-term guarantees and deposits	40	34
Other financial investments	275	251
Total other financial investments	813	620

Total financial investments	1,461	1,218

The variations in long-term financial investments in 2002 and 2003 were as follows:

	Millions of Euros
	Investments in companies	Other Financial Investments	Total

Balance as of December 31, 2001	820	668	1,488

Investment (1)	20	174	194
Retirements or reductions (2)	(30)	(28)	(58)
Net period provisions	(6)	—	(6)
Change in method used to consolidate Gas Natural	(86)	(160)	(246)
Other variations in scope of consolidation (3)	118	3	121
Income of investees (4)	(35)	—	(35)
Dividends distributed	(62)	—	(62)
Translation differences	(143)	(175)	(318)
Reclassifications and other variations	2	138	140
Balance as of December 31, 2002	598	620	1,218

Investment (1)	76	316	392
Retirements or reductions (2)	(16)	(18)	(34)
Net period provisions	(21)	—	(21)
Variations in scope of consolidation (3)	10	8	18
Income of investees (4)	146	—	146
Dividends distributed	(71)	—	(71)
Translation differences	(45)	(69)	(114)
Reclassifications and other variations	(29)	(44)	(73)
Balance as of December 31, 2003	648	813	1,461

(1)   The 2002 additions to “Investments in Companies” relate mainly to a capital increase at Repsol France (€6.1 million) and to the acquisition of a holding in the Brazilian company Termogaucha Usina Termeletrica, S.A. (€5.8 million).

The 2003 additions to “Investments in Companies” relate mainly to the acquisition of the Bolivian company Transierra, S.A. (€31 million), the increase in the holding in Oleoducto de Crudos Pesados (OCP), Ltd. (€12 million) and the contributions to the Brazilian company Termogaucha – Usina Termeletrica, S.A. (€6.9 million) and the Argentine company Central Dock Sud, S.A. (€7 million).

The 2002 additions to “Other Financial Investments” relate mainly to loans to companies carried by the equity method (€76 million) and to guarantee deposits securing compliance with sundry obligations (€53 million).

The 2003 additions to “Other Financial Investments” also relate mainly to loans to companies carried by the equity method (€116 million) and to guarantee deposits securing compliance with sundry obligations (€90 million).

(2)   The divestments in the “Investments in Companies” caption in 2002 relate to the successive disposal of holdings in CLH (€29 million). In 2003 this caption includes the disposal of a stake in Enagas (€5.8 million) and of other minor holdings.

(3)   In 2002 this account includes the Group’s percentage of the net worth of these investees, which changed their consolidation method from the global or proportional integration method to the equity method in 2002. The main investees are Enagas, S.A. (€86 million), Petroken Petroquímica Ensenada, S.A. (€56 million) and Gas Argentino, S.A. (€41 million). This account also includes the decrease (€68 million) arising from the change in the consolidation method used for Refap, S.A from the equity method in 2001 to the proportional integration method in 2002.

In 2003 this account includes mainly the effect of the increase in the holding in Gas Natural SDG, S.A. (€15 million).

(4)   In 2002 this account relates to the income contributed mainly by Atlantic LNG Co. of Trinidad and Tobago (€20 million), CLH (€18 million), Oleoductos del Valle, S.A. (€15 million), Petroken Petroquímica Ensenada, S.A. (€10 million) and Enagas (€5 million); to the share in the losses of Central Dock Sud, S.A. (€65 million), PBB Polisur, S.A. (€37 million) and Gas Argentino, S.A. (€19 million) and to the contributions from other investees, the individual amounts of which are lower than €5 million.

In 2003 this account relates mainly to the income contributed by Atlantic LNG Co. of Trinidad & Tobago (€39 million), PBB Polisur, S.A. (€25 million), CLH (€21 million), Atlantic LNG 2/3 Co. of Trinidad & Tobago (€15 million), Inversora Dock Sud, S.A. and Central Dock Sud, S.A. (€15 million) and Enagas, S.A. (€15 million).

The salient information as of December 31, 2003, on the companies listed in the foregoing table of equity securities with an individual cost per books of more than €4 million is as follows:

	Millions of Euros
Company	Percentage of Ownership	Capital	Reserves	2003 Income (Loss)
Oleoductos de Crudos Pesados (OCP), Ltd. (1)	29.66%	79.8	0.9	(16.6)
Termogaúcha - Usina Termelétrica, S.A. (2)	26.00%	60.8	18.3	0.0
Gasoducto del Pacífico Chile (3)	8.67%	109.4	1.5	7.5

(1)     Company engaging in the construction of an oil pipeline for heavy crude oil in the north of Quito (Ecuador).

(2)     Brazilian company that engages in the construction and operation of a gas thermoelectric plant in the region of Grande Porto Alegre, Río Grande del Sul (Brazil) for the retailing of electricity.

(3)     Chilean company engaging in the transmission of natural gas.

The “Long-Term Financial Investments” caption relates mainly to loans granted to companies consolidated by the proportional integration method which were not eliminated in consolidation, as indicated in Note 1.b., and loans to nonconsolidated companies. These investments earned average interest of 5.06% and 4.03% in 2003 and 2002, respectively. This caption includes €144 million corresponding to cash advances related to the swap transaction described in Note 23 “Interest rate options”.

As of December 31, 2003 and 2002, these financial investments mature over the next five years as follows:

	Millions of Euros
MATURING IN	2003		2002
2003	—		4,270	(1)
2004	5,031	(1)	52
2005	44		21
2006	56		25
2007	5		12
2008	3		3
Subsequent years	705		507
	5,844		4,890

(1)     These amounts include short-term financial investments (see Note 10).

(7)        GOODWILL ARISING ON CONSOLIDATION

The detail, by investee, of the “Goodwill” caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Companies consolidated by the global integration method

YPF, S.A.	1,864	2,386
Empresas Lipigas, S.A.	84	92
Repsol YPF Comercial del Perú, S.A.	40	45
Refinería La Pampilla, S.A.	23	50
Duragas, S.A.	13	16
Repsol YPF Gas, S.A.	6	6
Repsol YPF Distribuidora, S.A.	5	6

Companies consolidated by the proportional integration method

Refap, S.A.	182	189
Gas Natural SDG, S.A.	155	51
Buenergía Gas & Power, Ltd.	41	—
Compañía Distribuidora de Gas do Río de Janeiro	27	26
Gas Natural, S.A. ESP	13	12
Ceg Río, S.A.	11	11
Comercializadora Metrogás, S.A. de C.V.	7	9
Global Companies LLC	6	9
Refinaria de Petróleos de Manguinhos, S.A. y subsidiarias	4	5
Refinerías del Norte, S.A.	3	4
Gasoriente, S.A. ESP	2	2
Gas Natural Navarra, S.A.	1	1

Companies carried by the equity method

PBB Polisur, S.A.	6	9
Sucar, S.A.	2	3
Limagas, S.A.	1	2
	2,496	2,934

The variations in 2003 and 2002 in this caption in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2003	2002

Beginning balance	2,934	4,497

Additions (1)	152	108
Change in the method used to consolidate Gas Natural	—	(218)
Other variations in scope of consolidation	3	23
Amortization (2)	(174)	(300)
Retirements	(5)	(51)
Translation differences (3)	(405)	(1,102)
Reclassifications and other variations	(9)	(23)

Ending balance	2,496	2,934

(1)     The 2002 additions relate mainly to CEG (€68 million) and CEG Río (€26 million).

The 2003 additions relate to Gas Natural SDG (€111 million) and Buenergía Gas & Power (€41 million).

(2)     Includes €135 million and €168 million in 2003 and 2002, respectively, relating to amortization of goodwill of YPF. In 2002 also includes early amortization of goodwill arising on the purchase in 2002 of various holdings in Brazilian and Colombian subsidiaries of Gas Natural (see Note 1.f).

(3)     The 2002 balance includes a decrease of €490 million arising from the impairment of the goodwill at YPF.

(8)        DEFERRED EXPENSES

The detail of the balances of this caption in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, and of the variations therein in the years then ended is as follows:

	Millions of Euros
	Cost of Reflagging Service Stations	Exclusive Supply Contracts	Deferred Charges on Debts	Other Deferred Expenses	Total
Balance as of December 31, 2001	113	29	282	192	616

Capitalized costs (1)	5	3	1	71	80
Amortization	(16)	(12)	(40)	(42)	(110)
Retirements	(1)	—	—	(4)	(5)
Change in method used to consolidate Gas Natural	—	—	—	(33)	(33)
Other variations in scope of consolidation	—	—	—	8	8
Translation differences	(28)	—	(6)	(37)	(71)
Reclassifications and other variations (2)	1	—	(5)	202	198

Balance as of December 31, 2002	74	20	232	357	683

Capitalized costs	3	3	5	13	24
Amortization	(14)	(8)	(32)	(40)	(94)
Retirements	(1)	—	—	(5)	(6)
Variations in scope of consolidation	—	—	—	(1)	(1)
Translation differences	(2)	—	(4)	(8)	(14)
Reclassifications and other variations (2)	1	—	(5)	74	70

Balance as of December 31, 2003	61	15	196	390	662

(1) In 2002 the “Capitalized Cost” caption includes €23 million relating to the amount payable to Gas Natural SDG in three installments in 2005, 2006 and 2007 as consideration for the grant of a preferential right on certain Latin-American gas supplies (see Note 4).

(2)  In 2002 the “Other Deferred Expenses” caption includes €204 million relating to the deferred implicit interest on the long-term time-charter agreement for a methane vessel used for the transportation of liquefied natural gas (see Note 2.f).

In 2003 this caption includes €108 million relating to the long-term time-charter agreement for two methane vessels used for the transportation of liquefied natural gas.

(9)        INVENTORIES

The detail of the “Inventories” caption as of December 31, 2003 and 2002, is as follows:

		Millions of Euros
		Cost	Write Down	Carrying Value

2003	Crude oil and natural gas	699	(13)	686
	Finished and semifinished products	1,007	(17)	990
	Supplies and other inventories	444	(11)	433
		2,150	(41)	2,109

2002	Crude oil and natural gas	737	—	737
	Finished and semifinished products	1,100	(7)	1,093
	Supplies and other inventories	297	(8)	289
		2,134	(15)	2,119

Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety reserves of oil products and also created Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines who must maintain these safety reserves and the quantity thereof, specifying that they can be calculated at consolidated level.  In this respect, as of December 31, 2003, the REPSOL YPF Group had met the minimum safety reserve requirements established by the Royal Decree through the Spanish companies included in the Group.

Also, in accordance with current legislation (Royal Decree 1085/1992), Repsol Butano, S.A. must have stored, and does have stored the necessary LPG inventories to ensure that demand for gas can be met for a period of 30 days.

REPSOL YPF’s product purchase and sale futures as of December 31, 2003 and 2002, are disclosed in Note 23.

(10)      SHORT-TERM FINANCIAL INVESTMENTS

The detail of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Temporary cash investments	5,001	4,262

Accrued interest	30	8
TOTAL	5,031	4,270

The balance of this caption relates basically to surpluses deposited at finance entities. These investments earned interest of approximately 2.50% and 3.42% in 2003 and 2002, respectively.

As of December 31, 2002, the balance also included €17 million representing 6.79% relating to the net worth of CLH, for which there was a sale commitment at that date.

(11)      SHAREHOLDERS’ EQUITY

The detail of the balances of this caption as of December 31, 2003 and 2002, and of the variations therein in the years then ended is as follows:

	Millions of Euros
			Other Reserves of the Parent Company
2002	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total

Balance as of December 31, 2001	1,221	6,428	244	3	2	1,148	5,178	(454)	1,025	(257)	14,538

Distribution of 2001 income:

Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(257)	257	—
Supplementary dividend	—	—	—	—	—	—	—	—	—	—	—
Voluntary reserves	—	—	—	—	—	1,607	(839)	—	(768)	—	—

Translation differences (foreign currency) and other	—	—	—	—	—	—	(49)	(2,672)	—	—	(2,721)

Net income for the year	—	—	—	—	—	—	—	—	1,952	—	1,952

Interim dividend	—	—	—	—	—	—	—	—	—	(183)	(183)

Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586

	Millions of Euros
			Other Reserves of the Parent Company
2003	Capital Stock	Paid-in Surplus	Legal Reserve	Revaluation Reserve	Reserve for Adjustment to Euros	Voluntary Reserves	Reserves of Consolidated Companies	Translation Differences	Income for the Period	Interim Dividend	Total

Balance as of December 31, 2002	1,221	6,428	244	3	2	2,755	4,290	(3,126)	1,952	(183)	13,586

Distribution of 2002 income:

Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	(183)	183	—
Supplementary dividend	—	—	—	—	—	(196)	—	—	—	—	(196)
Voluntary reserves	—	—	—	—	—	1,109	660	—	(1,769)	—	—

Translation differences (foreign currency) and other	—	—	—	—	—	—	(10)	(1,524)	—	—	(1,534)

Net income for the year	—	—	—	—	—	—	—	—	2,020	—	2,020

Interim dividend	—	—	—	—	—	—	—	—	—	(244)	(244)

Balance as of December 31, 2003	1,221	6,428	244	3	2	3,668	4,940	(4,650)	2,020	(244)	13,632

Capital stock

As of December 31, 2003, the capital stock consisted of 1,220,863,463 fully subscribed and paid shares of €1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

At the date of the last General Shareholders’ Meeting, on April 4, 2003, the most significant holdings in REPSOL YPF, S.A. are as follows:

	Percentage of Ownership

CAIXA	10.17	(1)
BBVA	8.17
Repinves	5.63	(2)
Pemex	4.81

(1)  Holding owned through La Caixa Holdings, S.A. Also, La Caixa has a 41.4% holding of Repinves.

(2)  Repinves’ shareholders are: La Caixa, Caixa D’Estalvis de Catalunya and Caja Guipúzcoa San Sebastián.

According to the latest information available to the Company, BBVA has reduced its holding to 5.32%.

REPSOL YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the Shareholders’ Meeting to 10% of the voting stock.

On April 21, 2002, the Shareholders’ Meeting resolved to:

•    Authorize the Board to increase the Company’s capital stock, at one or several times, by an amount equal to half of the capital stock on the date of the capital increase, during a period of five years from the date of the resolution, through monetary contributions, with the additional paid-in capital the Board considers appropriate in view of the market price of the Company’s shares.

•    Authorize the Board of Directors to issue €3,000,000,000 of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of the Company or other companies during a five-year period from the date of that Shareholders’ Meeting; to determine the bases and types of the conversion or exchange and to increase capital stock by the amount required.

As of December 31, 2003, these authorizations had not been used.

Paid-in surplus

The revised Corporations Law expressly permits the use of the additional paid-in surplus balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve

Under the revised Corporations Law, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital, provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

This reserve, in the case of REPSOL YPF, S.A.’s subsidiaries, is recorded under the “Reserves of Consolidated Companies” caption.

Revaluation reserve

The balance of the “Revaluation Reserve Royal Decree-Law 7/1996” account can be used, free of tax, to offset recorded losses (both prior years´ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007, the balance of this account can be transferred to unrestricted reserves provided the related monetary surplus has been realized. The distribution of this reserve would give rise to dividend double taxation tax credits. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

The distribution of these reserves would give rise to tax credits for dividend double taxation.

This reserve, in the case of REPSOL YPF, S.A.’s subsidiaries, is recorded under the “Reserves of Consolidated Companies” caption.

Dividends

The 2003 and 2002 interim dividends relate to the gross interim dividend per share distributed by REPSOL YPF, S.A. out of income in each of these years. In 2003 it amounted to €244 million (€0.20 gross per share), and in 2002 to €183 million (€0.15 gross per share).

The final dividend approved by the Shareholders’ Meeting of Repsol YPF, S.A. for 2002 amounted to €196 million (€0.16 gross per share).

The proposal for the distribution of Repsol YPF, S.A.’s 2003 income, to be submitted for approval at the next Shareholders’ Meeting, includes the distribution of a final dividend for 2003 of €244 million (gross €0.20 per share), payable on or after July 1, 2004.

Based on the accounting statement prepared and its unused credit lines, as of the date on which the interim dividend was approved, Repsol YPF, S.A. had sufficient liquidity to distribute the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

The detail, by subgroup, of the balances of “Reserves of Consolidated Companies” and “Translation Differences” as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Reserves in Consolidated Companies:

Gas Natural Subgroup	707	1,140
Repsol Exploración Subgroup	575	807
Repsol Comercial Subgroup	546	497
Repsol Petróleo Subgroup	199	409
Petronor Subgroup	105	174
Repsol Butano Subgroup	211	124
YPF Subgroup	893	(106)
Repsol YPF Brasil Subgroup	305	(25)
Repsol Química Subgroup	41	(3)
Other subsidiaries and consolidated adjustments	1,358	1,273
Total	4,940	4,290

Translation differences:

YPF Subgroup	(3,641)	(2,389)
Repsol YPF Brasil Subgroup	(277)	(326)
Repsol Butano Subgroup	(150)	(143)
Gas Natural Subgroup	(118)	(102)
Repsol Exploración Subgroup	(65)	(92)
Other subsidiaries and consolidated adjustments	(399)	(74)
Total	(4,650)	(3,126)

The “Reserves of Consolidated Companies” caption includes €1,168 million and €1,111 million of restricted reserves in 2003 and 2002, respectively.

Following is a detail of the Group companies whose shares were listed as of December 31, 2003:

Company	Number of Shares Listed	Percentage of Capital Stock Listed	Stock Exchange	Year-End Value	Last Quarter Value	Currency

Repsol YPF, S.A.	1,220,863,463	100%	Spanish continuous market	15.46	14.84	Euros
			Buenos Aires	57.55	51.25	Argentine Pesos
			New York	19.55	17.72	U.S. Dollars

Gas Natural SDG, S.A.	447,776,028	100%	Spanish continuous market	18.55	16.99	Euros

YPF	393,312,793	100%	New York	37.02	32.87	U.S. Dollars
			Buenos Aires	109.00	95.85	Argentine Pesos

(12)      MINORITY INTERESTS

The detail of this caption as of December 31, 2002 and 2003, is as follows:

	Millions of Euros
2002	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergás	Petronor	YPF	Other	Total
Equity in:
Capital stock	3,691	143	89	29	17	50	51	4,070
Reserves	0	74	8	8	42	15	24	171
Income (1)	176	2	9	(40)	12	14	19	192
Interim dividend	(176)	—	(2)	—	(25)	(4)	(3)	(210)
	3,691	219	104	(3)	46	75	91	4,223

	Millions of Euros
2003	Preferred Shares	Andina	Repsol YPF Perú, BV (2)	Petronor	YPF	Other	Total
Equity in:
Capital stock	3,575	143	56	17	50	88	3,929
Reserves	0	39	17	41	5	(7)	95
Income	157	11	0	9	14	19	210
Interim dividend	(157)	(10)	(4)	(8)	0	(1)	(180)
	3,575	183	69	59	69	99	4,054

(1)   This income does not include the €142 million of income attributable to the minority shareholders of Gas Natural SDG, a company which was consolidated by the global integration method until May 2002, and since then has been consolidated by the proportional integration method (see Note 1.f).

(2)   As of December 31, 2003, these balances relate to the minority shareholders of Refinería la Pampilla, S.A.

The variations in this caption in 2002 and 2003 were as follows:

	Millions of Euros
	Preferred Shares	Andina	Repsol YPF Perú, BV	Invergás	Gas Natural	Petronor	YPF	Other	Total

Balance as of December 31, 2001	3,814	257	149	60	2,083	58	131	39	6,591

Change in method used to consolidate Gas Natural	—	—	—	—	(3,078)	—	—	—	(3,078)

Other variations in scope of consolidation	—	—	(26)	4	1,059	—	(33)	5	1,009

Income for the period	176	2	9	(40)	142	12	14	19	334

Dividends paid during the year	(176)	—	(8)	—	(58)	(34)	(4)	(12)	(292)

Translation differences	(123)	(40)	(18)	(28)	(123)	—	(18)	(6)	(356)

Reclassifications and other variations	—	—	(2)	1	(25)	10	(15)	46	15

Balance as of December 31, 2002	3,691	219	104	(3)	—	46	75	91	4,223

	Millions of Euros
	Preferred Shares	Andina	Repsol YPF Perú, BV (1)	Petronor	YPF	Other	Total

Balance as of December 31, 2002	3,691	219	104	46	75	88	4,223

Variations in scope of consolidation	—	—	(7)	—	—	5	(2)

Income for the period	157	11	—	9	14	19	210

Dividends paid during the year	(157)	(10)	(4)	(10)	(11)	(2)	(194)

Translation differences	(116)	(38)	(15)	—	(13)	(8)	(190)

Reclassifications and other variations	—	1	(9)	14	4	(3)	7

Balance as of December 31, 2003	3,575	183	69	59	69	99	4,054

(1)  As of December 31, 2003, these balances relate to the minority shareholders of Refinería La Pampilla, S.A.

Preferred shares

In October 1997 the REPSOL YPF Group, through its subsidiary Repsol International Capital, issued preferred shares of this company amounting to US$ 725 million under the following terms:

•	Annual dividend	:	7.45%, payable quarterly.

•	Term	:	perpetual, with the option for the issuer of early redemption from the fifth year at face value.

•	Guarantee	:	subordinated REPSOL YPF, S.A. guarantee.

•	Remuneration	:

payment of preferred dividends is conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares. If no dividend is accrued, there is no subsequent obligation to pay it.

In May and December 2001, Repsol International Capital launched two new issues of preferred shares for €1,000 million and €2,000 million, respectively, with the following characteristics:

•	Dividend	:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year. The dividend is payable quarterly.

•	Term	:	perpetual, with the option for the issuer of early redemption from the tenth year at face value.

•	Guarantee	:	subordinated REPSOL YPF, S.A. guarantee.

•	Remuneration	:	preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

In connection with these preferred share issues REPSOL YPF performed derivatives transactions (see Note 23).

(13)      SUBSIDIES AND DEFERRED REVENUES

The detail of the main items under this caption in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Subsidies received

Gas network construction	14	12
Other subsidies	41	46

Subtotal	55	58

Deferred revenues

Deferred revenues on property, plant and equipment received for no consideration	8	9
Revenues from new connections and branch lines	31	17
Indemnities for the compulsory relocation of the gas network	19	14
Positive exchange differences	163	76
Other deferred revenues	60	88

Subtotal	281	204
Total	336	262

The variations in this caption in 2003 and 2002 were as follows:

	Millions of Euros
	Other Deferred
	Subsidies	Revenues	Total

Balance as of December 31, 2001	515	362	877

Financing received (1)	33	63	96
Subsidies credited to income	(17)	(12)	(29)
Change in method used to consolidate Gas Natural	(365)	(172)	(537)
Other variations in scope of consolidacion (2)	(102)	(16)	(118)
Translation differences	—	(49)	(49)
Reclassifications and other variations	(6)	28	22

Balance as of December 31, 2002	58	204	262

Financing received (1)	1	46	47
Subsidies credited to income	(5)	(16)	(21)
Variations in scope of consolidacion	2	8	10
Translation differences	—	(16)	(16)
Reclassifications and other variations	(1)	55	54

Balance as of December 31, 2003	55	281	336

(1)  In 2003 and 2002 the subsidies were received mainly by the Gas Natural Group for the construction of its gas infrastructure (€1 million and €30 million, respectively).

(2)  Relates to subsidies granted to Enagas, a company whose method of consolidation changed to the equity method in 2002 (see Note 1.f).

(14)      LONG-TERM LIABILITIES

The detail of the balance of this caption as of December 31, 2003 and 2002, and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Pensions Costs	Provision for Labor Force Restructuring	Dismantling of Fields	Commitments and Contingent Liabilities	Reversion Reserves	Other Provisions	Total

Balance as of December 31, 2001	60	65	178	349	42	703	1,397

Period provisions charged to income (1)	41	16	24	64	5	300	450
Allowance released with credit to income	(1)	(3)	(67)	(16)	—	(79)	(166)
Allowance released due to payment	(10)	(24)	(1)	(20)	(2)	(79)	(136)
Change in method used to consolidate Gas Natural	(11)	—	—	(88)	—	(64)	(163)
Other variations in scope of consolidacion	—	—	—	1	—	(18)	(17)
Translation differences	(10)	1	(16)	(38)	—	(176)	(239)
Reclassifications and other variations (2)	—	(38)	7	9	(11)	72	39

Balance as of December 31, 2002	69	17	125	261	34	659	1,165

Period provisions charged to income (1)	27	1	22	79	6	384	519
Allowance released with credit to income	—	—	—	(8)	—	(75)	(83)
Allowance released due to payment	(5)	(1)	(1)	(14)	—	(52)	(73)
Variations in scope of consolidacion	—	1	6	10	—	2	19
Translation differences	(13)	—	(9)	(1)	—	(53)	(76)
Reclassifications and other variations	(3)	(6)	8	(1)	—	(15)	(17)

Balance as of December 31, 2003	75	12	151	326	40	850	1,454

(1)  In 2002, the “Other Provisions” caption includes €149 million of provisions recorded with a charge to extraordinary income (see Note 18, “Provisions for Estimated Losses”, which includes provisions to the “Other Provisions” and to the “Pension Costs” captions), €94 million of provisions charged to financial income, of which €87 million relate to the provision recorded as a result of the exercise of the option sold in relation to the dollar-denominated preferred share issue launched in 1997 (see Notes 12 and 23), and €57 million of provisions charged to operating income.

In 2003, this caption includes €290 million of provisions recorded with a charge to extraordinary income (see Note 18, “Provisions for Estimated Losses”, which includes provisions to the “Other Provisions” and to the “Pension Costs” captions), €12 million of provisions charged to financial income and €82 million of provisions charged to operating income (including most notably €25 million of provisions for litigation and €16 million of environmental provisions).

(2)  This item under the “Provision for labor force restructuring” caption relates basically (€45 million) to the externalization of the pension commitments arising from the labor force reduction plans and other commitments that may be externalized under current Spanish legislation.

The “Other Provisions” caption includes mainly technical reserves for insurance, provisions for environmental contingencies, provisions for litigation in progress and other provisions for future contingencies.

(15)      TAX MATTERS

Repsol YPF is taxed in Spain for corporate income tax purposes under the special consolidated tax regime in Tax Consolidation Group 6/80 of which Repsol YPF, S.A. is the controlling company. This Group consisted of 69 companies in 2003, of which the major companies in terms of net sales were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

The companies in the aforementioned Tax Consolidation Group jointly determine the taxable income of the Group, which is allocated among the companies in the Tax Group in accordance with the criteria established by the ICAC (the Spanish regulatory agency for accounting matters) for the recording and determination of the individual tax charge.

The breakdown of the deferred tax assets and liabilities as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003	2002
Deferred tax assets

Provision for pension allowances	10	11
Provision for personnel restructuring plans	14	19
Depreciation for accounting purposes in excess of depreciation for tax purposes	29	42
Accounting basis for bad debt allowances in excess of tax basis	15	81
Tax credits (*)	554	324
Provisions for other items	68	65
Other	234	74
	924	616
Deferred tax liabilities

Accounting basis for depreciation of property in excess of tax basis	331	210
Deferred taxes arising from reinvestment of profit in new tangible assets	48	62
Tax basis on financial expenses in excess of accounting basis as a consequence of hedging operations	87	59
Other	208	172
	674	503

(*) This account includes €526 million in 2003 and €297 million in 2002 relating to tax credits not yet used by the companies in Tax Group 6/80 because insufficient consolidated tax payable was reported.

The variations in the deferred tax assets and liabilities in 2003 and 2002 were as follows:

	Millions of Euros
	Deferred tax assets	Deferred tax liabilities	Net

Balance as of December 31, 2001	694	(516)	178

Decrease during the period	(1,257)	6	(1,251)
Increase during the period	1,457	(165)	1,292
Change in method used to consolidate Gas Natural	(108)	42	(66)
Other variations in scope of consolidation	1	(25)	(24)
Reclassifications and other variations	(171)	155	(16)
Balance as of December 31, 2002	616	(503)	113

Decrease during the period	(55)	77	22
Increase during the period	390	(97)	293
Variations in scope of consolidation	2	(141)	(139)
Reclassifications and other variations	(29)	(10)	(39)
Balance as of December 31, 2003	924	(674)	250

The reconciliation of the consolidated income per books to the taxable income for 2003 and 2002 is as follows:

	Millions of Euros
	2003	2002
Income before income tax
Spanish companies	899	1,675
Foreign companies	2,379	1,175
	3,278	2,850
Permanent differences	10	(46)
Timing differences
a) Arising in the year	302	104
b) Arising in prior years	(669)	(81)
Taxable income	2,921	2,827

The following tables show the calculation of the corporate income tax expense for 2003 and 2002:

	Millions of Euros
	2003
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

Income before income tax	811	88	2,379	3,278
Permanent differences	(325)	(3)	338	10

Adjusted income	486	85	2,717	3,288

Gross tax	170	28	950	1,148

Tax credits for:
Investment	(13)	—	—	(13)
Dividends and international double taxation	(45)	—	—	(45)
Other	(37)	(5)	—	(42)
Income tax expense	75	23	950	1,048

	Millions of Euros
	2002
	Spanish Companies at 35%	Spanish Companies at a Different Rate	Foreign Companies	Total

Income before income tax	1,484	191	1,175	2,850
Permanent differences	1,367	(134)	(1,279)	(46)

Adjusted income	2,851	57	(104)	2,804

Gross tax	998	22	42	1,062

Tax credits for:
Investment	(279)	(1)	—	(280)
Dividends and international double taxation	(337)	—	—	(337)
Other	125	(6)	—	119
Income tax expense	507	15	42	564

The tax incentives generated in 2003 relate mainly to investment and reinvestment tax credits including, among others, tax credits of €0.1 million for investments in environmental protection and €13 million for investments in research and development and technological innovation, and €2.5 million arising from application of the provisions of Article 36 ter. of Corporate Income Tax Law 43/1995. The proceeds of the disposal will be invested by Tax Consolidation Group 6/80, of which Repsol YPF is the controlling company, within the legally stipulated period. The full amount of these tax incentives is available for use in future years because insufficient tax payable was reported for 2003.

The years open for tax audit in connection with the applicable taxes vary for the various consolidated companies, but generally are from 1998 to 2003.

The varying interpretations which could be made of the tax regulations applicable to the companies’ operations might give rise to contingent tax liabilities in the future which cannot be objectively quantified at the present time. However, the directors of Repsol YPF consider that the consequences, which might arise therefore should not materially affect the consolidated financial statements.

(16)      LONG AND SHORT-TERM DEBT

The detail of the loans and interest payable, mostly unsecured, as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003		2002
	Short Term	Long Term	Short Term	Long Term
FOREIGN CURRENCIES
Principal in U.S. dollars	3,037	4,121	1,271	3,459
Principal in other currencies	110	72	56	66
Accrued interest	172	—	127	—

Total	3,319	4,193	1,454	3,525
EUROS
Principal	1,012	2,261	2,416	4,748
Accrued interest	38	—	129	—

Total	1,050	2,261	2,545	4,748

TOTAL	4,369	6,454	3,999	8,273

The debt in Euros was converted to U.S. dollars substantially in full through exchange hedging transactions (see Note 23).

As of December 31, 2003, the Repsol YPF Group had available the funds required to meet debt maturities through the end of 2005.

The Group’s long-term financing is divided between approximately 70% fixed-rate and approximately 30% floating-rate debt. Long-term financing amounted to €6,454 million and €8,273 million as of December 31, 2003 and 2002, and bore average interest of 5.7% and 6.0%, respectively.

On June 28, 2000, the Shareholders’ Meeting authorized the Board of Directors to issue, at one or several times over a period of five years from the date of the resolution, up to a maximum of €12,000 million of debentures, bonds or any similar securities, grouped together as issues, in euros or in other currencies, unsecured or secured in any way including a mortgage guarantee, fully or partially exchangeable for existing shares of the Company or of other companies. The Board of Directors will establish the terms of each issue, in particular the fixed or floating interest rate, the issue price, the ancillary rights included in the securities issued, the face value of each one, whether they are represented by single or multiple certificates or by the book entry trading system, the form and term of redemption, and any other aspect of each issue, and may apply to the official stock exchanges and other competent bodies to list the issued securities in accordance with current regulations.

This authorization by the Shareholders’ Meeting had not been used as of December 31, 2003.

Also, on April 21, 2002, the Shareholders’ Meeting resolved to empower the Company’s Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programs, with a maximum nominal balance of the existing program or programs that may not at any time exceed an outstanding balance of €3,000 million. Within the aforementioned limit, the Board may freely establish the maximum nominal amount of each program and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types and the other conditions applicable to each issue, and may apply for the securities to be listed on any official or OTC organized market, and may perform any other acts that may be necessary or appropriate for the establishment or execution of the program or programs or for the issuance of the securities. In particular, the Board of Directors may delegate all or any of the powers referred to in this resolution to its Management Committee.

On January 29, 2003, the Board of Directors resolved to launch a corporate promissory note issuance program with a maximum outstanding balance of €3,000 million. This program was cleared by and registered with the Spanish National Securities Market Commission (CNMV) on March 13, 2003. The outstanding balance amounted to €129 million as of December 31, 2003.

As of December 31, 2003 and 2002, the loans and interest payable matured as follows:

	Millions of Euros
DUE IN:	2003		2002
2003	—		3,999	(1)
2004	4,369	(1)	2,340
2005	1,990		2,535
2006	996		929
2007	716		781
2008	225		225
Subsequent years	2,527		1,463
	10,823		12,272

(1) Relating to short-term loans and interest payable.

In general, financial debt agreements include the early maturity clauses usual in these types of agreements (significant adverse change, early maturity crossed with other loans, etc.).

Issues of marketable securities, representing senior debt, by Repsol International Finance, BV, guaranteed by REPSOL YPF, S.A. for a total of €6,030 million, contain certain clauses whereby the company undertakes to pay the liabilities at maturity and not to create encumbrances securing the assets of REPSOL YPF, S.A. in relation to these issues or to future issues of debt securities.

In the event of noncompliance, the custodian-trustee bank, at his sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to a special resolution, can declare the debentures to be matured and payable.

Additionally with respect to certain marketable debenture issues totaling €434 million, YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the pacted clauses, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

The directors of Repsol YPF believe that at the date of this writing there are no reasons, nor will there foreseeably be any in the future, which will make it necessary to apply the clauses providing for early maturity of the debt.

(17)      REFUNDABLE DEPOSITS

This caption relates basically to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorized by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

The variations in this caption in 2003 and 2002 were as follows:

	Millions of Euros
	2003	2002
Beginning balance	196	213

Amounts received	3	3
Change in the method used to consolidate Gas Natural	—	(14)
Other variations in scope of consolidation	1	—
Translation differences and other variations	(2)	(6)
Ending balance	198	196

(18)      REVENUES AND EXPENSES

The foreign currency transactions in 2003 and 2002 were as follows:

	Millions of Euros
	Spanish Companies	Foreign Companies	TOTAL
2003
Purchases	14,309	2,869	17,178
Sales	6,011	10,081	16,092
Other transactions	120	1,317	1,437

2002
Purchases	7,479	3,902	11,381
Sales	4,885	9,345	14,230
Other transactions	250	1,235	1,485

The detail of the extraordinary revenues and expenses included in the accompanying consolidated statements of income for 2003 and 2002 is as follows:

	Millions of Euros
	Revenues/(Expenses)
	2003	2002
Extraordinary Expenses:
Labor force restructuring (Note 2.k)	(32)	(54)
Losses on fixed assets	(6)	(20)
Variation in fixed asset provisions (1)	—	(423)
Provision for commitments and contingent liabilities	(69)	(47)
Provisions for estimated losses (2)	(318)	(190)
Other extraordinary expenses (3)	(147)	(274)
	(572)	(1,008)
Extraordinary Income:
Gains on fixed asset disposals	13	16
Gains on disposals of shareholdings (4)	76	1,592
Variation in fixed asset provisions (1)	249	—
Subsidies and other deferred revenues transferred to income	5	8
Revenues from reversal of provisions for contingencies and expenses	36	26
Other extraordinary revenues	39	14
	418	1,656
	(154)	648

(1)  In 2002 this account includes €410 million relating to the provision recorded as a result of the comparison between the market value or cash flows, disconunted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas and the net book value of the assets allocated to them. In 2003 this accounts includes a revenue of €275 million as a result of the reversal of a portion of the provisions recorded in this connection.

(2)  The main items included in 2002 are a provision for the shortfall in the pension provision of Maxus Energy Corporation, a subsidiary of YPF (€41 million) (see Note 2.l), a provision for litigation (€32 million), a provision for the effect of the devaluation of the Argentinean peso on certain companies transferred by YPF in 2001, the impact of which was guaranteed for twelve months from the transfer (€27 million), provisions for major repairs (€25 million), and a provision for environmental contingencies (€22 million).

The main items included in 2003 are the provision arising from the valuation of a commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (€162 million), the special provision arising from the modification of the actuarial variables used in the calculation of the provision for pensions of Maxus Energy Corporation, a subsidiary of YPF (€27 million), the provision for litigation (€35 million), the provision for major repairs (€30 million) and the provision to the key employee loyalty allowance (€28 million).

(3)  In 2002 this account includes €90 million of prior years’ income, €42 million for the impact of Argentinean Republic Law 25413 which temporarily established the taxation of all bank account movements related to accounts receivable and payable, €28 million for the expenses and fees arising from the disposal of Gas Natural SDG and €22 million for the additional payment YPF made with respect to the expected payment as a result of a different application of the exchange rate on the payment of royalties.

(4)  In 2002 this account includes gains arising from the sale of 23% of Gas Natural SDG (€1,097 million) (see Note 1.f), of several blocks of shares of CLH (€293 million), of a percentage of Gas Natural México (€105 million) and the Repsol YPF Group’s share of the gains arising from the sale of shares of Enagas (€97 million) (see Note 1.f).

In 2003 this account includes the gains arising from the sale of 6.78% of CLH to Oman Oil Company. This transaction completed the sale process stipulated by Royal Decree 6/2000, under which the individual holding in CLH of each shareholder cannot exceed 25% and the aggregate holding of Repsol YPF, Cepsa and BP cannot exceed 45% of CLH’s capital stock.

(19)      INFORMATION ON BOARD MEMBERS AND MANAGEMENT PERSONNEL

a)     Board Members’ compensation

As Board members

In accordance with Article 30 of the bylaws, the Company may pay compensation equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the allocations to the legal reserve and other required allocations have been made and a dividend of at least 4% to the shareholders has been declared.

Under the system established and approved by the Nominating and Compensation Committee, the amounts of the annual compensation earned by virtue of membership of each of the Group’s governing bodies are as follows:

Governing Bodies	Euros

Board of Directors	140,272
Management Committee	140,272
Audit and Control Committee	35,068
Strategy, Investment and Compensation Committee	35,068
Nominating and Compensation Committee	35,068

The compensation earned in 2003 by the members of the Board of Directors in their capacity as such in connection with the above-mentioned bylaw-stipulated fees amounted to €3.28 million, the detail being as follows:

	Compensation for Membership of Governing Bodies
	Comments	Board	Management Committee	Audit Committee	Nominating Committee	Strategy Committee	Total
Alfonso Cortina	Unchanged	140,272	140,272				280,543
Enrique de Aldama	Unchanged	140,272	140,272			35,068	315,611
Gonzalo Anes	Unchanged	140,272			35,068		175,340
Ignacio Bayón	Unchanged	140,272		35,068			175,340
Antonio Brufau	Unchanged	140,272		35,068			175,340
Antonio Hernandez-Gil	Unchanged	140,272	140,272		35,068		315,611
Juan Molins	Unchanged	140,272	140,272			35,068	315,611
PMI Holdings	Unchanged	140,272	140,272			35,068	315,611
Marcelino Oreja Aguirre	Unchanged	140,272		35,068			175,340
Gregorio Villalabeitia	Unchanged	140,272			35,068		175,340
Manuel González Cid	Joined in April 2003	105,204	105,204				210,408
Ramón Blanco Balín	Joined in April 2003	105,204	105,204				210,408
Carmelo de las Morenas	Joined in July 2003	58,447		2,922			61,369
Ricardo Fornesa	Joined in October 2003	23,379	23,379				46,757
Jose Vilarasau	Removed in October 2003	116,893	116,893				233,786
José Ignacio Goirigolzarri	Removed in April 2003	46,757	46,757				93,514

Additionally, the following should be noted:

•    The members of the Board of Directors of the controlling company have been granted no loans or advances by any Group, multigroup or associated company.

•    No Group, multigroup or associated company has pension or life insurance obligations to the former or current members of the controlling company’s Board of Directors, except for the members who are also officers, to whom it has the obligations inherent to the management group.

As officers for discharging management duties

The wages and salaries earned in 2003 by the Board members, for all the items, who had a labor relationship with or discharged executive duties in the Group during the year, considering the Nominating of the Consejero Delegado since April 2003, amounted to € 4.2 million, corresponding €2.8 million and €1.4 million to the Chairman and the Consejero Delegado, respectively.

The 2001-2005 Incentive Plan and the 2002-2006 Incentive Plan, which began in exercise 2001 and 2002, respectively, were canceled early through the payment of a non-accumulable compensatory amount not tied to the price of Repsol YPF, S.A. shares. The amount paid in this connection was €1.2 million for the executive directors, and was recorded under the “Extraordinary Expenses” caption in the consolidated statement of income. Additionally, the Board members who perform executive duties are included in the 2003-2006 Incentive Plan (see section c. of this Note). No amount was paid in this connection in 2003, since this incentive pay consists of an additional variable compensation amount to be received in 2007 subject to the following conditions: (i) the officer must remain in the Group until that date and (ii) certain objectives linked to those included in the Group’s 2003-2007 Strategic Plan must be met.

As members of the Boards of Directors of subsidiaries

The compensation earned in 2003 by the members of the Board of Directors of the parent companies in their capacity as directors of other Group, multigroup or associated companies amounted to €1.01 million, the detail being as follows:

	YPF	Gas Natural	Enagas	TOTAL
Alfonso Cortina	87,301			87,301
Antonio Hernández-Gil	35,452			35,452
Antonio Brufau		310,000	67,600	377,600
Gregorio Villalabeitia		110,000		110,000
Ramón Blanco	63,371	210,000	53,000	326,371
Carmelo de las Morenas		63,637		63,637

Third-party liability insurance

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and management personnel of the Repsol YPF Group.

b)   Transactions with Directors

Following is a disclosure of the transactions performed with Directors, as required by Law 26/2003, which amended Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations.

The Directors of Repsol YPF did not perform any transaction other than in the ordinary course of operations or other than on an arm’s-length basis with the Company or with Group companies in 2003.

Except as detailed in Exhibit II, none of the Directors have holdings or perform duties in companies engaging in an activity which is identical, similar or supplementary to the activity that constitutes the corporate purpose of Repsol YPF, and none of them have engaged, for their own account or for the account of others, in activities which are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

c)   Compensation to Management Personnel

Scope

The information included in this section relates to the 17 persons who are or were part of the Group’s management team in 2003, excluding those who are also members of the Board of Directors of the controlling company, since the information relating to them was included in section a) of this Note.

Wages and salaries

Management Personnel receive a fixed compensation and a variable objective-based compensation, which is calculated as a certain percentage of the fixed compensation.

The total compensation earned by management personnel amounted to €13.0 million in 2003, the detail being as follows:

Concept	Euros
Salary	4,973,226
Directors’ fees (1)	432,433
Variable compensation (2)	7,034,304
Compensation in kind	535,202

(1)  Directors’ fees relate to the compensation paid to the members of the Management Committee in their capacity as directors of the Repsol YPF Group companies. The amounts collected in this connection are treated as payments on account of the variable compensation and, therefore, are deducted from the final variable compensation payable.

(2)  This includes the compensatory amounts paid on cancellation of the 2001-2005 and 2002-2006 Incentive Plans (see section below).

Incentive Plans

As discussed in Note 23, there are several loyalty programs for Group management personnel consisting of a medium- and long-term incentive payment, the purpose of which is to strengthen the links of management personnel to the interests of shareholders, while favoring the continuation in the Group of the most outstanding personnel in the context of an increasingly competitive labor market.

•    2000-2004 Incentive Plan: no amount was paid in this connection in 2003, since collection of this incentive pay is conditional upon: (i) the officer remaining in the Group on each of the exercise dates and (ii) the amount of the share appreciation, if any, on the exercise date. The balance of the provision recorded in this connection as of December 31, 2002, was reduced by €0.2 million in 2003.

•    The 2001-2005 and the 2002-2006 Incentive Plans were canceled early in 2003 through the payment of a non-accumulable compensatory amount not tied to the price of Repsol YPF, S.A. shares. The amount paid in this connection was €4.1 million and was recorded under the “Extraordinary Expenses” caption in the consolidated statement of income.

•    2003-2006 Incentive Plan: no amount was paid in this connection in 2003, since this incentive pay consists of an additional variable compensation amount to be received in 2007 subject to the following conditions: (i) the officer must remain in the Group until that date and (ii) certain objectives linked to those included in the Group’s 2003-2007 Strategic Plan must be met. A provision of €1.3 million was recorded in 2003 in connection with management personnel, including the Board members with executive duties.

Long-service bonus

The Group pays deferred compensation to its management personnel which is intended to compensate their loyalty to the Repsol YPF Group. For each employee included in this bonus system, the Group records a provision for a certain percentage of their fixed compensation. The bonus is paid only if one of the following conditions is met: (i) the employee serves in the Group as an officer for at least 30 years, or (ii) the employee retires, is terminated without cause or leaves the Company at the Company’s request without cause for termination. The amount recorded in this connection was €0.7 million in 2003.

Pension fund and insurance premiums

The contributions made by the Group in 2003 to the mixed defined-contribution plans for management personnel adapted to the Pension Plan and Fund Law (see Note 2.l) plus the life and accident insurance premiums paid totaled €0.4 million.

Management personnel are covered by the same third-party liability insurance policy as that covering all the directors and management personnel of the Repsol YPF Group.

Advances and loans

As of December 31, 2003, the Company had granted loans to its management personnel amounting to €1.41 million, which bore average interest of 2.975% in 2003. All these loans were granted before 2003.

(20)      AVERAGE HEADCOUNT

The average number of REPSOL YPF Group employees in 2003 and 2002, by category, was as follows:

	Average Number of Employees
	2003 (*)	2002
Managers	278	317
Senior technicians	1,720	3,071
Technicians	11,087	10,387
Clerical staff	2,461	2,669
Manual and auxiliary workers	15,098	16,158
	30,644	32,602

(*)     As a result of the definition of a single professional classification system for all the Group, certain employees changed category in 2003.

The Group had a total of 31,121 and 30,110 employees as of December 31, 2003 and 2002, respectively.

(21)      BUSINESS SEGMENT DATA

Repsol YPF operates in four main business segments: exploration and production, refining and marketing, chemicals and gas and electricity.

The detail of operating revenues and income by line of business for 2003 and 2002 is as follows:

	Millions of Euros
	2003	2002
Operating revenues:
Exploration and production	6,419	5,580
Refining and marketing (*)	32,480	31,289
Chemicals	2,240	2,109
Natural gas and electricity	1,486	3,110
Consolidation and other adjustments	(5,419)	(5,598)
	37,206	36,490

(*)    Including approximately €5,626 million and €5,532 million, in 2003 and 2002, respectively, relating to the recording of excise taxes as revenues (see Note 2.q).

	Millions of Euros
	2003	2002
Operating income:
Exploration and production	2,352	1,785
Refining and marketing	1,196	854
Chemicals	155	97
Natural gas and electricity	212	633
Corporate and other	(55)	(46)
	3,860	3,323

The identifiable net assets assigned to each line of business as of December 31, 2003 and 2002, are shown below. These assets are those which can be directly associated with the related lines of business.

	Millions of Euros
	2003	2002

Exploration and production	13,370	15,605
Refining and marketing	13,257	12,276
Chemicals	2,561	2,817
Natural gas and electricity	3,140	2,618
Corporate and other	5,705	4,748
	38,033	38,064

The detail, by line of business, of the investments made in 2003 and 2002 is as follows:

	Millions of Euros
				Acquisition of Holdings in Companies Consolidated by the Global or Proportional Integration Methods

	Fixed Assets
		Property, Plant and Equipment (Note 5)	Long-Term Financial Investments (Note 6)
	Intangible Assets (Note 4)					Deferred Expenses (Note 8)

					Subtotal		Total
2003
Exploration and production	1	1,041	258	868	2,168	1	2,169
Refining and marketing	28	614	17	4	663	11	674
Chemicals	—	76	5	—	81	—	81
Natural gas and electricity	37	204	18	252	511	2	513
Corporate and other	14	306	94	—	414	10	424
	80	2,241	392	1,124	3,837	24	3,861
2002
Exploration and production	3	1,065	7	6	1,081	7	1,088
Refining and marketing	23	514	15	32	584	27	611
Chemicals	1	88	—	—	89	5	94
Natural gas and electricity	17	416	105	156	694	4	698
Corporate and other	13	145	67	—	225	37	262
	57	2,228	194	194	2,673	80	2,753

The detail, by business segment, of the period depreciation, depletion and amortization in 2003 and 2002 is as follows:

	Millions of Euros
	2003	2002

Exploration and production	1,290	1,440
Refining and marketing	585	637
Chemicals	172	173
Natural gas and electricity	92	279
Other	106	97
	2,245	2,626

Revenues from sales abroad amounted to approximately €13,453 million and €12,800 million in 2003 and 2002, respectively.

Breakdown of assets and operations by geographical area

The revenues, operating income, investments and assets relating to the operations carried on by the REPSOL YPF Group abroad represent 34.6%,78.8%, 65.7% and 58.2%, respectively, of the total figures of the consolidated Group in 2003 and 32.7%, 66.1%, 63.5% and 57.9%, respectively, in 2002. The table below shows the variations in 2003 and 2002 in the main financial aggregates by geographical area.

	Millions of Euros
	2003	2002
OPERATING REVENUES

Spain	24,346	24,541
Argentina	5,940	5,415
Rest of Latin America	4,382	4,115
Rest of the world	2,538	2,419

	37,206	36,490
OPERATING INCOME

Spain	820	1,128
Argentina	2,198	1,573
Rest of Latin America	531	219
Rest of the world	311	403

	3,860	3,323
INVESTMENTS

Spain	1,325	1,005
Argentina	692	791
Rest of Latin America	1,709	857
Rest of the world	135	100

	3,861	2,753
TOTAL ASSETS

Spain	15,916	16,008
Argentina	14,349	15,461
Rest of Latin America	5,768	5,397
Rest of the world	2,000	1,198

	38,033	38,064

The detail, by business activity, of the geographical distribution of the main foreign subsidiaries in 2003 is as follows:

	Company	Location
Exploration and Production:

Argentina	YPF, S.A.	Argentina
	Pluspetrol Energy, S.A.	Argentina

Other Latin American countries	Empresa Petrolera Andina, S.A.	Bolivia
	Maxus Bolivia Inc.	Bolivia
	Repsol Exploración Securé S.A.	Bolivia
	Repsol YPF Bolivia, S.A.	Bolivia
	Repsol YPF E & P Bolivia, S.A.	Bolivia
	Transierra, S.A. (1)	Bolivia
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Eléctrica de Brasil, S.A.	Brazil
	Repsol Exploración Colombia, S.A.	Colombia
	Repsol Occidental Corporation	Colombia
	Repsol YPF Cuba, S.A.	Cuba
	Repsol YPF Ecuador, S.A.	Ecuador
	Repsol YPF OCP Ecuador, S.A.	Ecuador
	YPF Ecuador Inc.	Ecuador
	Repsol Exploración Perú, S.A.	Peru
	BPRY Caribbean Ventures Llc.	Trinidad and Tobago
	Repsol Exploración Tobago, S.A.	Trinidad and Tobago
	Repsol Exploración Trinidad, S.A.	Trinidad and Tobago
	Repsol Exploración Venezuela, BV	Venezuela
	Repsol YPF Venezuela, S.A.	Venezuela

Rest of the World	Repsol Exploración Argelia, S.A.	Algeria
	Dubai Marine Areas, Ltd.	Dubai
	Repsol Exploración Guinea, S.A.	Guinea
	Repsol Exploración Murzuq, S.A.	Libya
	YPF International, S.A. and investees	Indonesia
	Repsol Exploración Azerbaiyán, S.A.	Azerbaiyan
	Repsol Exploración Kazahkstan, S.A.	Kazahkstan
	Atlantic LNG 2/3 Company of Trinidad & Tobago (1)	Trinidad and Tobago
	Atlantic LNG Company of Trinidad & Tobago (1)	Trinidad and Tobago

Refining and Marketing:

Argentina	Comsergas, Cía. Servicios Industriales Gas Licuado, S.A.	Argentina
	Gas Austral, S.A.(1)	Argentina
	Gasoducto del Pacífico (Argentina), S.A.(1)	Argentina
	Gasoducto Oriental, S.A.(1)	Argentina
	Mejorgas, S.A.(1)	Argentina
	Oiltanking Ebytem S.A.(1)	Argentina

	Company	Location
	Oleoductos del Valle, S.A. (1)	Argentina
	Oleoducto Trasandino Argentina, S.A. (1)	Argentina
	Operadora de Estaciones de Servicio, S.A	Argentina
	Poligás Luján, S.A.	Argentina
	Refinerías del Norte, S.A.	Argentina
	Repsol YPF Gas, S.A	Argentina
	Terminales Marítimas Patagónicas, S.A. (1)	Argentina
	YPF, S.A.	Argentina

Other Latin American countries	Repsol YPF Gas Bolivia, S.A.	Bolivia
	Repsol YPF GLP Bolivia, S.A.	Bolivia
	Operadora de Postos de Serviçio, Ltd.	Brazil
	Refap, S.A.	Brazil
	Refinaria de Petróleo Manguinhos, S.A.	Brazil
	Repsol YPF Brasil, S.A.	Brazil
	Repsol YPF Distribuidora, S.A.	Brazil
	Repsol Gas Brasil, S.A. (1)	Brazil
	Transportadora SulBrasileira de Gas, S.A. (1)	Brazil
	Manguinhos Distribuidora, S.A.	Brazil
	Wal Química, S.A.	Brazil
	Empresas Lipigas, S.A.	Chile
	Oleoducto Trasandino Chile, S.A. (1)	Chile
	Operaciones y Servicios YPF, Ltd.	Chile
	Petróleos Transandinos YPF, S.A.	Chile
	Repsol Butano Chile, S.A.	Chile
	Repsol YPF Chile, Lda.	Chile
	Repsol YPF Gas de Chile, S.A.	Chile
	Repsol YPF Importadora de Productos, Ltda.	Chile
	Autogas, S.A.	Ecuador
	Combustibles Industriales Oil Trader, S.A.	Ecuador
	Duragas, S.A.	Ecuador
	Repsol YPF Comercial del Ecuador, S.A.	Ecuador
	Servicio de Mantenimiento y Personal - SEMAPESA	Ecuador
	Grupo Repsol YPF del Perú, SAC	Peru
	Limagas, S.A. (1)	Peru
	Refinería La Pampilla, S.A.	Peru
	Repsol Comercial S.A.C. - RECOSAC	Peru
	Repsol YPF Comercial de la Amazonia S.A.C. -RYCOAMSAC	Peru
	Repsol YPF Comercial del Perú, S.A.	Peru

Rest of the World	RYTTSA USA, Inc. and investees	United States
	Repsol France, S.A. (1)	France
	Repsol Italia, S.P.A.	Italy
	National Gaz (1)	Morocco

	Company	Location
	Repsol Maroc (1)	Morocco
	Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal
	Repsol Portugal Petróleo e Derivados, Lda.	Portugal

Chemicals:

Argentina	PBB Polisur, S.A. (1)	Argentina
	Petroken Petroquímica Ensenada, S.A. (1)	Argentina
	Profertil, S.A.	Argentina
	YPF, S.A.	Argentina

Other Latin American countries	Dynasol Elastómeros, S.A. de CV (1)	Mexico

Rest of the World	Repsol Bronderslev A/S (1)	Denmark
	Repsol Polivar, S.P.A. (1)	Italy

Natural Gas and Electricity:

Argentina	Central Dock Sud, S.A. (1)	Argentina
	Compañía Mega, S.A.	Argentina
	Gas Natural SDG Argentina, S.A.	Argentina
	Gas Argentino, S.A. GASA (1)	Argentina
	Gas Natural BAN, S.A.	Argentina
	Metrogas, S.A. (1)	Argentina
	Natural Energy, S.A.	Argentina
	Natural Servicios, S.A.	Argentina

Other Latin American countries	Ceg Río, S.A.	Brazil
	Compañía Distribuidora de Gas do Rio de Janeiro, S.A. (C.E.G.)	Brazil
	Gas Natural de Sao Paulo Sul, S.A.	Brazil
	Gas Natural do Brasil	Brazil
	Serviconfort Brasil, S.A.	Brazil
	Gas Natural Cundiboyacense, S.A.	Colombia
	Gas Natural del Oriente, S.A. ESP	Colombia
	Gas Natural ESP	Colombia
	Gases de Barrancabermeja, S.A. ESP	Colombia
	Servicorfort Colombia, S.A.	Colombia
	Administradora de Servicio de Energía de México, S.A. de CV (ASEMSA)	Mexico
	CH4 Energía, S.A. de C.V.	Mexico
	Comercializadora Metrogas, S.A. de CV	Mexico
	Energía y Confort Administración Personal, S.A. de CV	Mexico
	Gas Natural México, S.A. de CV	Mexico
	Gas Natural Servicios, S.A. de CV	Mexico

	Company	Location
	Servicio de Energía de México, S.A. de CV (SEMSA)	Mexico
	Sistemas de Administración y Servicios, S.A. de CV	Mexico
	Transnatural SRL de México	Mexico
	Buenergía Gas & Power, Ltd.	Puerto Rico

Rest of the World	Gas Natural Distribuzione Italia, SPA	Italy
	Europe Magreb Pipeline (EMPL)	Morocco
	Metragaz, S.A.	Morocco

(1)   Data on these companies are only included in assets.

(22)      ENVIRONMENTAL INFORMATION

The Repsol YPF Environmental Management System includes a methodology to identify relevant matters for environmental planning to enable the Company to prepare its annual five-year Environmental Strategy Plan (PEMA) which forms part of the Group’s general strategic planning process. The PEMA includes the measures necessary to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc.

Environment-related activities are identified through the “Repsol YPF Environmental Cost Guide” which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. In this respect it is important to note that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment.

Environmental assets

As of December 31, 2003, the cost of the environmental assets identified and their accumulated depreciation amounted to €1,949 million and €880 million, respectively. The cost includes €264 million relating to construction in progress as of December 31, 2003. The breakdown of these costs by environmental concept is as follows:

	Millions of Euros
	Cost at 12/31/03	Acumulated Depreciation at 12/31/03	Net at 12/31/03

Atmospheric emissions	201	109	92
Water	404	196	209
Product quality	730	312	417
Soil	16	6	10
Energy saving and efficiency	97	65	32
Prevention of exploration and production damage	372	149	224
Waste	2	2	—
Losses	2	—	2
Other(*)	125	41	83
	1,949	880	1,069

(*) Includes, in proportion to Repsol YPF, S.A.’s ownership percentage, the environmental assets of the Gas Natural group and their related accumulated depreciation, amounting to €61 million and €9 million, respectively.

As in prior years, the major environmental investments made in refineries in 2003 included most notably those needed to achieve the environmental quality of petroleum products required by new European and Argentine legislation. Outstanding among the projects executed in this area was the progress made on the Mild Hydrocracker under construction at the Puertollano refinery, in which the environmental investment amounted to €105 million in 2003, representing 80% of the investment made during the year in this project. Also noteworthy was the Thermal Hydrodesulfurization project at the La Coruña refinery, which involved an environmental investment of €42 million in 2003.

Also in the refinery area, significant cost-cutting and energy efficiency measures were implemented in Spain, for a total of €3.9 million. It should be noted the water management project to prevent the overflow of the wastewater treatment pool at the La Plata refinery (Argentina), for a total of approximately €6 million, and the remodeling of the industrial effluent system at the Luján de Cuyo (Argentina) refinery, in which €2.2 million were invested.

In the Chemicals business line, significant work was done on the Flue Gas Desulfurization project for the Thermal Treatment System of the Tarragona complex. This project, which is still being executed, involved an investment of €13.8 million in 2003.

In the Exploration and Production area, outstanding was the revamping project to optimize production water injection in the Bloque 16 operations in Ecuador. This project, which is still in progress and required an investment of €1.2 million in 2003, is wholly of an environmental nature.

Gas Natural’s investments in 2003 amounted to approximately €7 million (amount relating to the proportion attributable to the Group) and were mainly for the renovation of networks and connections, and to maintain ISO 14001 Environmental Management certification.

Environmental provisions

Repsol YPF records the necessary provisions to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated according to technical and financial criteria and are recorded under the “Other Provisions” caption.

The variations in the provisions for environmental actions in 2003 were as follows:

Millions of Euros

Balance at 12/31/02	111

Period provisions charged to income	28
Provisions released with a credit to income	(13)
Reversal due to payment	(25)
Other	(17)
Balance at 12/31/03	84

The balance of the environmental provisions as of December 31, 2003, included notably approximately €53 million to cover the environmental risks relating to the operations previously carried out by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 23). It also includes €18 million of provisions for YPF, S.A.’s environmental remediation projects.

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental costs 75% of the amounts recorded under the “Field Dismantlement Provision” caption, whose balance as of December 31, 2003, amounted to €151 million (see Note 14).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practices in the industry.

Environmental expenses

In 2003 environmental expenses amounted to €40 million and were recorded under the “Materials Consumed” caption.

Significant initiatives included water management, soil and groundwater remediation, atmosphere protection and waste management projects amounting to €13 million, €9 million, €8 million and €7 million, respectively.

Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change, european legislation on the environmental quality of petroleum products and Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC).

With respect to climate change, Spain is the only country listed in Annex I (which establishes the greenhouse gas emission limits for countries in the Kyoto Protocol) in which Repsol YPF has significant operations. In Spain, the refineries and cogeneration plants with an installed capacity of over 20 MW are also included in the scope of the CO2 Trading Directive. The Group is implementing an action plan to cope with any commitments which may eventually arise under the Directive. However, since there are still certain uncertainties, mainly relating to the National Emission Rights Assignment Plan being prepared by the Spanish Government, it is not possible to estimate the associated financial cost.

The new product environmental quality requirements are included mainly in European Directives 98/70/EC (transposed into Spanish Law through Royal Decree 1728/1999) on gasoline and gas-oil specifications, and 99/32/EC (RD 287/2001) on the sulfur content of certain liquid fuels. In 2003 the future specifications remained the same as in 2002. In this context, previously approved projects are being executed, such as the Mild Hydrocracker (MHC) in Puertollano, FCC feed Hydrotreatment (HDT) in La Coruña, the Isomerization plant in Tarragona and the remodeling of the Middle Distillate Hydrotreatment and Conversion Units in Cartagena.

In mid-2003, an FCC naphtha desulfurization project with an 850 kilotonne annual capacity was approved in Bilbao, as were a new middle distillate HDT plant with a 1,100 kilotonne annual capacity and modifications to the existing Middle Distillate HDT Units to adapt the refinery’s needs to the requirement of 10 parts per million (ppm) of sulfur in liquid fuels.

To carry out these projects and ensure compliance with the specifications established, Repsol YPF has planned to invest a total of €485 million in the period 2004-2008. Of this amount, it is estimated that €478 million will be for environmental purposes and the remainder to achieve a higher conversion capacity.

With regard to product environmental quality requirements in Argentina, the Secretary for Energy, through Resolution 824 of October 2003 and other interim resolutions, brought forward the timetable, establishing the period 2006-2008 for changes to the specifications which will be applicable to fuels in the future. To ensure compliance therewith, investments were approved including most notably the FCC naphtha fractionating and desulfurization project in La Plata. In addition to the investments already approved, studies are under way for new FCC naphtha fractionating and desulfurization units in Lujan de Cuyo, middle distillate desulfurization units at all the refineries and a new naphtha fractionating unit in Plaza Huincul.

In 2002 the IPPC Directive was transposed into Spanish legislation through Law 16/2002. In addition, Certain Autonomous Communities, such as Cataluña, have developed their own legislation based on this Directive, extending the scope of application to other facilities such as service stations. Also in process is the draft of the Regulations of Law 16/2002, distributed by the Central Government to the industries concerned for deliberation. These Regulations are expected to clarify the method for obtaining Integrated Environmental Permits before 2007.

With regard to other obligations established under current legislation and which are to be met progressively, mention should be made of Directive 94/63/EC on the control of volatile organic compound emissions, which was transposed into Spanish Law by Royal Decree 2102/1996. This Royal Decree establishes the technical requirements to be met in the design and operation of plants, vehicles and ships for the control of volatile organic compounds (VOC) resulting from gasoline storage and distribution, and sets January 1, 2005 as the deadline for adapting existing systems. Repsol YPF has planned investments amounting to €1.8 million to meet these requirements in the period 2004-2005.

Currently under discussion is the draft of the Regulation on contaminated soils implementing Article 27 of Law 10/1998 on Waste Management. This Regulation would require the Group to carry out research and evaluation of soils where such activities were not conducted before, and to undertake remediation projects if necessary.

The Repsol YPF Group contributes to the International Oil & Gas Pollution Compensation Fund (IOPC), as an oil company which receives persistent oil & gas by sea. Repsol YPF records these contributions on the date they are billed by the IOPC. In 2003 IOPC billed the Group for approximately €0.43 million.

(23)      OTHER INFORMATION

•     Fees paid to the Auditor

The fees earned by the auditors and their organization for the audit services provided to Repsol YPF, S.A. and the Group companies amounted to €4.6 million in 2003. The fees earned by the auditors and their organization for sundry professional services other than pure audit provided to Repsol YPF, S.A. and to the Group companies amounted to €0.8 million in 2003 (including audit-related and other services).

It can be stated that the sum of these two amounts does not represent more than 10% of the total revenues of the auditor and its organization.

•     Guarantees

Guarantees provided

As of December 31, 2003, the REPSOL YPF Group companies had provided the following guarantees:

•    YPF, S.A. provided guarantees for trading agreements entered into by certain subsidiaries amounting to €33 million. Additionally, YPF provided guarantees for the financing activities of Pluspetrol Energy, S.A., Central Dock Sud, S.A., PBB Polisur, S.A. and Mega, for amounts of approximately €52 million, €56 million, €10 million and €10 million, respectively, and for the financing of the expansion of the PBB Polisur plant, for approximately €118 million.

•    Gas Natural provided guarantees to Group companies for €244 million (relating to the proportion attributable to the Group of the amount guaranteed).

Guarantees received

As of December 31, 2003, the REPSOL YPF Group had requested guarantees amounting to €1,063 million from finance entities. They consist mainly of guarantees of compliance with terms and conditions of tenders awarded, guarantees requested by various court and administrative bodies in relation to litigation in progress and claims on which decisions had not yet been handed down, and the Group companies’ trading activities.

The directors of Repsol YPF, S.A. do not expect significant losses to arise from these commitments, in addition to those already recorded.

•     Futures contracts on products

a)   The risk associated with future physical crude oil and other oil product purchases or sales contracts is hedged through the arrangement of derivative instruments, basically futures and swaps.

The gains and losses generated on the settlement of these instruments on maturity, which is when physical delivery of the product is made, are recorded as operating revenues and expenses under the “Net sales” and “Materials consumed” captions, respectively, in the accompanying consolidated statement of income.

As of December 31, 2003 the unsettled positions were as follows:

	Millions of Barrels	Thousands of US Dollars
Buy contracts crude:
Short term (WTI)	4.223	134,846

Sell contracts crude:
Short term (WTI)	3.006	97,933

Swap contracts crude:
Short term (WTI, Dubai)	1.190	9,903

	Tonnes	Thousands of US Dollars
Swap contracts propane:
Short term	12,000	3,931

Swap contracts nafta:
Short term	639,000	180,479

Swap contracts gas-oil:
Short term	15,000	338

b)   Additionally, Repsol YPF has hedged, through Gas Natural, the sale price of gas for a volume of 2,088 GWh. with maturities from 2004 to 2006. Repsol YPF has also hedged the purchase price of natural gas for €105 million, and the hedges mature in the first half of 2004.

The settlements of these hedging contracts are recorded in the statement of income when the transactions hedged are performed.

•     Swaps on crude oil prices

In June 1998 and December 2001, YPF acquired swap contracts on crude oil prices in connection with commitments to deliver approximately 23.9 million and 24.1 million barrels of crude oil within ten and seven years, respectively, as established in the sale contracts described under the “Other Contractual Commitments” heading in this Note.

As of December 31, 2003, the REPSOL YPF Group held price swap contracts on 27.7 million barrels of crude oil at an average price of US$ 19.75 per barrel based on the following schedule:

	2004	2005	2006	2007	2008	Total

Volume (millions of barrels)	5.8	5.8	5.8	5.8	4.5	27.7
Price (Dollars per barrel)	19.62	19.62	19.62	19.62	20.22	19.75
Amount (millions of US Dollars)	114	114	114	114	91	547

Under these contracts, the REPSOL YPF Group will deliver the amount equivalent to the volume of barrels of crude oil traded at a fixed average price of US$ 19.75 per barrel and will receive in exchange the value of the same number of barrels at market prices.

•     Natural gas hedging transactions

In connection with the long-term contract to sell gas to be supplied from Bolivia to the thermoelectric market in Brazil, which is recorded in this note under the “Other Contractual Commitments” heading, a contract was entered into by Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) in 2002 in order to establish a protection mechanism against variations in the price of the gas covered by the contract, reducing the volatility of the income by means of the establishment of adjustment prices and the subsequent settlement of any differences so arising.

•     Exchange rate hedging transactions

The Company finances its activities in the functional currencies in which its foreign investments are denominated, thereby reducing the exchange risk. This policy is implemented either through the obtainment of financing in the related currency or through the arrangement of currency swaps.

The detail of the various financial derivatives as of December 31, 2003, is as follows:

a)   Forward contracts

REPSOL YPF enters into forward contracts as part of its overall strategy to manage its exposure to exchange risk.

These contracts are used to hedge assets and liabilities denominated in foreign currencies.

The amount resulting from the difference between the forward rate and the spot rate at the contract date is recorded as a financial revenue or expense and is prorated over the term of the contracts. At the end of each year, these contracts are valued at the exchange rate then prevailing and the resulting exchange differences are recorded under the “Financial Revenues/Financial Expenses” caption in the consolidated statement of income, except for those arising on transactions for financing investments in investees whose functional currency is the same as that of the related contract, in which case they are recorded as an addition or a reduction under the “Shareholders’ Equity – Translation Differences” caption.

The nominal value of these contracts as of December 31, 2003, was as follows:

December 31, 2003:

Buy		Sell		Maturity

US$	1,956 million		€1,595 million	2004
	€117 million	US$	140 million	2004
GBP	0.6 million	US$	1.0 million	2004
US$	18 million	Pesos chilenos	10,788 million	2004
US$	5 million	BRL	15 million	2004

b)  Cross-currency IRS

The REPSOL YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in various currencies are converted into debt basically in U.S. dollars or euros.

Notional amount		Maturity	Foreign currency Debt
	€3,650 million	2004-2010	US$
BRL	27 million	2004-2005	US$

The interest on these transactions is recorded as financial revenues and expenses.

c)   Interest rate swaps

As of December 31, 2003, the REPSOL YPF Group held the following interest rate swaps:

	Notional amount		Maturity
From floating to fixed interest rate	€ (*)	713 million	2027
From floating to fixed interest rate	Mexican peso	272 million	2004
From floating to fixed interest rate	US$	69 million	2017
From floating to floating interest rate		€33 million	2007

(*)   Repsol YPF has used this interest rate swap to hedge the cash flows generated by the euro-denominated preferred share issues launched by its subsidiary Repsol International Capital (see Note 12).

•      Interest rate options

In May 2001 REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of €1,000 million tied to the preferred shares issued on that date (see Note 12).

The characteristics of these options are as follows:

•      REPSOL YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2001, the first maturity being on October 1, 2001, and the last on June 30, 2011.

•      REPSOL YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for REPSOL YPF of this preferred share issue, in the first ten years, is established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective June 30, 2002, REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of €1,000 million tied to the preferred shares amounting to €2,000 million issued in December 2001 (see Note 12).

The characteristics of these options are as follows:

•      REPSOL YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2002, the first maturity being on September 30, 2002, and the last on December 30, 2011.

•      REPSOL YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for REPSOL YPF of €1,000 million of the total of €2,000 million relating to the preferred shares issued in December 2001 is established, for the period from September 30, 2002 to December 30, 2011, at a floating interest rate of 3-month EURIBOR.

Additionally, as of December 31, 2003, REPSOL YPF held the following interest rate option on a notional amount of US$ 77 million:

•      Purchase of a right by virtue of which it would pay 7.5% and receive 6-month LIBOR on the aforementioned notional amount.

•      Sale of a right by virtue of which it would receive 6-month LIBOR and pay 5.26% provided 6-month LIBOR is under 4%.

•    Medium and long-term incentive plan

Since 2000 the Recruiting and Compensation Committee of the Board of Directors of Repsol YPF, S.A. has implemented bonding programs initially aimed at senior executives and extendible to other persons occupying positions of high responsibility in the Company. Under these programs, a medium/long-term incentive was included in the compensation system. The aim of these programs is to strengthen the identification of executives and managers with shareholders’ interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment.

The various incentives plans in force are the following:

Incentive plans tied to the appreciation of Repsol YPF shares

Qualification for these incentive payments is tied to the beneficiary remaining at the Group’s service on each of the dates on which the rights are exercisable. The plan beneficiaries are entitled to compensation in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets with respect to specific values and of the number of shares received.

2000 Incentive Plan

The amount to be received by the beneficiaries of this plan is structured in two tranches, as follows:

•    In the first tranche, consisting of a total of 1,808,265 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €16.40.

•    In the second tranche, consisting of a total of 1,808,265 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €24.60.

This right will be exercisable on the following dates:

•    From March 1, 2002, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

•    From March 1, 2003, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

•    From March 1, 2004, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2004.

The exercisable rights conferred on the beneficiaries are valued at market price at the end of each year and the resulting value is prorated on a straight-line basis over the period remaining to the expiration date of the plan. In accordance with this valuation method, the balance of the provision recorded in this connection was reduced by €1 million as of December 31, 2003.

2002 Incentive Plan

The amount to be received by the beneficiaries of this plan, who do not include senior management personnel pursuant to the Spanish Corporations Law, is structured in two tranches, as follows:

•    In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €13.00.

•    In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €18.00.

This right will be exercisable on the following dates:

•      From March 1, 2004, the beneficiaries will be able to exercise 1/3 of their rights for each tranche.

•      From March 1, 2005, the beneficiaries will be able to exercise up to 2/3 of their rights for each tranche (including, where appropriate the rights exercised through that date).

•      From March 1, 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2006.

In order to cater for the possible payments to be made, in 2003 the Company acquired call options on Repsol YPF, S.A. shares which may be settled on the same dates and under the same conditions as those established in the incentive plan as discussed above.

The detail of these transactions as of December 31, 2003, is as follows:

Exercise Price (euros)	Type of Transaction	Number of Shares	Contract Date	Net Premium (euros)
13	Call option	2,679,005	12/18/03	7,474,424

18	Call option	2,679,005	12/12/03	1,982,464
9,456,888

Repsol accrues the cost of these options on a straight-line basis from the date on which the incentive was granted to the expiration date. The €5.3 million paid relating to the cost allocated to future years was recorded under the “Deferred Expenses” caption as of December 31, 2003.

Through the date of acquisition of these options, the exercisable rights conferred on the beneficiaries were valued at market price and the resulting value was prorated on a straight-line basis over the period remaining to the expiration date of the plan. A provision of €3.6 million was recorded in this connection as of December 31, 2002.

The 2003 expense recorded in connection with this incentive amounted to €0.5 million and is included under the “Wages, Salaries, etc.” caption in the statement of income.

As of December 31, 2003, the Company had arranged transactions tied to the market price of Repsol YPF shares, settlable exclusively on a cash basis, for a total of 5,983,293 shares, with a benchmark price of €14.97 and expiring on January 30, 2004. No effect was recorded in the 2003 statement of income as a result of the valuation of these transactions at market price as of December 31, 2003.

Incentive plan tied to medium-/long-term objectives

2003 Incentive Plan

Qualification for this incentive payment is tied to the beneficiary remaining at the Group’s service through December 31, 2006. This is a specific pluriannual compensation plan for 2003 to 2006 entitling its beneficiaries to receive an additional variable compensation amount in 2007, provided that the set objectives are met. The objectives are based on the Company’s 2003-2007 Strategic Plan. This pluriannual incentive payment, if received, will consist of an amount tied to the fixed compensation for 2003, to which a variable coefficient is applied on the basis of the extent to which the set objectives are achieved. For executive directors and members of the Management Committee the plan does not involve the delivery of shares or options and the incentive pay is not tied to the value of Repsol YPF shares. A provision of €5.1 million was recorded in 2003 to meet the commitments arising from this plan.

Incentive plan tied to the appreciation of Gas Natural SDG shares

In December 2000, 2001 and 2002, the Gas Natural Appointments and Compensation Committee approved several medium-term cash incentive plans tied to the performance the Gas Natural SDG share price addressed to senior management. These incentive payments are tied to the beneficiaries remaining at the Company over the plan term. The beneficiaries may exercise their right over a number of shares previously allocated to them, at a certain benchmark price, on certain dates. The rights exercisable each year are on up to one-third of the allocated shares and the unexercised portion is accumulable in the following years. In order to cater for the possible payments to be made, Gas Natural acquired call options on its shares which will be settled on the expiration dates with the same benchmark price, the detail being as follows:

	Type of Transaction	Number of Shares	Premium (Millions of Euros)
2000 Incentive Plan	Call option	256,187	1.6
2001 Incentive Plan	Call option	255,202	2.0
2002 Incentive Plan	Call option	279,411	1.9

The cost of these options is recorded under the “Personnel expenses” caption in the statement of income for each year.

•     Asset swap with Petrobras

The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, by which assets and company holdings valued at US$ 559 million were exchanged, envisages an annual revision of the value assigned in the operation to Eg3, S.A., an Argentinean company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery.

This value revision, which will be calculated by applying the correction mechanisms envisaged in the contract, will be performed in the eight years following January 1, 2001, and will in any case be limited to a variation of up to 40% of the value assigned to the assets in the swap.

To date the possible rights or obligations for Repsol YPF Brasil arising from the application of the review to previous (2001, 2002 and 2003) or future years have not been quantified. In any case, the directors consider that the settlements to be made at the end of the aforementioned period will not be material.

•     Lipigas Group purchase option

On November 2, 2000, a 45% ownership interest was acquired in the Chilean group Lipigas.

The acquisition agreement includes an option to purchase an additional 10%, exercisable from 2003 through 2005. Should the option be exercised, the sellers have three years to exercise a sale option on the remaining 45%.

•    Land purchase option

On November 23, 2001, REPSOL YPF acquired an irrevocable option, with a penalty for non-exercise, to purchase a 7,500 m2 land lot from Tecnicontrol y Gestión Integral, S.L. (a wholly-owned investee of Caja de Ahorros y Monte de Piedad de Madrid), which in turn had acquired it from Real Madrid Football Club. The acquisition cost of this land lot, located in the club’s former sports complex on the Paseo de la Castellana in Madrid, was €188 million.

The premium paid by REPSOL YPF in connection with the irrevocable purchase option amounted to €1.2 million and the exercise period, which expired on December 29, 2003, was extended to March 30, 2004, at an additional cost of €20,000.

The exercise price will be determined by all the debts, interest, payments and related financial costs borne by Tecnicontrol y Gestión Integral, S.L. for the acquisition and subsequent management of this land lot.

If it fails to exercise the purchase option, REPSOL YPF will have to pay a penalty which will be determined as the difference between the option exercise price and the land sale price, provided that the latter amount is lower than the option exercise price.

•    Other contractual commitments

•    In June 1998 and December 2001, YPF received US$ 300 million and US$ 383 million, respectively, as advances for future deliveries of oil pursuant to forward sale contracts amounting to US$ 315 million and US$ 400 million, respectively. Under these contracts, the Company undertook to deliver approximately 23.9 million and 24.1 million barrels over ten and seven years, respectively; the Company’s own production or that of third parties may be used to make the deliveries.

The amounts received are recorded in the consolidated balance sheet as customer advances and will be taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2003, these advances amounted to €309 million.

Deliveries of crude oil are recorded as net sales at the price used to calculate the total amount of the contracts. Company management does not expect any material losses to arise as a result of the aforementioned commitments.

•    As of December 31, 2003, the REPSOL YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

Firm purchase commitments

	Units	Total Commitment	Term

Purchase of petrochemical products	Tonnes	1,513,250	2004-2014
L.P.G. purchases	Tonnes	126,468	2004-2007
Natural gas purchases	Millions of cubic feet	5,478,015	2004-2030
Electricity purchases	MWh/year	8,962,176	2004-2017
Vapor purchases	Tonnes	40,385,500	2004-2018
Purchase of nitrogen	Tonnes	166,140	2004-2008
Investment commitments	Thousands of Euros	461,604	2004-2012
Transmission of natural gas by pipeline	Millions of cubic feet	3,579,379	2004-2033
Transport of crude oil by pipeline	Thousands of barrels	666,578	2004-2022
Transport of petrochemical products	Tonnes	600,000	2004-2007
Storage of oil and gas and petrochemical products	Thousands of cubic meters	2,936	2004-2017

Leases	Thousands of Euros	504,704	2004-2020
Services	Thousands of Euros	37,357	2004-2016

Firm sale commitments

	Units	Total Commitment	Term

Crude oil sales	Thousands of barrels	3,598	2004-2016
Natural gas sales	Millions of cubic feet	11,751,182	2004-2029
Petrochemical product sales	Tonnes	1,539,750	2004-2006
Oil and gas product sales (Coque and Carbon)	Tonnes	4,660,000	2004-2012
Oil and gas product sales (Lubricantes)	Thousands of Euros	280,242	2004-2008
L.P.G. sales	Tonnes	383,834	2004-2008
Transport of crude oil by pipeline	Thousands of barrels	654,152	2004-2022
Services	Thousands of Euros	69,088	2004-2016
Leases	Thousands of Euros	22	2004-2013

•    In July 2000 and in November 2001, REPSOL YPF chartered two methane gas tankers with capacities of 138,000 m3, respectively, under “time charter” arrangements.

These vessels will make it possible for the Company to transport the liquefied natural gas that it has undertaken to take under the agreement between REPSOL YPF and Atlantic LNG Company of Trinidad and Tobago and also to cater for other trade in this product.

Under these contracts, the Company undertakes to charter the tankers for an initial period of 20 years from delivery, extendible for two consecutive five-year periods. Also, there is a purchase option on one of the aforementioned vessels that can be exercised at the end of the initial period or of the extension periods, for approximately €58 millions.

The total lease payments for all two vessels will be approximately €41 million per year.

Once the vessel has been delivered by the owner, REPSOL YPF records this commitment under the “Intangible Assets” caption and records the liability relating to the total amount of the payments to be made over the term of the lease plus the purchase option, excluding the operating costs of the vessel. The difference between the two amounts, which is the financial expense associated with the transaction, is capitalized under the “Deferred Expenses” caption and amortized over the term of the contract (see Note 8).

The 138,000-cubic-meter methane gas tanker relating to the time-charter agreement entered into in July 2000 was delivered on January 29, 2004.

The second 138,000-cubic-meter methane gas tanker relating to the time-charter agreement entered into in November 2001 is currently under construction and will foreseeably be delivered in the fourth quarter of 2004.

•    REPSOL YPF has also chartered, under “time charter” arrangements, three crude oil tankers with total capacities of 286,000 m3, approximately, whose charter contracts expire in the 2004 – 2009 period. The total lease payment for these oil tankers is approximately €18 million per year.

The Company has also chartered, under “time charter” arrangements, a further crude oil tanker currently under construction, which has a capacity of 170,000 m3 and will foreseeably be delivered in May 2004. The total lease payment for this vessel will be approximately €8 million per year.

In addition, REPSOL YPF has chartered, likewise under “time charter” arrangements, eleven vessels with a total capacity of 266,000 m3, approximately, for the transport of

L.P.G. and other products for periods of one to four years which will expire in March, 2007.

In 2003, Gas Natural has chartered, under basically long-term “time charter” arrangements, ten cryogenic vessels for the transport of L.P.G. with capacities of between 25,000 m3 and 140,000 m3. The lease payments on these vessels amount to approximately €30.68 million per year, based on the Repsol YPF Group’s ownership interest in the company.

•    In 2001 the REPSOL YPF Group, through its subsidiary Repsol YPF Ecuador, S.A., entered into an agreement with the Ecuadorian company OCP Ecuador, S.A., the owner of a heavy crude oil pipeline in Ecuador. Under this agreement, the Group has undertaken to transport 100,000 barrels/day of crude oil (36.5 million barrels/year) for a period of 15 years from the date of entry into service of the pipeline, September 2003, at a variable rate defined in the agreement.

•    Other commitments and contingencies

•    Pursuant to the YPF Privatization Law, the Argentinean State took on certain obligations that YPF had as of December 31, 1990.

Through December 31, 2003, the Argentinean State had been, or was in the process of being, notified of all such claims.

•    YPF has pledged all its shares of Compañía Mega, S.A. and Profertil, S.A. as required by the respective financing agreements and has undertaken, inter alia, to maintain its holdings in these companies through December 31, 2004, and December 31, 2010, respectively.

•    Argentine National Executive Power Decree 1589/89 stipulates that producers with free availability of crude oil, natural gas and/or liquefied gas under Law 17319 and supplementary decrees, and producers that so agree in the future, will be entitled to have freely available the percentage of foreign currencies arising from exports of free-disposal crude oil, crude-oil by-products, natural gas and/or liquefied gas established in the invitations to tender and/or renegotiations or stipulated in the respective contracts. In all cases, the maximum percentage of freely disposable foreign currencies cannot exceed 70% of each transaction. On December 27, 2002, the National Executive Power ratified, through Decree 2703/02, the 70% limit as the maximum percentage of freely available currencies for exports of crude oil and its by-products effective from that date. Additionally, since in 2002 several official advisory agencies stated that the oil and gas industry’s entitlement to the free availability of foreign currencies arising from the export of oil, gas and their by-products, provided for in Article 5 of Decree 1589/89, had been implicitly abolished by the new foreign exchange system established by Decree 1606/01, the Company obtained injunctive relief whereby the National Executive Power, the Ministry of Economy and the Central Bank of Argentina were ordered to refrain from passing any act affecting YPF’s entitlement to the free availability of foreign currencies under Decree 1589/89.

•    As of December 31, 2003, the Repsol YPF Group, through YPF Holdings Inc., had recorded provisions to cover the possible environmental risks relating to its subsidiary Maxus Energy Corporation (“Maxus”) in connection with the past operations of Diamond Shamrock Chemicals, itself a Maxus subsidiary, prior to its sale in 1986 to Occidental Petroleum Corporation (“Occidental”).

As of December 31, 2003, the REPSOL YPF Group had recorded provisions totaling approximately €53 million in this connection.

Following is a summary, by site, of the main environmental risks:

•    Hudson County (New Jersey, United States). Contribution to the clean-up costs incurred at various sites at which, according to the New Jersey Department of Environmental Protection and Energy (“DEP”), chromium ore waste was used as fill material. At 2001 year-end, Tierra Solutions Inc., an YPF Holdings Inc. subsidiary, the company responsible for cleaning up the sites, reported its findings to the DEP. In this connection, Tierra Solutions was required to provide a financial guarantee in relation to the aforementioned clean-up work. Although this guarantee is currently instrumented through YPF Holdings Inc. for €16 million, in 2004 it will foreseeably be instrumented through a letter of credit. This guarantee may be reduced, with the approval of the DEP, as a result of a review of the costs of this work. YPF Holdings Inc. has recorded a provision, based on its best estimate of the research and remediation costs yet to be incurred, amounting to €23 million.

Additionally, the DEP has stated that it expects Occidental and Maxus to contribute, along with the other chromium manufacturers, to the funds for certain clean-up activities at certain sites located in Hudson County, New Jersey. Occidental and Maxus have refused to make any contribution in connection with these sites on the grounds that there is no evidence to suggest that any of the waste was produced by their operations. The State of New Jersey might initiate legal action to recover the payments made in connection with these sites. Under an administrative resolution issued by the Governor of New Jersey, state agencies are required to provide specific justification if a state requirement proves to be more stringent than a federal requirement.

•    Passaic River (New Jersey, U.S.A.). Studies have shown that the bed of Newark Bay, including the Passaic River near the former Diamond plant, has been polluted by chemicals from various sources. Under an agreement with the U.S. Environmental Protection Agency, Tierra Solutions is currently conducting tests and studies to identify contaminated flora and fauna. YPF Holdings Inc. expects these tests and studies to be completed in 2004 and to cost approximately €6 million. The company has recorded a provision for this cost, although the amount of this provision is under review based on the provisions of DEP Directive 1 and the notice of intent.

66 companies, including the subsidiaries of YPF Holdings Inc., were notified of DEP Directive 1 issued in September 2003. Under this Directive, the notified companies are held liable for any natural resource injuries caused as a result of 200 years of industrial and commercial exploitation in the Lower Passaic River, even though this area is covered by the Congress’s Urban Rivers Restoration Initiative. Maxus and Tierra Solutions, YPF Holdings Inc. subsidiaries, are assessing the impact of this Directive. Any additional remediation costs which might arise cannot yet be reasonably assessed.

In November 2003 several environmental groups sent to Tierra Solutions and Maxus, among others, a Notice of Intent (the “Notice”) informing them of their intention to proceed against the companies notified by the Directive to “mitigate the imminent and substantial endangerment to human health and the environment” caused by the alleged dumpings from the aforementioned plant. On February 13, 2004, the U.S. Environmental Protection Agency and Occidental signed an administrative consent order whereby Tierra Solutions, on behalf of Occidental, accepted to conduct studies to identify the sediment and the contaminated flora and fauna in Newark Bay. The required provision will be recorded when the scope and costs of this work are determined. Tierra Solutions and Maxus understand that the claims filed by the environmental groups are being routed through the appropriate regulatory mechanisms and, therefore, the intention of these groups to file a claim is unnecessary.

•    Painesville (Ohio, United States). Obligations relating to the research and feasibility studies for the environmental clean-up work at a former Diamond plant in Painesville which engaged in the processing of iron chromate ore. Tierra Solutions has agreed to participate in this work. As of December 31, 2003, YPF Holdings, Inc. has recorded a provision of €0.8 million for the estimated amount of its share of this work.

Although it is still not possible to determine the magnitude and nature of any research or additional remedial measures that may prove to be necessary, the related changes and increases in provisions will be made when required.

•    Third-party sites. Diamond Shamrock Chemicals Company was designated as one of the potentially responsible parties (“PRP”) for the wastes from its operations at third-party sites. Diamond Shamrock does not recognize its involvement at several of these sites. However, if there are several PRP, investigation, clean-up and other related costs are borne by the PRP by agreement among the parties. As of December 31, 2003, YPF Holdings Inc. recorded a provision of €3.8 million in this connection, of which approximately €3.3 million were paid in January 2004.

•    Legal actions. In 1998 a subsidiary of Occidental filed suit at a court in Ohio in connection with certain expenses relating to a Diamond plant and other costs. While this legal action is currently in the evidential phase, Maxus and Occidental have asked the court to hand down a ruling for legal purposes on certain disputed events. On January, 2002, the court accepted and rejected the requests of Occidental and Maxus, respectively. Maxus considers that the decision handed down by the court is not correct and has appealed against it.

The directors consider that these provisions will adequately cover all the probable significant environmental contingencies that can reasonably be estimated; however, any changes in the current circumstances could lead to increases in these provisions in the future.

•      On March 22, 1999, the Argentinean Secretariat for Industry, Commerce and Mining informed YPF of Resolution 189 of March 19, 1999, under which YPF was fined €123 million for abuse of dominant position in the Argentinean L.P.G. market through the practice of price discrimination between Argentinean and foreign L.P.G. buyers from 1993 to 1997. In strict adherence to the accounting principle of prudence, YPF recorded a provision for the amount of the fine in its 2000 statement of income. The net effect of this provision was recorded as goodwill arising on consolidation in the financial statements of the REPSOL YPF consolidated Group. In July 2002, the Supreme Court upheld the ruling of the Chamber and YPF made the payment that had been claimed.

On January 29, 2003, YPF was notified by the Argentinean National Fair Trading Authorities of the commencement of an investigation on YPF’s activities in the LPG market during the period from October 1997 to March 1999. On completion of the investigation, these Authorities charged YPF with abuse of dominant position during the aforementioned period. On January 20, 2004, the Company filed an appeal on the grounds of the expiration of the statute-of-limitations period and of formal defects in the aforementioned charge. This appeal was rejected and the Company has now appealed to the National Appellate Court for Criminal and Economic Matters.

•      EDF Internacional, S.A. commenced an international arbitration proceeding under the International Chamber of Commerce’s Arbitration Regulations against Repsol YPF,

S.A., YPF, S.A. and Endesa Internacional, S.A. In the request for arbitration EDF Internacional, S.A. is seeking a ruling holding Repsol YPF and YPF, S.A. jointly and severally liable for the payment of €55 million for the sale of Electricidad Argentina, S.A. as a result of a review of the price paid, as stipulated in the share purchase/sale agreement, in the event of the cancellation of the parity between the peso and the U.S. dollar prior to December 31, 2001. The Company, based on the opinion of its external legal advisers, considers that the claim has no legal grounds.

•      On December 28, 2000, the Argentinean State applied Rule 1252 and extended the term of YPF’s operating concession for the Loma La Lata – Sierra Barrosa area for an additional ten-year period through November 2027, in accordance with the conditions established in the Extension Agreement signed on December 5, 2000, between the State, Neuquén Province and YPF. Under this agreement, YPF undertook, inter alia, to pay the State US$ 300 million for the obtainment of the extension, this amount being recorded under the “Property, Plant and Equipment” caption in the balance sheet as of December 31, 2000, to define a program of investments totaling US$ 8,000 million to be made in Neuquén Province from 2000 through 2017, and to transfer to Neuquén Province 5% of the net cash flow arising from the concession in each year of the extended term. These obligations are affected by the new economic legislation in Argentina.

•      Since the enactment of Law 25561 on the Public Emergency and Exchange System Reform which, inter alia, amended the Convertibility Law, a discrepancy has arisen with the provinces regarding oil and gas tax settlements, since the provinces consider that the payments made for production destined for the domestic market do not correspond with the terms of Department of Energy Resolutions 155/92 and 188/93 as regards the exchange rate used to calculate them. Company management considers that the oil and gas tax payments should be calculated on the basis of the amounts actually collected, in accordance with the stipulations of Article 56 c) I of Oil and Gas Law 17319 and of Article 110 of Legislative Decree 1757/90. In November 2003 most of the producing provinces and YPF reached an agreement in connection with the aforementioned discrepancy. The Company considers that this situation will have no significant negative effect on its financial position or results of operations in the future.

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(24)      SUBSEQUENT EVENTS

The Mexican authorities have assigned to Repsol YPF the land for the construction of a regasification plant at the Lázaro Cárdenas port, on the Mexican Pacific coast.

The Lázaro Cárdenas liquefied natural gas (LNG) regasification terminal will be the first plant in the western part of Mexico and will be key to the energy development of the Mexican Pacific coast, since it will supply gas to the markets in the area.

The Integral Lázaro Cárdenas Port Authority (API) has awarded Repsol YPF the land on which this plant will be built for $10.1 million. This plant will have an initial capacity of over 4,000 million cubic meters per year, with an expansion potential of up to 10,000 million cubic meters per year. The initial projected investment is of approximately $350 million and the start-up is scheduled for 2008.

(25)      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are the Group’s consolidated statements of changes in financial position for 2003  and 2002:

Millions of Euros

APPLICATIONS OF FUNDS	2003	2002

Investments
Property, plant and equipment	2,241	2,228
Intangible assets	80	57
Long-term financial investments	392	194
Acquisitions of consolidated affiliates	1,124	194
Total investments	3,837	2,673

Deferred expenses	24	80
TOTAL	3,861	2,753

Net long-term assets and liabilities related to the consolidation of new affiliates	13	(878)
Net change in long-term assets and liabilities due to translation	(498)	(305)

Dividends
Of the Parent Company	440	183
Of the Group companies attributed to minority interests	194	292

Repayment or reclassification of long-term debt	3,220	3,523

INCREASE IN WORKING CAPITAL	—	3,140

TOTAL FUNDS APPLIED	7,230	8,708

Millions of Euros

SOURCES OF FUNDS	2003	2002

Funds obtained from operations (*)	4,477	4,823

Subsidies and other deferred revenues	47	96

Long-term debt
Loans received	2,045	1,144
Other long-term debt	95	87

Disposal of fixed and other noncurrent assets
Property, plant and equipment	116	77
Long-term investments and other	112	2,481

DECREASE IN WORKING CAPITAL	338	—

TOTAL FUNDS OBTAINED	7,230	8,708

(*)           The detail of the funds obtained from operations in 2003 and 2002 is as follows:

	Millions of Euros
	2003	2002
Net income for the year	2,020	1,952

Adjustments to determine the funds obtained from operations:
Depreciation, depletion and amortization	2,419	2,926
Provisions funded (net)	260	692
Income attributed to minority interests	210	334
Income/(expense) on fixed assets disposals	(56)	(1,270)
Cancellation of deferred tax liabilities and other	(376)	189

Funds obtained from operations	4,477	4,823

The variations in working capital in 2003 and 2002 were as follows:

	Millions of Euros
	2003		2002
VARIATIONS IN WORKING CAPITAL	Increases	Decreases	Increases	Decreases

Inventories	—	10	13	—
Accounts receivable	112	—	—	1,295
Accounts payable	—	1,250	4,116	—
Temporary cash investments and cash	813	—	278	—
Prepaid expenses and accrued liabilities (net)	—	3	28	—

TOTAL	925	1,263	4,435	1,295
VARIATION IN WORKING CAPITAL	338	—	—	3,140
	1,263	1,263	4,435	4,435

(26)      CONSOLIDATED ANALYTICAL STATEMENTS OF INCOME

for the years ended December 31, 2003 and 2002

	Millions of Euros
	2003	%	2002	%

Net sales	36,069	100.00%	35,555	100.00%
Variation in finished product and work-in-process inventories	54	0.15%	100	0.28%
Capitalized expenses of Group work on fixed assets	68	0.19%	70	0.20%
Other operating revenues	1,015	2.81%	765	2.15%
VALUE OF PRODUCTION	37,206	103.15%	36,490	102.63%

Purchases	(24,320)	-67.43%	(24,433)	-68.72%
Variation in raw materials and merchandise	6	0.02%	235	0.66%
External and operating expenses	(5,310)	-14.72%	(4,969)	-13.98%
VALUE ADDED BY THE COMPANY	7,582	21.02%	7,323	20.60%

Other expenses	(287)	-0.80%	(264)	-0.74%
Personnel expenses	(1,111)	-3.08%	(1,161)	-3.27%
GROSS OPERATING INCOME	6,184	17.14%	5,898	16.59%

Depreciation, depletion and amortization	(2,245)	-6.22%	(2,626)	-7.39%
Provision to reversion in reserve	(6)	-0.02%	(5)	-0.01%
Variation in operating provisions	(73)	-0.20%	56	0.16%
NET OPERATING INCOME	3,860	10.70%	3,323	9.35%

Financial revenues	2,123	5.89%	2,386	6.71%
Financial expenses	(2,523)	-6.99%	(3,172)	-8.92%

Amortization of goodwill in consolidation	(174)	-0.48%	(300)	-0.84%
Share in income (loss) of companies carried by the equity method	146	0.40%	(35)	-0.10%
INCOME FROM ORDINARY ACTIVITIES	3,432	9.52%	2,202	6.19%

Gains on fixed assets and extraordinary revenues	169	0.47%	1,656	4.66%
Losses on fixed assets and extraordinary expenses	(572)	-1.59%	(585)	-1.65%
Variation in fixed asset provisions	249	0.69%	(423)	-1.19%
INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	3,278	9.09%	2,850	8.02%

Income tax	(1,048)	-2.91%	(564)	-1.59%

INCOME FOR THE YEAR	2,230	6.18%	2,286	6.43%

Income attributed to minority interests	(210)	-0.58%	(334)	-0.94%

NET INCOME	2,020	5.60%	1,952	5.49%

(27)      EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (Unaudited information)

Capitalized costs

Capitalized costs represent the historical costs capitalized to assets with proved and unproved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation, depletion and amortization. These amounts include state-financed exploration costs (see Note 2.c.3).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World

As of December 31, 2002

Costs capitalized to assets with proved reserves	25,213	270	1,241	20,520	3,161	21
Costs capitalized to assets with unproved reserves	679	—	—	372	286	21
	25,892	270	1,241	20,892	3,447	42

Support equipment and facilities	1,004	48	290	317	348	1
Total capitalized costs	26,896	318	1,531	21,209	3,795	43

Accumulated depreciation	(14,815)	(302)	(937)	(12,440)	(1,130)	(6)
Net amounts	12,081	16	594	8,769	2,665	37

As of December 31, 2003

Costs capitalized to assets with proved reserves	22,696	272	1,077	17,430	3,878	39
Costs capitalized to assets with unproved reserves	913	2	26	459	404	22
	23,609	274	1,103	17,889	4,282	61

Support equipment and facilities	791	48	245	284	214	—
Total capitalized costs	24,400	322	1,348	18,173	4,496	61

Accumulated depreciation depletion and provisions	(13,515)	(317)	(836)	(10,941)	(1,417)	(4)
Net amounts	10,885	5	512	7,232	3,079	57

Costs incurred

Costs incurred represent amounts capitalized or expensed during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities, including amounts financed by the State (see Note 2.c.3).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World

2002
Acquisitions of assets with proved reserves	—	—	—	—	—	—
Acquisitions of assets with unproved reserves	1	—	—	—	—	1
Exploration costs	193	25	31	56	53	28
Development costs	961	(2)	53	607	302	1

	1,155	23	84	663	355	30

2003
Acquisitions of assets with proved reserves	1,182	—	3	—	1,179	—
Acquisitions of assets with unproved reserves	145	—	—	—	139	6
Exploration costs	266	13	49	73	64	67
Development costs	892	2	51	546	292	1

	2,485	15	103	619	1,674	74

Results of operations of oil and gas producing activities

The following table shows the revenues and expenses associated directly with the Company’s oil and gas producing activities. It does not include any allocation of the Company’s financial costs or general corporate overhead and, therefore, is not necessarily indicative of the contribution to consolidated net earnings of the Company’s oil and gas operations.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World

2002

Revenues
Sales to unaffiliated parties	1,365	17	153	470	719	6
Sales to affiliated parties	3,691	93	463	3,061	74	—
Other revenues	24	4	26	—	2	(8)
Total revenues	5,080	114	642	3,531	795	(2)

Production costs (1)	(1,299)	(2)	(139)	(959)	(196)	(3)
Exploration expenses	(275)	(69)	(29)	(50)	(95)	(32)
Other operating expenses	(61)	(12)	—	(30)	(19)	—
Depreciation and amortization	(1,291)	(35)	(71)	(979)	(204)	(2)
Income (Loss) before taxes and charges	2,154	(4)	403	1,513	281	(39)

Taxes and charges	(980)	24	(226)	(615)	(167)	4

Results of oil and gas producing activities (2)	1,174	20	177	898	114	(35)

(1)   Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €635 million, transport and other costs of €78 million.

(2)   The results figure does not include €410 million relating to the provision recorded as a result of the comparison between market value and cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World

2003

Revenues
Sales to unaffiliated parties	1,768	—	148	583	1,030	7
Sales to affiliated parties	3,647	39	447	3,077	84	—
Other revenues	38	5	28	—	5	—
Total revenues	5,453	44	623	3,660	1,119	7

Production costs (1)	(1,684)	(16)	(189)	(1,097)	(379)	(3)
Exploration expenses	(192)	(16)	(33)	(48)	(54)	(41)
Other operating expenses	(107)	(12)	(6)	(58)	(31)	—
Depreciation and amortization	(1,218)	(20)	(78)	(887)	(231)	(2)
Income (Loss) before taxes and charges	2,252	(20)	317	1,570	424	(39)

Taxes and charges (2)	(1,033)	1	(100)	(761)	(173)	—

Results of oil and gas producing activities (3)	1,219	(19)	217	809	251	(39)

(1)   Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina of €953 million, transport and other costs of €78 million.

(2)   The effective rate applicable to the income from oil and gas producing activities in Argentina, disregarding the effect of the goodwill amortization, would be 41.1% in 2003.

(3)   The results do not include a revenue of €275 million relating to the partial reversal of the provision recorded in prior years as a result of the comparison between market value and cash flows, discounted as appropriate, from proved and unproved reserves (the latter are subject to a risk effect) of oil and gas from each field owned by the Company at year-end and the net book value of the assets allocated to them (see Note 18).

Estimated proved net developed and undeveloped reserves of hydrocarbons

The tables below reflect the estimated developed and undeveloped proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2001, 2002 and 2003, and the variations therein.

48.3% (85% of reserves under operation) of the total proved reserves of crude oil, condensed oil and L.P.G. and natural gas as of December 31, 2003, were estimated by the independent engineers Gaffney, Cline & Associates and DeGolyer and MacNaughton. The reserves of the other assets in 2003 and 2002 and the total reserves existing as of December 31, 2001, were estimated by the Group in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market economic information practices in the U.S.A.. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and liquids related to natural gas for which geological and engineering information demonstrates with reasonable certainty that known fields can be extracted in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. The price change considerations to be used may be used only for current contractual agreements and not for increases based on possible future conditions.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G.:

	Thousands of Barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2001 (1)	2,294,988	6,962	203,964	1,487,696	378,478	217,888

Revision of previous estimates	13,070	(1,244)	(1,017)	8,920	5,655	756
Increase due to improvements in recovery techniques	31,313	—	—	29,369	1,944	—
Extensions and discoveries	54,178	—	7,969	33,411	12,798	—
Purchase (Sale) of reserves	(161,621)	307	—	—	50,742	(212,670)
Production	(213,232)	(1,783)	(22,183)	(159,795)	(29,452)	(19)
Reserves at December 31, 2002 (2)	2,018,696	4,242	188,733	1,399,601	420,165	5,955

Revision of previous estimates	(43,948)	1,231	7,056	(25,346)	(26,351)	(538)
Increase due to improvements in recovery techniques	35,052	—	1,154	33,898	—	—
Extensions and discoveries	39,147	—	1,931	23,863	13,353	—
Purchase (Sale) of reserves	49,742	981	577	—	48,184	—
Production	(216,957)	(1,481)	(22,080)	(157,672)	(35,713)	(12)
Reserves at December 31, 2003 (3)	1,881,731	4,974	177,370	1,274,343	419,638	5,405

Proved developed reserves of crude oil, condensed oil and L.P.G.:

At December 31, 2001	1,768,399	6,962	173,407	1,203,217	202,521	182,292
At December 31, 2002	1,526,201	3,115	144,886	1,153,642	224,495	63
At December 31, 2003	1,412,269	4,974	136,361	1,049,868	139,298	81,768

(1)   Includes 60,325,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 212,670,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001.

(2)   Includes 73,258,000 barrels of crude oil relating to the minority interests of Andina, S.A.

(3)   Includes 67,123,000 barrels of crude oil relating to the minority interests of Andina, S.A.

Proved developed and undeveloped reserves of natural gas:

	Natural Gas in Millions of Cubic Feet
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2001 (1)	18,592,563	—	452,060	10,122,647	7,475,622	542,234

Revision of previous estimates	400,702	4,852	(76,734)	(136,319)	604,378	4,525
Increase due to improvements in recovery techniques	95	—	—	95	—	—
Extensions and discoveries	471,322	—	(11,943)	15,371	467,894	—
Purchase (Sale) of reserves	(406,132)	—	—	—	84,156	(490,288)
Production	(852,771)	(4,852)	(40,288)	(569,911)	(236,221)	(1,499)
Reserves at December 31, 2002 (2)	18,205,779	—	323,095	9,431,883	8,395,829	54,972

Revision of previous estimates	(444,811)	—	12,193	(549,125)	96,430	(4,309)
Increase due to improvements in recovery techniques	298	—	—	298	—	—
Extensions and discoveries	854,379	—	12,318	16,000	826,062	—
Purchase (Sale) of reserves	2,428,750	—	—	—	2,428,750	—
Production	(1,102,736)	—	(37,022)	(672,402)	(391,911)	(1,401)
Reserves at December 31, 2003 (3)	19,941,659	—	310,584	8,226,655	11,355,159	49,262

Proved developed reserves of natural gas:

At December 31, 2001	11,500,900	—	355,422	7,872,247	3,107,935	165,296
At December 31, 2002	11,506,823	—	216,879	7,295,177	3,986,509	8,258
At December 31, 2003	10,182,221	—	192,043	5,692,275	3,743,278	554,625

(1)   Includes 2,618,237 million cubic feet of gas relating to the minority interests of Andina, S.A. Also includes 490,288 million cubic feet of gas relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001.

(2)   Includes 3,082,192 million cubic feet of gas relating to the minority interests of Andina, S.A.

(3)   Includes 3,028,086 million cubic feet of gas relating to the minority interests of Andina, S.A.

Proved developed and undeveloped reserves of crude oil, condensed oil and L.P.G. and natural gas:

	Thousands of Barrels of Crude Oil
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at December 31, 2001 (1)	5,606,220	6,962	284,474	3,290,483	1,709,844	314,457

Revision of previous estimates	84,433	(380)	(14,683)	(15,358)	113,292	1,562
Increase due to improvements in recovery techniques	31,330	—	—	29,386	1,944	—
Extensions and discoveries	138,117	—	5,842	36,148	96,127	—
Purchase (Sale) of reserves	(233,951)	307	—	—	65,730	(299,988)
Production	(365,106)	(2,647)	(29,358)	(261,293)	(71,522)	(286)
Reserves at December 31, 2002 (2)	5,261,043	4,242	246,275	3,079,366	1,915,415	15,745

Revision of previous estimates	(123,167)	1,231	9,227	(123,142)	(9,177)	(1,306)
Increase due to improvements in recovery techniques	35,105	—	1,154	33,951	—	—
Extensions and discoveries	191,307	—	4,125	26,712	160,470	—
Purchase (Sale) of reserves	482,289	981	577	—	480,730	—
Production	(413,348)	(1,481)	(28,673)	(277,423)	(105,510)	(262)
Reserves at December 31, 2002 (3)	5,433,228	4,974	232,684	2,739,464	2,441,928	14,178

Proved developed reserves of crude oil, condensed oil and L.P.G. and natural gas:

At December 31, 2001	3,816,645	6,962	236,706	2,605,220	756,027	211,730
At December 31, 2002	3,575,502	3,115	183,511	2,452,873	934,470	1,534
At December 31, 2003	3,225,666	4,974	170,562	2,063,630	805,955	180,544

(1)   Includes 526,618,000 barrels of crude oil relating to the minority interests of Andina, S.A. Also includes 299,988,000 barrels of crude oil relating to the Indonesian companies excluded from the consolidated group as of December 31, 2001.

(2)   Includes 622,180,000 barrels of crude oil relating to the minority interests of Andina, S.A.

(3)   Includes 606,408,000 barrels of crude oil relating to the minority interests of Andina, S.A.

Current value of future net revenues

The estimate of future net revenues was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern stock market information practices in the U.S.A.. The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to develop and produce proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2002 and 2003. Future development costs were calculated on the basis of technical studies conducted by REPSOL YPF and by the operators holding joint title with REPSOL YPF. The taxes projected for each of the future years were determined by applying the nominal tax rate applicable, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net revenues calculated as described above is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the value of money over time at the calculation date and the uncertainties inherent in estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At December 31, 2002
Future cash flows	65,827	1,234	5,824	38,364	19,950	455
Future production, development and abandonment costs	(20,000)	(467)	(1,476)	(9,675)	(8,112)	(270)
Future net cash flows before income taxes	45,827	767	4,348	28,689	11,838	185
Future income tax expense	(15,141)	(122)	(1,024)	(9,389)	(4,516)	(90)
	30,686	645	3,324	19,300	7,322	95
Effect of discounting at 10%	(14,370)	(544)	(1,428)	(8,248)	(4,116)	(34)
Standardized measure	16,316	101	1,896	11,052	3,206	61

At December 31, 2003
Future cash flows	57,133	390	4,570	29,854	22,044	275
Future production and development costs	(17,019)	(236)	(1,221)	(8,213)	(7,223)	(126)
Future net cash flows before income taxes	40,114	154	3,349	21,641	14,821	149
Future income tax expense	(14,057)	(22)	(727)	(6,957)	(6,298)	(53)
Future net cash flows after income taxes	26,057	132	2,622	14,684	8,523	96
Effect of discounting at 10%	(11,873)	(39)	(1,026)	(5,982)	(4,777)	(49)
Standardized measure (*)	14,184	93	1,596	8,702	3,746	47

(*) Includes €557 millions relating to the minority interests of Andina, S.A.

Changes in the standardized measure of discounted future net cash flows

The detail of the changes in the standardized measure of discounted future net cash flows for 2003 and 2002 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance as of December 31, 2001	13,759	161	1,363	8,892	2,678	665

Oil and gas sales, net of production costs	(3,365)	(44)	(235)	(2,696)	(387)	(3)
Net variation in selling prices	8,166	(12)	840	6,146	1,159	33
Development costs incurred during the year	1,025	1	54	644	325	1
Purchases/(Sales) of reserves	(117)	—	—	—	12	(129)
Changes in reserve quantities	844	(43)	31	591	265	—
Changes in future production, development and abandonment costs	(664)	21	(51)	(160)	(460)	(14)
Net change in taxes and charges	(3,109)	6	(224)	(2,226)	(649)	(16)
Accretion of discount	(223)	11	118	(139)	263	(476)
Net variation	2,557	(60)	533	2,160	528	(604)
Balance as of December 31, 2002	16,316	101	1,896	11,052	3,206	61

Oil and gas sales, net of production costs	(2,956)	(21)	(243)	(2,273)	(418)	(1)
Net variation in selling prices	(263)	19	4	(189)	(117)	20
Development costs incurred during the year	741	—	55	488	188	10
Purchases/(Sales) of reserves	1,051	4	6	—	1,041	—
Changes in reserve quantities	364	28	164	233	(36)	(25)
Changes in future production, development and abandonment costs	(578)	(14)	(96)	(499)	49	(18)
Net change in taxes and charges	487	(13)	(11)	381	126	4
Accretion of discount	(978)	(11)	(179)	(491)	(293)	(4)
Net variation	(2,132)	(8)	(300)	(2,350)	540	(14)
Balance as of December 31, 2003(*)	14,184	93	1,596	8,702	3,746	47

(*) Includes €557 millions relating to the minority interests of Andina.

MAIN REPSOL YPF GROUP INVESTEES AS OF DECEMBER 31, 2003

Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method

Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	G.I.
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of by- productos	G.I.
Estasur, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of lubricants	E.M.
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.
Gerpesa	Spain	Repsol YPF Lubricantes y Especialidades, S.A.		Other business activities	E.M.
Repsol Eléctrica de Distribución, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power and distribution supply	E.M.
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	E.M.
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	G.I.
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	G.I.
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio Company	G.I.
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio Company	E.M.
Atlantic 2/3 Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 2/3 Holidngs, Llc.		Gas supply and logistics	G.I.(6)
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. distribution	G.I.
Repsol Maroc	Morocco	Repsol Butano, S.A.		Marketing of gas	E.M.
National Gaz	Morocco	Repsol Maroc		Marketing of gas	E.M.
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		Marketing of gas	G.I.
Comsergas	Argentina	Repsol YPF Gas, S.A.		Gas cylinder repair	G.I.
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		Marketing of gas	E.M.
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of gas natural	E.M.
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		LPG distribution and marketing	G.I.
Autogas, S.A.	Ecuador	Duragas, S.A.		LPG marketing	G.I.
Semapesa	Ecuador	Repsol Butano, S.A.		Personnel and maintanance services	G.I.
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	YPF S.A.	Portfolio Company	G.I.
Repsol YPF Gas Chile, Ltda.	Chile	Repsol Butano Chile, S.A.	OPESSA	Portfolio Company	G.I.
Empresas Lipigas, S.A.	Chile	Repsol YPF Gas Chile, Ltda.		LPG marketing	P.I.
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		LPG marketing	G.I.
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		LPG distribution	E.M.
Repsol YPF Comercial de la Amazonía, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	LPG distribution	G.I.
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	LPG marketing	G.I.
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia, S.A.	Repsol YPF E&P de Bolivia, S.A.	LPG marketing	G.I.
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A.	LPG distribution and marketing	E.M.
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	LPG marketing	E.M.
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal	Repsol Butano, S.A.	R. YPF Lubricantes y Especialidades	LPG distribution and marketing	G.I.
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	G.I.
Gasóleos y Lubricantes, GASOLUBE, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.
Gasolube Noroeste, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.
Gasolube Andalucía, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.
Gasolube Castilla y León, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.
CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	G.I.
Sociedad Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of “Travel Club” membership card	E.M.
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil-by products	E.M.
Hinia, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF Lubricantes y Especialidades, S.A.	Distribution and marketing of oil products	E.M.
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Automotive services	E.M.
Euro 24, S.L.	Spain	Autoclub Repsol S.L.		Road assistance	E.M.
Autoclub Repsol Services S.L.	Spain	Autoclub Repsol S.L.		Retailing of oil products	E.M.
Autoclub Repsol Correduría de Seguros S.L.	Spain	Autoclub Repsol S.L.		Insurance troker	E.M.
Asiru, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	E.M.
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at serv. stations	G.I.
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Mark. of prod. at serv. st. and convenience stores	E.M.
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution and marketing of oil products	E.M.
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.
CLH Aviación, S.A.	Spain	CLH		Transport and storage of oil products	G.I.(6)
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	G.I.
Asfalnor, S.A.	Spain	PETRONOR		Distrib. and marketing of asphalt products	G.I.
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Oil Operations AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	G.I.
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio Company	G.I.
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol YPF Eléctrica de Brasil, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Azerbaiyan, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Oil and gas exploration and production	G.I.
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	G.I.
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	G.I.
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.		Portfolio Company	P.I.
BP Amoco Trinidad & Tobago	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Oil and gas exploration and production	P.I.
Dubai Marine Areas, Ltd. (DUMA)	U.K.	Repsol Exploración, S.A.		Oil and gas exploration and production	P.I.
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Oil and gas exploration and production	G.I.
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.		Portfolio Company	G.I.
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio Company	G.I.
Refinería La Pampilla, S.A.	Peru	Refinadores de Perú, S.A.		Refining	G.I.
Repsol Comercial, S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels	G.I.
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.		Marketing of oil and gas	G.I.
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of oil and gas	G.I.
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	G.I.
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance, B.V.		Portfolio Company	G.I.
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV		Portfolio Company	E.M.
Atlantic LNG	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Gas supply and logistics	G.I.(6)
Repsol International Capital	Cayman Islands	Repsol International Finance, B.V.		Finance	G.I.
Repsol Investeringen, BV	Netherlands	Repsol International Finance, B.V.		Finance	G.I.
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	G.I.
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio Company	G.I.
CAVEANT	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Finance	G.I.
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol YPF, S.A.	Reinsurance	G.I.
Cormorán RE	Luxembourg	Repsol International Finance, B.V.	Repsol YPF, S.A.	Reinsurance	G.I.
Repsol (UK) Ltd.	U.K.	Repsol International Finance, B.V.		Portfolio Company	E.M.
Repsol Occidental Corporation	U.S.A.	Repsol International Finance, B.V.		Oil and gas exploration and production	G.I.
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	petrochemicals	G.I.
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	petrochemicals	G.I.
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Chemicals	E.M.
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		petrochemicals	E.M.
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Chemicals	G.I.
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Electricity cogeneration	E.M.
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production of synhtetic rubber	P.I.
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Management of Dynasol Elastómetros	E.M.
Repsol Portugal Petróleo e Derivados, Ltda.	Portugal	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.
Gespost	Portugal	Repsol Portugal Petróleo e Derivados, Ltda.		Marketing of oil products	G.I.
Repsol Italia	Italy	Repsol YPF, S.A.	R. YPF Lubricantes y Especialidades	Marketing of oil products	G.I.
Gas Natural SDG, S.A.(7)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of gas	P.I.
Sagane, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	P.I.
Europe Maghreb Pipeline, Ltd. (EMPL)	U.K.	Sagane, S.A.		Gas transmission	P.I.
Metragaz, S.A.	Morocco	Sagane, S.A.		Gas transmission	P.I.
Grupo Enagás, S.A. (5)	Spain	Gas Natural SDG, S.A.		Gas supply and transmission	E.M.
Sociedad de Gas de Euskadi, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution and transmission	E.M.
Gas Natural Soluciones S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.
Kromschroeder, S.A.	Spain	Gas Natural SDG, S.A.		Meters	E.M.
Natural Energy, S.A.	Argentina	Kromschroeder, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.I.
Gas Natural Castilla y León, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.
Gas Natural Castilla La Mancha, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.
Gas Natural Distribución Eléctrica	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.I.
Gas Natural Rioja, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.
Gas Navarra, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.
Gas Galicia SDG, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	P.I.
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.		Gas distribution	P.I.
Gas Aragón, S.A.	Spain	Gas Natural SDG, S.A.		Gas distribution	E.M.

	Total % of Ownership		Amounts in Millions of Euros
Name	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)

Repsol Petróleo, S.A.	99.97	99.97	217.64	526.78	218.10	(180.77)	781.52	613.12
Repsol YPF Lubricantes y Especialidades, S.A.	99.97	100	5.38	21.93	13.49	—	40.80	5.49
Estasur, S.A.	99.97	100	0.15	0.89	0.84	—	1.88	1.24
Euroboxes, S.A.	99.94	100	0.06	*	*	—	0.08	0.06
Gerpesa	99.97	100	0.14	0.37	*	—	0.52	0.27
Repsol Eléctrica de Distribución, S.A.	99.97	100	0.06	0.80	0.39	—	1.25	0.06
Asfaltos Españoles, S.A.	49.99	50.00	8.53	8.19	0.92	(0.50)	8.57	8.60
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	100	100	0.10	0.20	39.45	—	39.75	0.10
RYTTSA Singapur	100	100	0.05	0.49	0.20	—	0.74	0.12
Repsol Overzee Finance, B.V.	100	100	*	(16.08)	(4.76)	—	(20.84)	0.00
Atlantic 2/3 Holdings, Llc.	25.00	25.00	110.52	(0.00)	—	—	27.63	27.60
Atlantic 2/3 Company of Trinidad & Tobago	25.00	100	110.52	(29.68)	52.25	—	133.08	110.32
Repsol Butano, S.A.	100	100	58.70	121.70	73.78	—	254.18	87.05
Repsol Maroc	99.88	100	1.35	(1.05)	(0.31)	—	(0.01)	0.00
National Gaz	99.86	100	0.45	0.63	0.20	—	1.28	4.87
Repsol YPF Gas, S.A.	85.00	85.00	21.85	0.79	5.92	—	24.28	30.10
Comsergas	52.70	62.00	0.56	0.01	0.07	—	0.40	0.84
Gas Austral, S.A.	42.50	50.00	*	—	0.67	—	0.34	0.16
Mejorgas, S.A.	75.73	100	0.27	—	(0.67)	—	(0.40)	0.00
Duragas, S.A.	100	100	5.83	2.09	1.17	—	9.08	21.20
Autogas, S.A.	60.36	60.36	0.99	0.17	(0.14)	—	0.62	0.69
Semapesa	100	100	0.05	0.69	(0.18)	—	0.56	0.35
Repsol Butano Chile, S.A.	100	100	127.24	—	3.48	—	130.72	120.86
Repsol YPF Gas Chile, Ltda.	100	100	135.66	(8.42)	3.48	—	130.72	130.72
Empresas Lipigas, S.A.	45.00	45.00	72.99	(3.11)	23.45	(16.01)	34.79	34.79
Repsol YPF Comercial del Perú, S.A.	99.61	99.61	45.25	(16.59)	3.78	—	32.32	68.17
Limagás, S.A.	29.85	29.97	3.51	3.32	0.46	—	2.18	2.73
Repsol YPF Comercial de la Amazonía, SAC	100	100	0.11	—	(0.12)	—	(0.01)	0.11
Repsol YPF GLP de Bolivia, S.A.	100	100	2.02	—	6.09	—	8.11	1.71
Repsol YPF Gas de Bolivia, S.A.	51.00	51.00	0.15	3.51	1.19	—	2.48	2.44
Repsol France	100	100	1.30	(1.40)	(1.30)	—	(1.40)	0.00
Repsol Gas Brasil, S.A.	100	100	1.45	—	(0.14)	—	1.31	1.33
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	100	100	0.10	10.60	0.50	—	11.20	10.87
Repsol Comercial de Productos Petrolíferos, S.A.	96.65	100	334.76	515.54	113.00	(35.59)	933.34	209.79
Gasóleos y Lubricantes, GASOLUBE, S.A.	96.65	100	0.06	0.21	0.22	—	0.49	0.44
Gasolube Noroeste, S.A.	96.65	100	0.10	(0.03)	0.32	—	0.39	1.75
Gasolube Andalucía, S.L.	96.65	100	*	—	0.05	—	0.05	0.86
Gasolube Castilla y León, S.L.	96.65	100	0.04	0.03	0.16	—	0.23	0.29
CAMPSARED	96.65	100	8.41	18.00	25.91	—	52.33	34.26
Sociedad Catalana de Petrolis, S.A. (PETROCAT)	43.69	45.00	15.09	(6.49)	0.33	—	4.02	4.85
Air Miles España, S.A.	21.75	22.50	0.25	0.35	(0.00)	—	0.13	0.02
Carburants i Derivats, S.A. (CADESA)	32.14	33.25	0.12	0.09	0.08	—	0.10	0.04
Hinia, S.A.	96.68	100	0.60	2.57	0.66	—	3.83	1.07
Autoclub Repsol S.L.	57.99	60.00	3.00	3.12	(0.26)	—	3.52	3.67
Euro 24, S.L.	57.99	100	0.03	*	0.10	—	0.13	0.07
Autoclub Repsol Services S.L.	57.99	100	*	*	*	—	*	*
Autoclub Repsol Correduría de Seguros S.L.	57.99	100	*	—	(0.13)	—	(0.13)	0.00
Asiru, S.A.	96.65	100	1.14	0.29	0.06	—	1.49	1.40
Noroil, S.A.	67.66	70.00	1.51	0.30	0.07	—	1.32	1.06
Solred, S.A.	96.65	100	7.28	6.30	8.92	—	22.50	7.76
Gestión de Puntos de Venta, Gespevesa, S.A.	48.33	50.00	5.41	1.84	0.55	—	3.90	2.70
Terminales Canarios, S.L.	48.33	50.00	20.82	1.20	0.26	—	11.14	10.41
Compañía Logística de Hidrocarburos CLH, S.A.	24.25	25	84.07	141.63	83.91	(59.55)	62.52	121.25
CLH Aviación, S.A.	24.25	100	21.00	16.98	2.88	—	40.86	31.70
Petróleos del Norte, S.A. (PETRONOR)	85.98	85.98	120.50	293.40	83.42	(57.60)	378.07	257.97
Asfalnor, S.A.	85.98	100	0.10	—	—	—	0.10	0.10
Repsol Exploración, S.A.	100	100	24.62	504.72	214.37	(210.00)	533.71	258.37
Repsol Exploración Trinidad, S.A.	100	100	1.81	13.39	(0.18)	—	15.02	15.01
Repsol YPF Cuba, S.A.	100	100	1.94	(0.65)	(2.39)	—	(1.10)	0.00
Repsol Exploración Colombia, S.A.	100	100	1.94	(0.65)	(3.89)	—	(2.60)	0.00
Repsol Exploración Argelia, S.A.	100	100	3.97	201.84	71.08	(50.15)	226.74	117.36
Repsol Exploración Murzuq, S.A.	100	100	7.83	299.26	128.19	(100.02)	335.26	393.18
Repsol Oil Operations AG	40.00	40.00	0.06	0.03	0.36	—	0.18	*
Repsol Inco AG	40.00	40.00	0.07	0.31	—	—	0.15	*
Repsol YPF Ecuador, S.A.	100	100	4.74	199.07	(155.27)	—	48.54	48.54
Repsol YPF OCP de Ecuador, S.A.	100	100	0.06	(0.02)	(5.40)	—	(5.36)	0.00
Repsol Exploración Securé, S.A.	100	100	1.87	(0.62)	(1.05)	—	0.20	0.20
Repsol Exploración Perú, S.A.	100	100	0.67	(0.22)	(3.82)	—	(3.37)	0.00
Repsol YPF Oriente Medio, S.A.	100	100	0.18	(0.06)	(3.51)	—	(3.39)	0.00
Repsol Exploración Kazakhstán, S.A.	100	100	0.18	(0.06)	(0.98)	—	(0.86)	0.00
Repsol Exploración Tobago, S.A.	100	100	0.18	(0.06)	(0.30)	—	(0.18)	0.00
Repsol YPF Eléctrica de Brasil, S.A.	100	100	0.18	0.03	0.87	—	1.08	1.00
Repsol Exploración Azerbaiyan, S.A.	100	100	0.07	(0.02)	(0.29)	—	(0.24)	0.00
Repsol Exploración Venezuela, B.V.	100	100	272.71	(277.78)	36.84	—	31.77	39.47
Repsol YPF Venezuela, S.A.	100	100	13.09	(83.62)	40.97	—	(29.56)	0.00
Repsol Exploración Guinea, S.A.	100	100	0.07	61.36	(1.33)	—	60.10	41.36
BPRY Caribbean Ventures LLC	30.00	30.00	971.77	(23.44)	358.01	—	391.90	1,293.48
BP Amoco Trinidad & Tobago	30.00	100	286.24	82.92	430.52	(357.30)	442.38	286.24
Dubai Marine Areas, Ltd. (DUMA)	50.00	50.00	0.07	131.89	(5.38)	—	63.29	11.25
Repsol Investigaciones Petrolíferas, S.A.	100	100	225.89	307.95	(0.74)	—	533.10	530.39
Repsol YPF Perú, BV	100	100	99.47	48.49	5.08	—	153.05	168.40
Grupo Repsol YPF del Perú, S.A.C.	100	100	0.40	0.17	(0.04)	—	0.53	0.40
Refinería La Pampilla, S.A.	50.29	50.29	116.68	22.47	3.72	—	71.85	102.55
Repsol Comercial, S.A.C.	100	100	24.78	(0.57)	0.12	—	24.32	25.32
Repsol YPF Comercial del Ecuador, S.A.	100	100	55.49	(14.67)	1.96	—	42.78	42.82
Combustibles Industriales Oil Trader, S.A.	100	100	4.05	(2.88)	(0.86)	—	0.31	4.12
Repsol International Finance B.V.	100	100	282.79	531.55	22.59	—	836.93	564.04
Repsol LNG Port of Spain, BV	100	100	*	39.71	24.87	—	64.58	*
Atlantic 1 Holdings, LLC	20.00	20.00	193.53	—	126.98	(126.98)	38.71	38.70
Atlantic LNG	20.00	100	193.53	35.00	175.16	(126.98)	276.71	193.65
Repsol International Capital	100	100	0.66	(94.98)	(44.74)	—	(139.06)	0.70
Repsol Investeringen, BV	100	100	*	*	*	—	*	*
Repsol Netherlands Finance, BV	100	100	*	55.82	(5.96)	—	49.86	*
Repsol YPF Capital, S.L.	100	100	463.77	*	54.16	—	517.92	375.72
CAVEANT	100	100	2.83	66.35	18.72	—	87.90	92.10
Gaviota RE	100	100	1.80	—	—	—	1.80	1.80
Cormorán RE	100	100	1.50	—	—	—	1.50	1.32
Repsol (UK) Ltd.	100	100	19.83	(18.41)	—	—	1.42	1.39
Repsol Occidental Corporation	25.00	25.00	0.32	44.47	57.57	(92.90)	2.37	12.61
Repsol Química, S.A.	100	100	60.50	62.30	(50.76)	—	72.04	103.90
Polidux, S.A.	100	100	17.40	(1.60)	(1.50)	—	14.30	13.50
Repsol Bronderslev A/S	100	100	3.10	5.20	0.30	—	8.60	4.80
Repsol Polívar, SPA	100	100	0.50	(0.40)	0.20	—	0.30	0.00
General Química, S.A.	100	100	3.00	37.60	2.00	—	42.60	27.60
Cogeneración Gequisa, S.A.	39.00	39.00	1.80	2.00	0.40	—	1.64	1.50
Dynasol Elastómeros, S.A.	50.01	50.01	16.80	42.80	(1.30)	—	29.16	8.40
Dynasol Elastómeros, S.A. de C.V.	49.99	49.99	33.68	3.40	(3.25)	—	16.91	17.00
Dynasol Gestión, S.A.	50.00	50.00	0.10	0.20	—	—	0.15	0.00
Repsol Portugal Petróleo e Derivados, Ltda.	100	100	43.40	60.60	(1.40)	—	102.60	98.32
Gespost	99.67	100	0.03	0.50	(0.50)	—	0.03	0.00
Repsol Italia	100	100	1.90	0.40	0.70	—	3.00	3.00
Gas Natural SDG, S.A.(7)	27.15	27.15	447.88	3,479.19	512.34	(95.03)	1,179.50	632.74
Sagane, S.A.	27.15	100	94.80	11.90	25.45	(11.77)	120.38	42.00
Europe Maghreb Pipeline, Ltd. (EMPL)	19.71	72.60	0.09	94.27	59.52	—	111.72	74.50
Metragaz, S.A.	19.64	72.33	3.44	0.89	0.66	—	3.61	2.87
Grupo Enagás, S.A. (5)	10.49	38.64	358.10	460.89	142.02	(28.65)	360.26	110.49
Sociedad de Gas de Euskadi, S.A.	5.57	20.50	47.32	140.81	1.09	—	38.79	19.62
Gas Natural Soluciones S.L.	27.15	100	0.23	0.03	—	—	0.26	0.98
Kromschroeder, S.A.	11.54	42.52	0.66	10.49	0.41	—	4.92	3.55
Natural Energy, S.A.	13.54	72.00	0.03	(0.05)	0.37	—	0.25	0.01
Gas Natural Castilla y León, S.A.	24.46	90.10	6.33	77.37	12.89	—	87.02	6.29
Gas Natural Castilla La Mancha, S.A.	25.79	95.00	6.90	14.66	0.06	—	20.54	6.43
Gas Natural Distribución Eléctrica	27.15	100.00	0.15		(0.00)		0.15	0.15
Gas Natural Rioja, S.A.	23.76	87.50	2.70	8.73	1.84	—	11.61	2.62
Gas Navarra, S.A.	24.43	89.99	3.60	25.10	21.26	—	44.96	15.61
Gas Galicia SDG, S.A.	16.83	62.00	32.65	2.41	1.11	—	22.42	26.15
Gas Natural La Coruña, S.A.	15.32	91.00	1.80	*	(0.55)	—	1.14	2.55
Gas Aragón, S.A.	9.50	35.00	5.89	15.05	6.80	—	9.71	2.95

Name	Country	Parent Company	Other Investees(1)	Line of Business	Consolidation Method

La Propagadora del Gas, S.A.	Spain	Gas Natural SDG, S.A.	ESESA	Portfolio Company	P.I.
Gas Natural Informática, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.I.
Gas Natural Andalucía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.
La Energía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.I.
A.E. Sanitaria Vall d’ Hebrón	Spain	La Energía, S.A.		Electricity cogeneration	P.I.
Sociedad de Tratamiento Hornillos S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.I.
UTE La Energía-SPA	Spain	La Energía, S.A.		Electricity cogeneration	P.I.
A.E.C.S. Hospital Trias i Pujol	Spain	La Energía, S.A.		Electricity cogeneration	P.I.
Gas Natural Comercializadora, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of gas and industrial electricity	P.I.
Invergas Puerto Rico	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio Company	P.I.
Buenergía Gas & Power Ltd.	Puerto Rico	Invergas Puerto Rico		Portfolio Company	P.I.
Ecoeléctrica Holding Ltd.	Puerto Rico	Buenergía Gas & Power LTD.		Portfolio Company	P.I.
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holding Ltd.	Ecoeléctrica Ltd.	Electricity production	P.I.
Ecoeléctrica Ltd.	Puerto Rico	Ecoeléctrica Holding Ltd.		Portfolio Company	P.I.
Gas Natural Services SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of domestic gas and electricity and management	P.I.
UTE GNS-Dalkia Energía	Spain	Gas Natural Services SDG, S.A.		Energy management	P.I.
Iradia Climatización AIE	Spain	Gas Natural Services SDG, S.A.	ESESA	Energy management	P.I.
Gas Natural Electricidad SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity production and retailing	P.I.
Gas Natural Trading SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Trading of gas	P.I.
Desarrollo del Cable, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Communications cable	P.I.
Equipos y Services, S.A. (ESESA)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.I.
Gas Natural Cantabria SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.
Gas Natural Murcia SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.
Gas Natural CEGAS	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas distribution	P.I.
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas Supply	P.I.
Gas Natural Finance, BV	Netherlands	Gas Natural SDG, S.A.		Portfolio Company	P.I.
Holding Gas Natural, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.I.
CEG Río, S.A.	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Marketing of gas	P.I.
Companhia Distribuidora de Gas do Río de Janeiro	Brazil	Gas Natural SDG, S.A.	Gas Natural Internacional SDG, S.A.	Gas distribution	P.I.
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas Natural, SDG, S.A.		Gas distribution	P.I.
Gas Natural International, Ltd.	Irlanda	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio Company	P.I.
Gas Natural Internacional SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio Company	P.I.
Invergas, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio Company	P.I.
Gas Natural Ban, S.A.	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Gas distribution	P.I.
Gas Natural Argentina SDG, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio Company	P.I.
Gas Natural do Brasil	Brazil	Gas Natural Internacional, SDG, S.A.		Electricity production and retailing	P.I.
Serviconfort Brasil, S.A.	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil, S.A.	Services	P.I.
Gas Natural México, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Gas distribution	P.I.
Services de Energía de México, S.A. de CV	Mexico	Gas Natural México, S.A. de CV	Sistemas Administración y Services, S.A. de C.V.	Portfolio Company	P.I.
Comercializadora Metrogas	Mexico	Services de Energía de México, S.A. de CV	Gas Natural México, S.A. de C.V.	Gas distribution	P.I.
Adm. Services Energía México, S.A. de CV	Mexico	Services de Energía de México, S.A. de CV	Gas Natural México, S.A. de C.V.	Services	P.I.
Energía y Confort Admón. de Personal, S.A. de CV	Mexico	Gas Natural México, S.A. de CV		Services	P.I.
Gas Natural Services, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV		Services	P.I.
Transnatural RL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.I.
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.I.
Gas Natural Vendita Italia, S.p.a.	Italy	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Marketing of gas	P.I.
Gas Natural Distribuzione Italia, S.p.a.	Italy	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Portfolio Company	P.I.
Sistemas Administración y Services, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.I.
Natural Services, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Gas cylinder repair	P.I.
Serviconfort Colombia	Colombia	Gas Natural Internacional, SDG, S.A.		Services	P.I.
Gas Natural, S.A. ESP	Colombia	Gas Natural Internacional, SDG, S.A.		Gas distribution	P.I.
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	P.I.
Proinvergas, S.A.	Colombia	Gas Natural, S.A. ESP		Portfolio Company	P.I.
Gasoriente, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Gas distribution	P.I.
Gases de Barrancabermeja, S.A. ESP	Colombia	Gasoriente, S.A. ESP		Gas distribution	P.I.
Portal Gas Natural	Spain	Gas Natural SDG, S.A.		E - Business	P.I.
Portal del instalador, S.A.	Spain	Portal Gas Natural	Repsol YPF, S.A.	Services	P.I.
Torre Marenostrum, S.A.	Spain	Gas Natural SDG, S.A.		Real Estate	E.M.
Proyectos Integrados Energéticos, S.A.	Spain	Repsol YPF, S.A.			G.I.
YPF, S.A. (7)	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Oil and gas exploration and production	G.I.
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio Company	G.I.
YPF South Sokang, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.		Portfolio Company	G.I.
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.		Oil and gas exploration and production	G.I.
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.
Greenstone Assurance, Ltd.	Bermuda Islandss	YPF International, S.A.		Reinsurance	G.I.
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.
YPF Indonesia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	G.I.
YPF Holdings Inc.	U.S.A.	YPF, S.A.		Portfolio Company	G.I.
CLH Holdings	U.S.A.	YPF Holdings Inc.		Finance	G.I.
Tierra Solutions Inc.	U.S.A.	CLH Holdings		Other business activities	G.I.
Maxus Energy Corporation	U.S.A.	YPF Holdings Inc.		Oil and gas exploration and production	G.I.
Maxus US Exploration Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	G.I.
Midgard Energy Co.	U.S.A.	Maxus Energy Corporation		Oil and gas exploration and production	G.I.
Diamond Gateway Coal Co.	U.S.A.	Maxus Energy Corporation		Other business activities	G.I.
Wheeling Gateway	U.S.A.	Maxus Energy Corporation		Other business activities	G.I.
Gateway Coal	U.S.A.	Wheeling Gateway	Diamond Gateway Coal	Other business activities	G.I.
Ryttsa USA Inc.	U.S.A.	YPF Holdings Inc.		Retailing of oil products	G.I.
Global Companies LLc. (4)	U.S.A.	Ryttsa USA Inc.		Retailing of oil products	P.I.
Compañía Mega	Argentina	YPF, S.A.		Gas fractionation	P.I.
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	G.I.
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Oil and gas transportation and storage	E.M.
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.
Oleoducto Transandino Argentino	Argentina	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.
Oleoducto Transandino Chile	Chile	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.
Gasoducto del Pacífico Argentina, S.A.	Argentina	Gasoducto Pacífico Cayman, S.A.		Construction and operation of a gas pipeline	E.M.
Petroken Petroquímica Ensenada, S.A.	Argentina	YPF, S.A.		Manufacturing and marketing of petrochemicals	E.M.
PBB Polisur	Argentina	YPF, S.A.		Manufacturing and marketing of petrochemicals	E.M.
Profertil	Argentina	YPF, S.A.		Manufacture and sale of gas products	P.I.
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.I.
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.
Gas Argentino, S.A. (GASA)	Argentina	YPF, S.A.		Portfolio Company	E.M.
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Gas distribution	E.M.
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transmission and marketing of LPG	G.I.
A.P.D.C.	Cayman Islands	YPF, S.A.		Oil and gas exploration and production	G.I.
Enerfín, S.A.	Uruguay	YPF, S.A.		Finance	G.I.
Astra Evangelista, S.A.	Argentina	YPF, S.A.	A.P.D.C.	Engineering and construction	G.I.
AESA Construcciones y Services	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	G.I.
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.			G.I.
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Gas distribution	E.M.
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio Company	E.M.
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	E.M.
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Oil and gas exploration and production	P.I.
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF’s investments in Chile	G.I.
Operaciones y Services YPF	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	G.I.
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Marketing and distribution of fuels and lubricants	G.I.
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Exploración/R. Exploración Perú/R. Exploración Colombia/ R. YPF E&P Bolivia	Portfolio Company	G.I.
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	G.I.
Andina Corporation	Cayman Islands	Repsol YPF Bolivia, S.A.		Finance	G.I.
Empresa Petrolera Andina, S.A.	Bolivia	Andina Corporation		Oil and gas exploration and production	G.I.
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.		Oil and gas transmission	E.M.
Maxus Bolivia Inc.	Cayman Islands	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	G.I.
AESA Construcciones y Services Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Engineering and construction	E.M.
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Exploitation and marketing of oil and gas	G.I.
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.		Operation and administration consulting services	G.I.
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Gas supply and logistics	E.M.
REFAP	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.I.
Refinería de Petróleos Manguinhos	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.I.
Manguinhos Distribuidora	Brazil	Refinería Petróleos Manguinhos		Marketing of oil products	P.I.
Wall Química, S.A.	Brazil	Refinería Petróleos Manguinhos	Wall Petróleo, S.A.	Marketing of petrochemicals	P.I.
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos	Operation of service stations	G.I.
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.		Marketing of oil products	G.I.

	Total % of Ownership		Amounts in Millions of Euros
Name	% of Direct Ownership	% of Control	Capital	Reserves	2003 Income (Loss)	Interim Dividend	Assets Owned(2)	Investment Value(3)

La Propagadora del Gas, S.A.	27.15	100	0.16	0.82	0.03	—	1.01	0.29
Gas Natural Informática, S.A.	27.15	100	19.92	4.86	(2.47)	—	22.30	19.95
Gas Natural Andalucía, S.A.	27.15	100	12.41	22.14	8.58	—	43.13	27.26
Compañía Auxiliar de Industrias Varias, S.A.	27.15	100	0.30	1.71	*	—	2.03	6.10
La Energía, S.A.	27.15	100	10.65	(0.17)	0.31	—	10.79	10.99
A.E. Sanitaria Vall d’ Hebrón	22.06	81.25	1.71	0.24	0.02	—	1.60	1.39
Sociedad de Tratamiento Hornillos S.L.	21.72	80.00	1.25		*	—	1.00	1.00
UTE La Energía-SPA	16.29	60.00	1.07	*	0.18	—	0.75	0.65
A.E.C.S. Hospital Trias i Pujol	13.58	50.00	0.45	0.03	0.02	—	0.25	0.45
Gas Natural Comercializadora, S.A.	27.15	100	2.40	16.80	24.60	—	43.80	0.60
Invergas Puerto Rico	27.15	100	0.06	(0.01)	(0.20)	—	(0.15)	0.37
Buenergía Gas & Power Ltd.	25.79	95.00	0.09	(78.83)	(2.04)	—	(76.75)	44.09
Ecoeléctrica Holding Ltd.	12.90	50	31.62	(2.88)	—	—	14.37	29.25
Ecoeléctrica LP Ltd.	12.90	100	31.62	(27.15)	1.86	—	6.34	31.62
Ecoeléctrica Ltd.	12.90	100	0.32	(0.03)	—	—	0.29	0.32
Gas Natural Services SDG, S.A.	27.15	100	2.70	8.27	0.04	—	11.01	1.45
UTE GNS-Dalkia Energía	13.58	50.00	*	(0.11)	(0.02)	—	(0.06)	*
Iradia Climatización AIE	27.15	100.00	0.31	0.06	*	—	0.38	0.31
Gas Natural Electricidad SDG, S.A.	27.15	100	0.06	0.23	(0.25)	—	0.04	0.06
Gas Natural Trading SDG, S.A.	27.15	100	0.06	6.46	72.58	—	79.10	0.06
Desarrollo del Cable, S.A.	27.15	100	21.06	18.85	7.83	—	47.74	21.10
Equipos y Services, S.A. (ESESA)	27.15	100	0.12	0.14	(0.40)	—	(0.15)	0.29
Gas Natural Cantabria SDG, S.A.	24.55	90.41	3.16	27.76	1.37	—	29.19	5.76
Gas Natural Murcia SDG, S.A.	27.09	99.79	4.44	(1.18)	(0.85)	—	2.41	5.89
Gas Natural CEGAS	24.55	90.42	10.53	56.91	3.26	—	63.93	20.18
Gas Natural Aprovisionamientos SDG, S.A.	27.15	100	0.60	2.43	(49.44)	—	(46.41)	0.60
Gas Natural Finance, BV	27.15	100	0.02	1.69	0.41	—	2.12	*
Holding Gas Natural, S.A.	27.15	100	0.30	0.17	(0.00)	—	0.47	0.30
CEG Río, S.A.	10.39	38.26	6.24	(3.03)	2.77	(1.30)	1.79	75.66
Companhia Distribuidora de Gas do Río de Janeiro	7.81	28.77	42.50	(30.87)	6.36	(2.67)	4.41	209.99
Gas Natural Sao Paulo Sul, S.A.	27.15	100	346.37	(193.05)	(10.09)	—	143.23	346.42
Gas Natural International, Ltd.	27.15	100	25.36	12.50	0.53	—	38.39	25.37
Gas Natural Internacional SDG, S.A.	27.15	100	349.50	(54.05)	(23.46)	—	271.98	374.04
Invergas, S.A.	19.55	72	42.24	(0.90)	(0.09)	—	29.70	60.19
Gas Natural Ban, S.A.	13.69	70.00	185.85	(179.96)	35.38	—	28.89	191.00
Gas Natural Argentina SDG, S.A.	19.55	72.00	104.27	(73.55)	(0.03)	—	22.10	72.96
Gas Natural do Brasil	27.15	99.99	0.59	(0.75)	(0.27)	—	(0.43)	0.59
Serviconfort Brasil, S.A.	27.15	99.99	1.65	(0.39)	0.19	—	1.44	1.71
Gas Natural México, S.A. de CV	23.55	86.75	469.81	(236.22)	(7.28)	—	196.32	302.22
Services de Energía de México, S.A. de CV	23.55	100	147.69	(67.18)	(2.24)	—	78.28	121.93
Comercializadora Metrogas	23.55	100	84.49	(56.65)	(2.30)	—	25.55	81.52
Adm. Services Energía México, S.A. de CV	23.55	100	*	(0.34)	*	—	(0.32)	0.08
Energía y Confort Admón. de Personal, S.A. de CV	23.55	100	*	*	0.05	—	0.07	*
Gas Natural Services, S.A. de C.V.	23.55	100	6.12	(4.73)	1.15	—	2.54	5.79
Transnatural RL de CV.	11.78	50.00	5.11	(2.98)	(1.84)	—	0.15	5.23
CH4 Energía, S.A de CV.	11.78	50.00	0.31	*	(0.31)	—	0.00	0.26
Gas Natural Vendita Italia, S.p.a.	27.15	100.00	2.10	(0.07)	1.59	—	3.62	2.10
Gas Natural Distribuzione Italia, S.p.a.	27.15	100.00	0.12	—	—	—	0.12	0.12
Sistemas Administración y Services, S.A. de CV	23.62	87.00	*	0.17	*	—	0.16	*
Natural Services, S.A.	21.53	79.31	2.31	(1.76)	0.20	—	0.60	1.73
Serviconfort Colombia	25.79	94.99	0.22	0.04	0.15	—	0.39	0.23
Gas Natural, S.A. ESP	16.03	59.06	23.80	109.42	13.87	—	86.87	193.53
Gas Natural Cundiboyacense, S.A. ESP	12.42	77.45	1.13	1.46	0.98	—	2.76	1.61
Proinvergas, S.A.	8.74	54.50	3.64	5.56	(0.09)		4.97	3.84
Gasoriente, S.A. ESP	8.74	54.50	7.97	22.58	4.65	—	19.18	73.63
Gases de Barrancabermeja, S.A. ESP	8.74	99.99	1.16	3.51	0.04	—	4.70	10.02
Portal Gas Natural	17.15	63.16	7.98	(0.28)	(0.53)	—	4.53	7.20
Portal del instalador, S.A.	22.86	85.00	1.29	(0.02)	(0.11)	—	0.98	0.97
Torre Marenostrum, S.A.	12.22	45.00	5.33	15.89	(0.10)	—	9.51	9.60
Proyectos Integrados Energéticos, S.A.	100	100	24.04	0.11	2.93	—	26.97	24.00
YPF, S.A. (7)	99.04	99.04	4,321.83	1,157.06	1,351.90	—	6,765.22	12,147.67
YPF International, S.A.	99.04	100	189.77	(87.67)	(9.83)	—	92.28	92.28
YPF South Sokang, Ltd.	99.04	100	*	(0.52)	(0.37)	—	(0.88)	(0.88)
YPF Energy Holdings N.V.	99.04	100	333.40	(270.34)	1.58	—	64.64	64.64
YPF Jambi Merang, B.V.	99.04	100	6.34	11.32	(0.28)	—	17.38	17.38
YPF Ecuador Inc.	99.04	100	0.81	(0.81)	—	—	0.00	0.00
Greenstone Assurance, Ltd.	99.04	100	13.33	20.63	(0.13)	—	33.83	33.83
YPF Malaysia, Ltd.	99.04	100	*	(5.82)	(10.29)	—	(16.10)	(16.10)
YPF Indonesia, Ltd.	99.04	100	6.34	3.98	(0.42)	—	9.90	9.90
Maxus Guyana, Ltd.	99.04	100	*	(2.43)	(0.21)	—	(2.64)	(2.64)
YPF Holdings Inc.	99.04	100	433.00	(356.41)	(41.38)	—	35.21	35.21
CLH Holdings	99.04	100	40.14	(92.78)	(10.73)	—	(63.37)	(63.37)
Tierra Solutions Inc.	99.04	100	40.14	(92.78)	(10.73)	—	(63.37)	(63.37)
Maxus Energy Corporation	99.04	100	277.29	(101.98)	(24.59)	—	150.72	22.14
Maxus US Exploration Co.	99.04	100	1.48	(50.07)	(16.08)	—	(64.67)	(64.67)
Midgard Energy Co.	99.04	100	197.44	(111.25)	10.98	—	97.17	97.17
Diamond Gateway Coal Co.	99.04	100	(3.41)	0.82	(0.08)	—	(2.67)	(2.67)
Wheeling Gateway	99.04	100	(5.60)	0.37	(0.25)	—	(5.48)	(5.48)
Gateway Coal	99.04	100	—	*	—	—	—	*
Ryttsa USA Inc.	99.04	100	22.56	14.48	4.67	—	41.72	41.72
Global Companies LLc. (4)	50.51	51.00	—	25.84	12.94	(4.75)	17.36	17.27
Compañía Mega	37.64	38.00	161.42	(1.05)	104.13	—	100.51	100.40
Operadora de Estaciones de Servicio, S.A. OPESSA	98.90	99.85	94.92	(65.79)	4.37	—	33.45	33.49
Oiltanking Ebytem, S.A.	29.71	30.00	9.29	(5.48)	11.56	—	4.61	4.68
A&C Pipeline Holding	17.83	18.00	0.24	—	*	—	0.04	0.00
Oleoducto Transandino Argentino	17.83	100	0.32	7.42	0.59	—	8.33	7.94
Oleoducto Transandino Chile	17.83	100	0.27	*	10.98	(6.55)	4.71	6.16
Gasoducto del Pacífico Argentina, S.A.	8.67	8.75	98.31	(18.55)	0.89	—	7.06	8.10
Petroken Petroquímica Ensenada, S.A.	49.52	50.00	88.25	6.16	17.53	—	55.97	55.63
PBB Polisur	27.73	28.00	36.43	25.05	80.87	—	39.86	39.84
Profertil	49.52	50.00	281.11	(78.10)	88.79	—	145.90	145.87
Refinerías del Norte, S.A. (REFINOR)	49.52	50.00	88.01	28.41	23.06	—	69.74	65.79
Terminales Marítimas Patagónicas, S.A.	32.83	33.15	11.40	32.02	6.54	—	16.56	16.59
Oleoductos del Valle, S.A. (OLDELVAL)	36.64	37.00	87.36	23.56	(4.63)	—	39.33	39.05
Gas Argentino, S.A. (GASA)	44.89	45.33	245.08	(357.01)	9.87	—	(46.27)	0.00
Metrogas, S.A.	31.42	70.00	451.75	(506.01)	6.10	—	(33.71)	0.00
Poligas Luján, S.A.	50.01	50.49	*	*	*	—	*	*
A.P.D.C.	99.04	100	23.89	(12.63)	—	—	11.26	11.27
Enerfín, S.A.	99.04	100	*	*	*	—	*	*
Astra Evangelista, S.A.	99.04	100	6.90	12.39	3.02	—	22.31	22.30
AESA Construcciones y Services	99.04	100	2.14	(0.57)	—	—	1.57	1.59
Adicor, S.A.	99.04	100	0.08	5.24	1.20	—	6.52	6.51
Gasoducto Oriental, S.A.	16.50	16.66	*	—	1.90	—	0.32	0.24
Inversora Dock Sud, S.A.	42.45	42.86	74.60	(157.06)	33.02	—	(21.19)	(21.19)
Central Dock Sud, S.A.	39.53	9.98	6.90	(120.95)	43.65	—	(7.03)	(7.06)
Pluspetrol Energy, S.A.	44.57	45.00	76.45	(143.25)	57.13	—	(4.35)	(4.37)
Repsol YPF Chile, Limitada	100	100	82.46	26.21	7.64	—	116.31	105.60
Operaciones y Services YPF	100	100	1.15	(0.61)	(0.03)	—	0.50	0.50
Petróleos Transandinos YPF, S.A.	100	100	41.45	16.48	6.45	—	64.38	63.70

Repsol YPF Bolivia, S.A.	100	100	849.01	(256.11)	4.14	—	597.05	698.69

Repsol YPF E&P de Bolivia, S.A.	100	100	0.39	(0.30)	(0.01)	—	0.08	0.08
Andina Corporation	100	100	210.76	—	10.37	—	221.14	253.16
Empresa Petrolera Andina, S.A.	50.00	50.00	239.41	125.34	23.92	—	194.34	203.78
Transierra S.A.	22.25	44.50	63.49	—	(0.90)	—	27.86	27.86
Maxus Bolivia Inc.	100	100	105.64	29.48	1.45	—	136.56	137.75
AESA Construcciones y Services Bolivia	100	100	*	(2.07)	0.14	—	(1.93)	(0.90)
Repsol YPF Brasil, S.A.	100	100	469.50	(151.33)	0.82	—	318.99	330.86
Repsol YPF Distribuidora, S.A.	100	100	53.85	(10.17)	(2.49)	—	41.18	41.18
Transportadora Sul Brasileira do Gas, S.A.	15.00	15.00	22.12	(3.21)	(1.61)	—	2.59	2.59
REFAP	30.00	30.00	143.38	26.00	86.44	—	76.75	76.75
Refinería de Petróleos Manguinhos	30.71	30.71	5.63	38.87	5.13	—	15.24	15.24
Manguinhos Distribuidora	30.71	30.71	8.39	0.55	(0.11)	—	2.71	2.71
Wall Química, S.A.	30.71	30.71	1.58	0.33	0.14	—	0.63	0.43
Operadora de Postos de Servicos Ltda.	100	100	13.21	(2.68)	0.93	—	11.46	10.98
Repsol YPF Importadora de Productos, Ltda.	100	100	0.27	*	0.54	—	0.82	0.82

Consolidation Method

G.I.:         Global Integration

P.I.:         Proportional Integration

E.M.:       Equity Method

n/a:         Not available

*      Amount less than € 20,000.

(1)   Other Group companies with ownership interests of less than that of the parent company in the company’s capital stock.

(2)   Reflects the percentage owned by related parent company.

(3)   Relates to the value of the net investment.

(4)   The figures relate to the consolidated subgroup made up by Global Companies, Llc., Chelsea Sandwich Llc. and Global Montello Group Llc.

(5)   The Enagás Group comprises the following companies: Enagás, Gasoducto Braga-Tuy, S.A., Gasoducto Campomaior-Leira-Braga, S.A., Gasoducto Al-Andalus, S.A., Gasoducto Extremadura, S.A. and Enagas International Finance, S.A.

(6)   The data related to this company are consolidated by the global integration method by its parent Company. The parent Company is carried by the equity method in the REPSOL YPF Group.

(7)   At these companies the data relate to the consolidated magnitudes of the respective subgroups.

EXHIBIT II

HOLDINGS AND / OR DUTIES OF THE DIRECTORS IN COMPANIES ENGAGING IN AN ACTIVITY WHICH IS IDENTICAL, SIMILAR OR SUPPLEMENTARY TO THE ACTIVITY THAT CONSTITUTES THE CORPORATE PURPOSE OF REPSOL YPF, S.A. (*)

(*) According to information provided by each of the members of the Board of Directors.

D. Antonio Brufau Niubó

DUTIES:

•      President of the Board of Directors, Executive Committee and Nomination and Compensation Committee of Gas Natural SDG, S.A.

•      Member of the Board of Directors and President of the Nomination and Compensation Committee of Enagás S.A.

•      Member of the Board of Directors and Member of the Executive Committee of Suez, S.A.

HOLDINGS:

•      Gas Natural SDG, S.A.: 9,601 shares

•      Endesa, S.A.: 7,040 shares

•      Suez, S.A.: 2,000 shares

Annual Report 2003

18/03/2004

CONTENTS

•	THE YEAR IN BRIEF
•	CHAIRMAN’S LETTER
•	HIGHLIGHTS
•	REPSOL YPF STOCK
•	VISION AND STRATEGY
•	CONSOLIDATED MANAGEMENT REPORT
	•	Income statement and financial review
	•	Exploration & production
	•	Refining & marketing
	•	Chemicals
	•	Gas & power
	•	Human resources
	•	Innovation & technology
	•	Corporate responsibility
	•	Corporate governance
	•	Environment
	•	Social activities and cultural sponsorship
	•	Sports’ sponsorship

•	DIRECTORS AND OFFICERS
•	INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

THE YEAR IN BRIEF

In 2003, Repsol YPF further strengthened the company’s financial structure and increased the weight of its business in new geographical areas by taking advantage of the best growth options and guaranteeing the size and optimisation of production capacities to consolidate future profitable growth.

•  Strategic Plan for 2003-2007:  The Strategic Plan for the period 2003-2007 contemplates an annual production growth of over 5% between 2002 and 2007;  a rise of 10% in the average margin per barrel on the same year-to-year terms; investments of €18.8 billion;  a debt ratio of between 15% and 25%, and €900 million of recurring cost savings.  Return on capital employed (ROCE) will exceed 14% at the end of the period.

•  29% higher dividend:  the Board of Directors will propose at the Annual General Shareholders Meeting that an overall gross dividend of €0.40 per share be paid against 2003.  This dividend is 29% up on the previous year.

•  Production and reserves have trebled in Trinidad & Tobago:  Repsol YPF trebled oil and gas production and reserves in Trinidad & Tobago by raising its stake in BPTT gas reserves from 10% to 30%.  The Atlantic LNG plant’s third LNG train went on stream, and the Trinidad & Tobago government approved the construction of a fourth train, due to go into production in the first half of 2006.

•  Upgrades in financial rating:  The international financial rating agencies, Moody’s, Standard & Poor’s and Fitch IBCA, upgraded their rating for Repsol YPF, highlighting the substantial net debt reduction, generation of a high cash flow, conservative financial policy and efficient asset divestment schedule achieved by the company.

•  Record annual production:  Record oil and gas production in 2003, with an average of 1,132,500 boepd for the year.  The 29.3% increase in gas production, principally from Trinidad & Tobago, was decisive.

•  New corporate structure:  The Board of Directors approved a new corporate structure, where the Chief Operating Officer (COO), the Corporate Divisions and the Country Manager of Argentina report directly to the Chairman and CEO.  The other business areas and the Corporate Division of Shared Services answer directly to the COO.  This new structure is intended to strengthen company management and stimulate business growth.

•  Record petrochemical sales:  Petrochemical product sales reached an all time high of 4 million tons, with an outstanding rise in sales of methanol and urea.

•  More contracts in Libya:  Repsol YPF won exploration contracts on twelve blocks in Libya, thus increasing the company’s production in that country for coming years.  In 2003, production operated by Repsol YPF in Libya reached 200,000 barrels per day.

•  One of the most responsible:  Repsol YPF was included in the FTSE4GOOD indexes which monitor the value performance of socially responsible businesses, integrating economic, environmental and social factors in their management policy.

•  Leader in Venezuela:  Repsol YPF strengthened its position as the leading private company in oil and gas production in Venezuela.  In 2003, the company raised its stake in the Quiamare La Ceiba block to 75%, increasing its production in Venezuela to 3,900 barrels per day, and boosting its proved reserves by 8.2 million barrels of oil equivalent.

•  In advance of the environmental regulations:  The Tarragona refinery hydrocracker, now in its second year of operation, reached its full production level of 1.4 million tons per year.  This unit is three years in advance of European Union environmental regulations for gas oil and light products, complying with standards that do not come into force until 2005, and forms part of a comprehensive investment schedule for upgrading processes to these new environmental stipulations.

•  Ethics and Vision:  The Repsol YPF Board of Directors approved a new Code of Ethics and Conduct for employees and Internal Rules of Conduct in relation to the Stock Market.  New Corporate Governance regulations were also introduced, and a new corporate Vision, Values and Commitments set in place to increase management transparency and professional quality.

•  Record ethylene production:  The Tarragona olefin plant achieved a record monthly ethylene production in November, with an output of 55,800 tons.  This unit has been operating at an average of approximately 1,800 tons per day.

•  New e+ diesel:  A new high performance automotive diesel with improved environmental properties, Repsol e+ diesel, was launched on the market.

•  Start up of the heavy oil pipeline (OCP) in Ecuador:  The heavy oil pipeline went into service in Ecuador, facilitating a considerable rise in oil production in that country, which housed an estimated 46.3 million barrels of oil equivalent in proved net oil reserves at 31 December 2003.

•  The first company in Mexico..:  In October, Repsol YPF became the first international company to participate in the development and exploitation of oil and gas in Mexico when it won an international services contract for these activities in the Reynosa-Monterrey gas block.

•  Operator in Algeria:  The company secured a new gas exploration and production contract in Algeria, at the M’Sari Akabli site.  The area comprises four blocks, and is operated by Repsol YPF with a 45% stake.

•  Autoclub Repsol:  Autoclub Repsol was launched with the intention of establishing a benchmark club for all Spanish drivers.  The services offered to members of the club include mechanical, personal and medical assistance, legal advice and defence, technical advice, insurance, and the selling and financing of vehicles.

•  The Prestige:  Repsol YPF successfully concluded the first extraction test to retrieve oil products from a sea depth of over 3,800 metres.  This operation, the first of its kind in technical complexity, was commissioned by the Spanish government as part of a solution to recovering the oil sunk in the oil tanker, Prestige.  Repsol YPF accepted this undertaking disinterestedly, in coherence with the company’s commitment to the environment and social welfare.

THE CHAIRMAN’S LETTER

HIGHLIGHTS

Consolidated financial data Million €	2001	2002	2003	2003/2002%
Operating income	4,920	3,323	3,860	16.2
Net income	1,025	1,952	2,020	3.5
Cash flow	5,729	4,823	4,477	(7.2)
Operating revenues	43,653	36,490	37,206	1.9
Investments	4,456	2,673	3,837	43.5
Net debt	16,555	7,472	5,047	(32.4)

Average number of employees	37,510	32,602	30,644	(6.0)

Operating data	2001	2002	2003	2003/2002%
Oil and gas production (Thousand boepd)	1,015	1,000	1,132.5	13.2
Oil product sales (Thousand tons)	49,682	50,091	53,577	7.0
LPG sales (Thousand tons)	3,245	3,237	3,193	(1.4)
Petrochemical product sales (Thousand tons)	3,375	3,526	4,007	13.6
Natural gas sales (Bcm)	23.77	26.87	30.34	12.9

Data per share €	2001	2002	2003		2003/2002%
Earnings	0.84	1.60	1.65		3.1
Dividend	0.21	0.31	0.40	(1)	29.0
Cash flow	4.69	3.95	3.67		(7.1)
PER (Price/earnings per share)	10.10	7.88	9.37		18.9
Data per share Dollars
Earnings (2)	0.75	1.68	2.08		23.81
Dividend	0.19	0.33	0.50	(3)	51.5

Bcm: billion cubic metres

(1)  Includes interim dividend (€0.20 euros) paid 15/01/2004, and the final dividend (€0.20), pending approval at the Annual General Shareholders Meeting.

(2)  Exchange rate EPS:  at 31 December 2003 $1.26 per €;  2002: $1.049 per €;  2001: $0.89 per €.

(3)  Includes interimand final dividend at exchange rate applied for the effective interim dividend paid to holders of ADRs ($1.257 per €).

Profitability Ratios %	2001	2002	2003
Return on equity (ROE)	6.9	13.9	14.8
Return on assets (ROA)	4.5	6.5	6.6
Return on capital employed (ROCE)	6.0	7.7	9.9
Return on capital employed ex-goodwill	10.4	13.1	17

Definition of ratios:

Return on Equity (ROE):  net income / average shareholders’ equity

Return on Assets (ROA):  (net income + minorities + net financial expenses) / average assets

Return on capital employed (ROCE):  (net income + minorities + net financial expenses) / (shareholders’ equity + minorities + net debt at the start of the period)

Return on capital employed ex-goodwill:  (net income + minorities + net financial expenses + goodwill amortisation) /(shareholders’ equity + minorities  + net debt at the start of the period)

REPSOL YPF SHARE PERFORMANCE

Repsol YPF was the best performing oil company on the New York Stock Market in 2003.

In the first months of the year, the Repsol YPF share price was boosted by the considerable improvement of business in Argentina and the attentive management conducted at group level, as shown by the company’s credit ratings.  In the second half of the year, the performance of oil sector shares were affected by high oil and energy product prices, and the weakness of the dollar against the euro.

At 30 December 2003, the Repsol YPF share price on the Madrid Stock Market showed a cumulative rise of 22.7% in the year, closing at €15.46.  Stock performance in dollars considerably outperformed the average for the oil sector, showing a 49.4% revaluation, in comparison to the 25.8% achieved by its peers.

The Board of Directors has decided to propose to the Annual General Shareholders Meeting that an overall gross dividend of €0.40 per share be paid against the 2003 financial year.  This dividend is 29% up on the previous year.

Distribution of capital

Repsol YPF S.A. capital equity stands at €1,220,863,463, represented by 1,220,863,463 shares, with a par value of €1 each, all fully subscribed and disbursed.  At the date of the last Annual General Shareholders Meeting, held on 4 April 2003, the most significant shareholders in Repsol YPF (owning over 4%) were as follows: La Caixa, holding directly 10.2%, and indirectly via Repinves a further 2.3%; BBVA with 8.2%(1); Repinves(2) with 5.6%, and Pemex with 4.8%.

The remaining shares were distributed among institutional shareholders, with a total of 52.3% (11.6% Spanish, and 40.7% of other nationalities), and retail shareholders, with 15.7% (of which 0.4% is in the hands of company employees).  As of April 2003, the balance of ADRs had decreased 20.3%, year-on-year.

(1) As per notice sent by BBVA to the Comisión Nacional del Mercado de Valores (Spanish market regulator), it held a 5.32% stake in Repsol YPF at 2 February 2004.

(2) Repinves is a joint-venture between La Caixa (41.4%), Caja de Cataluña (28.9%) and Caja de Guipúzcoa (29.7%).

STOCK MARKET INFORMATION

	1999	2000	2001	2002	2003
Repsol YPF price on the Continuous Market(1) (€ per share)
High	24.25	24.01	21.89	16.18	15.88
Low	14.33	16.20	14.26	10.75	11.79
At 31 December	23.02	17.02	16.38	12.60	15.46
Repsol YPF price on the NYSE (US$ per ADR)
High	24.25	23.00	19.49	14.68	19.69
Low	15.44	14.63	13.25	10.30	13.10
At 31 December	23.25	16.13	14.53	13.08	19.55
Repsol YPF price on the Buenos Aires Stock Exchange) (Pesos per share)
High	24.20	23.25	22.80	51.00	58.00
Low	21.60	14.60	13.25	23.60	41.00
At 31 December	23.60	15.85	22.50	45.00	57.50
Trading volume (Shares traded, daily average)
Continuous Market	4,296,601	5,876,738	6,936,762	7,079,391	8,020,456
NYSE	250,474	326,645	288,008	343,123	191,263
Buenos Aires Stock Market	8,568	34,936	43,983	14,096	5,821
Average number of shares (Millions)	1,038	1,198	1,220	1,220	1,220
Stock Market capitalization at 31 December(2) (€ Million)	27,348	20,779	19,997	15,383	18,875
Dividend yield at 31 December	1.8%	2.9%	1.3%	1.2%	2.6%
Payout(3)	49.4%	25.1%	25%	19.39%	24.18%

(1) ADR = American Depositary Receipt (1ADR = 1 share)

(2) Number of Repsol YPF shares multiplied by the last price in the period considered

(3) Percentage of profit paid out to shareholders

VISION AND STRATEGY

Repsol YPF has declared the professional values upholding its management policy: such as leadership, with a management style based on motivation, delegation, responsibility, participation and teamwork;  performance orientation, with a flexible, rapid management response and efficient processes, in alignment with the principles of sustained development;  innovation driven by an attitude of permanent improvement, knowledge management and priority for technological development;  customer focus, underpinning continuous progress in competitiveness and the quality of products and services.

In 2003, Repsol YPF designed a Strategic Plan targeting value generation.  With this same core objective, the company redefined its Vision, stating its wish to be recognized as “an international integrated oil and gas company, perceived with admiration, and focused on customer service and value creation”.

This new Vision is the synthesis of Repsol YPF corporate identity, fundamental values as an organisation and main goals, and implies a renewed commitment to all the company’s stakeholders, from the shareholders to the general public, including customers, associates, suppliers and employees.

All corporate activity is guided by irrefutable and deep-rooted ethical values which may be resumed in four essential principles:  integrity, implying an impeccable conduct; transparency, through accurate and timely communications;  responsibility, for committing our every capacity to all our undertakings; and safety in working conditions throughout the corporation.

Strategic Plan 2003-2007

Within the framework described in the corporate Vision, and focusing on the core target of value creation, Repsol YPF presented in 2003 the aforementioned Strategic Plan for the coming years, resting on four key elements:

•                       Operating excellence

•                       Financial strength

•                       Geographical diversification

•                       Profitable growth

•                  Operating excellence will facilitate ongoing cost optimisation in all business areas.

As an operator, Repsol YPF is known for its efficiency, and for having some of the lowest finding, development and reserves replacement costs in the sector.  The degree of efficiency in the refining and chemical businesses is above the average for its peers.

•                  Financial strength will develop a strong capacity for cash flow generation, applying a conservative investment policy, both oriented to debt reduction.

The Strategic Plan will accentuate the policy of financial discipline in place during recent years, which has drastically cut debt to less than a third the level reported in 2001.  At the expiry of the Plan, the debt to capitalisation ratio will fall within a band of 15% to 25%.

•                  Geographical diversification will drive expansion in new areas, sustaining the level of operation in the regions of greater business activity.

Expansion in new areas such as Trinidad & Tobago, Libya, Venezuela, the Gulf of Mexico, Ecuador, Bolivia and Brazil will enhance the company’s business structure and risks.  This larger geographical diversification will be accompanied by sustained production in Argentina, which will account for 56% of overall production by termination of the Plan, with the remaining 44% from other countries.

•                  Profitable growth will position Repsol YPF among the major oil companies in terms of production increase.

The most important growth projects are located in Trinidad & Tobago, where production over the five years will grow at a rate of 40% per annum, and in Libya, where production is expected to increase 15% per annum over the period and there is a strong possibility of obtaining new highly profitable exploration blocks.  In refining & marketing, Repsol YPF will base its strategy on consolidating its position in the markets it leads, and expanding operations where there is high growth potential.

Value creation

These four key elements will allow Repsol YPF to deliver its core target for value creation, which expressed in terms of return on capital employed (ROACE), will book on expiry date at over 9%, with an adjusted figure of 14%, that is to say, before goodwill amortisation.

CONSOLIDATED MANAGEMENT REPORT

In 2003, oil prices were higher than the year before, refining margins were wider, and chemical margins were typical of a mid-low cycle, if slightly higher than the year before.

INCOME STATEMENT & FINANCIAL REVIEW

Income statement

Throughout 2003, markets suffered the effect of geopolitical tension which affected oil, gas and oil product markets.  This scenario and was exacerbated by a progressive weakness of the dollar against the euro from the very beginning of the year.  Additionally and also from the start of 2003, the situation in Latin America improved, particularly in Argentina, where there has been an increase in consumption and GDP.  Within this context, Repsol YPF has advanced in its policy of geographical diversification, and improved its position on the international energy market, especially in the LNG (Liquefied Natural Gas) market where the company’s presence was significantly strengthened by the acquisition of a larger stake in the Trinidad & Tobago project at the beginning of the year.

The Argentine economy ended the year on a sustained growth trend, with stability in the currency exchange markets and prices.  Meanwhile, the oil sector, against a backdrop of economic recovery, continued its activities without any significant changes in the regulatory framework. This situation is expected to continue throughout the current year 2004.

In Brazil, 2003 was a year of adjustment and low growth, although the situation improved in the second half of the year, underpinned by a recovery in consumption and investment, within an environment of stable inflation and reduction in interest rates.  This scenario has permitted forecasts for 2004 to predict a larger GDP growth, and low inflation.

2003 proved to be a year of profitable growth for Repsol YPF.  Operating income rose to €3,860 million in comparison to the year earlier €3,323 million.  Net cash flow was €4,477 million, as against €4,823 million in 2002.

Reported net income was €2,020 million, rising 3.5% year-on-year.  However, in 2002, an extraordinary income was booked from the sale of strategic assets.  So, when looking at adjusted net income, which corrects this item and goodwill amortisation, the foregoing aggregate rises 17.9% from one year to the next, reaching €2,076 million.

In addition, to better evaluate the quality of this performance, three factors should be taken into account.  Not only was there a change in consolidation scope for Gas Natural SDG, which consolidated 100% for the January to May 2002 period, then by the equity method for the rest of the year, but there was also a 62% year-on-year rise in the income tax levied on the group, which supported a rate of 32% in 2003, as against 19.8% in 2002.  The latter figure was extraordinarily low because of the new rates applied, tax on divestments and tax credits granted as compensation for the Argentine peso devaluation.  The third factor was a 20% appreciation of the euro against the dollar, which had a negative effect on reported income in that, although the company reports in euros, the dollar is the functional currency for a large part of our business areas.  Consequently, to sustain business figures in euros, the dollar result would have had to grow 20%.

Taking into account these three factors, operating income in 2003 would have risen 57%, net income 51%, and net cash flow 30%.

€ Million	2002	2003
OPERATING INCOME	3,323	3,860
Exploration & production	1,785	2,352
Refining & marketing	854	1,196
Chemicals	97	155
Natural gas & power	633	212
Others	(46)	(55)
FINANCIAL EXPENSES	(786)	(400)
INCOME/EXPENSE FROM UNCONSOLIDATED AFFILIATES	(35)	146
GOODWILL AMORTIZATION	(300)	(174)
EXTRAORDINARY ITEMS	648	(154)
INCOME BEFORE TAX AND MINORITIES	2,850	3,278
TAXES	(564)	(1,048)
INCOME AFTER TAX AND BEFORE MINORITIES	2,286	2,230
MINORITIES	(334)	(210)
NET INCOME	1,952	2,020
NET INCOME BEFORE EXTRAORDINARY AND NON-RECURRING ITEMS, AND GOODWILL AMORTIZATION	2,269	2,676

Financial Review

Repsol YPF operating cash flow in 2003 was €6,156 million, rising 3.6% in comparison to the 2002 equivalent.

Investments in the year were €3,837 million, rising 43.5% year-on-year.  This increase was principally the result of payment for exercising the purchase option on an additional 20% stake (further to the 10% already held) in BPRY (BP Repsol YPF Caribbean Ventures LLC) , 100% proprietor of BPTT (BP Trinidad & Tobago LLC), owner of BP assets in Trinidad & Tobago.

Divestments amounted to €228 million, and included the sale of 6.78% of CLH to the Oman Oil Company.

Net financial debt at the close of 2003 was €5,047 million, dropping 32.4% year-on-year.  The debt ratio, in terms of net debt to total book capitalisation, thus fell from 29.2% at the end of 2002 to 21.9% at the end of 2003, in line with the target band established in the Strategic Plan, thanks to the significant cash flow generated by the group, and the depreciation of the dollar against the euro.  This debt reduction has resulted in improved agency ratings for the company.

In 2003, Repsol YPF paid out €572 million in dividends: €378 million as an overall dividend against the 2002 financial year;  another €37 million to minority shareholders in Repsol YPF Group companies; and €157 million as dividends on preference share issues.

The following table shows the variation in net debt during 2003.

€ Million
2003
Net debt at 1 January	7,472
Net Cash flow	(4,477)
Investments (*)	3,642
Divestments (*)	(220)
Dividends paid	572
Exchange rate differences	(1,275)
Other movements	(667)
Net debt at 31 December	5,047

(*) Excluding investment and divestment in financial assets having no effect on net debt.

EXPLORATION & PRODUCTION

•                  In 2003, hydrocarbon production was 1,132.5 million barrels of oil equivalent per day, and rose 13.2% on the one million barrels per day produced in 2002.

•                  Holdings were increased 20% in Trinidad & Tobago, 25% in the Quiamare La Ceiba blocks in Venezuela and 50% in Mamoré, Bolivia.

•                  Geographical diversification:  Trinidad & Tobago, Libya, Venezuela, Mexico, Ecuador, the U.S.A., Bolivia, Algeria, Spain, Sierra Leone, Equatorial Guinea, and Morocco.

The company’s oil and gas production increased considerably in 2003, and both international oil prices and gas realisation prices were higher year-on-year.  On the down side, the depreciation of the dollar against the euro had a negative effect on results in this area.

The year’s production was replaced mainly with reserves obtained from discoveries and extensions, and acquisitions such as a 20% additional stake in BPRY in Trinidad & Tobago, and a further 25% in the Quiamare La Ceiba field in Venezuela.  At 31 December 2003, reserves had increased 3.27% year-on-year, to 5,433 million barrels of oil equivalent.

2003 results.

E&P operating income was €2,352 million, rising 31.8% in comparison to the €1,785 million posted in 2002.  Operating cash flow was €3,688 million, in comparison to €3,236 million a year earlier.

The significant rise in operating income for the year, despite the appreciation of the euro against the dollar, originated in a larger gas production in Trinidad & Tobago and Argentina - where there was record production in August from the Loma La Lata field - and to a lesser degree, in Bolivia. There was also improved performance in liquids production from Libya, Trinidad & Tobago, Bolivia and Ecuador.  Higher international oil prices and gas realisation prices in Argentina also played an important part in boosting 2003 operating results.

Another positive factor was the booking in the exploration & production business of operating income/expense from the marketing and transport of gas and LNG (liquefied natural gas) since the beginning of the year, and that of other non-consolidated affiliates in Argentina (mainly Mega and Pluspetrol Energy).  The good performance by these activities was largely the result of higher LNG sales following the before-schedule start up of the third LNG train in Trinidad & Tobago and the high reference prices (Henry Hub) for natural gas in the U.S.A.

The average Repsol YPF liquids realisation price in 2003 was $25.52 (€22.58) per barrel as against $20.69 (€22.01) per barrel in 2002.  A 20% export tax continued to be levied on crude oil exports from Argentina, amounting to $136 million during the year.

The average gas price for the year was $1.07 per thousand cubic feet, showing a year-on-year rise of 35.6%.  This increase was mainly the result of an improved gas realisation price in Argentina, and the higher weighting of Trinidad & Tobago in overall gas sales with a considerably better international price scenario than the year before.  The average price of gas in Argentina rose 23.2%, to $0.85 per thousand cubic feet, as a result of the progressive quotation in dollars of internal sales negotiated with some industrial export customers, and the positive effect of the peso appreciation against the dollar.

As for costs, the devaluation of the Argentine peso against the US dollar since the end of 2001, and the dollar against the euro in 2003 had the ongoing effect of reducing investment costs in euros and enhancing operating costs in comparison to those booked before the crisis.  The company’s cost ratios are among the most efficient in the sector.  The lifting cost was $1.72 per boe, rising 16.2% year-on-year from $1.48 per boe in 2002.  This was mainly the result of accumulated inflation in Argentina and the appreciation of the Argentine peso against the dollar in 2003, yet this aggregate is still below the $2.57 per barrel registered in 2001.  Repsol YPF’s finding cost remained amongst the best in the industry, with a three-year average for 2000-2003 of $1.11 per boe, and an average $1.46 per boe in 2003.  The finding and development costs in the period 2000-2003 averaged $4.38 per boe.

Geographical diversification

The policy of geographical diversification for this business area remained in place throughout 2003.  In this respect, deals were successfully concluded in Trinidad & Tobago, Libya, Venezuela, Mexico, Ecuador, the U.S.A., Bolivia, Algeria, Spain, Sierra Leone, Equatorial Guinea and Morocco.

In Trinidad & Tobago, with effect as of 1 January 2003, Repsol YPF exercised a purchase option on an additional 20% of BPRY (BP Repsol YPF Caribbean Ventures LLC), sole proprietors of BPTT (BP Trinidad & Tobago LLC), owning the assets in Trinidad & Tobago.  As a result of this operation, Repsol YPF’s stake therein increased to 30%, and production and reserves in that country trebled, to reach 709 million barrels of oil equivalent of net proved reserves at the beginning of 2003.  By 31 December 2003, net proved reserves in Trinidad & Tobago had risen to 841 million boe.

Towards the end of April, two months ahead of schedule, the third LNG train went on stream at the Atlantic LNG plant.  This train has a production capacity of 4.3 billion cubic metres per annum (Bcma), or the equivalent to 18% of annual consumption in Spain, similar to that of train 2, which went on stream in August 2002.  Repsol YPF holds a 25% stake in both these trains.  Following the start up of train 3, the total LNG production capacity of Atlantic LNG has reached 13 Bcma, or approximately 54% of Spain’s natural gas consumption in 2003.

In June, the Trinidad & Tobago government approved the construction of a fourth LNG train at the Atlantic LNG plant.  Train 4 has been designed to produce 7 Bcma, and will therefore be one of the largest facilities of its kind in the world.  Production is scheduled to start during the second half of 2006.  This fourth train will increase the plant’s production capacity to nearly 20 Bcma, and maintain Trinidad &

Tobago as the largest LNG supplier in the Atlantic Basin markets.  The green light on train 4 added 185 million boe to Repsol YPF’s net proved reserves.

In Venezuela, during the month of July but with effect as of 1 January 2003, Repsol YPF acquired from Tecpetrol a 25% stake in the Quiamare-La Ceiba block.  Following this operation, Repsol YPF has raised its full stake in the block to 75%, which it operates in a partnership with Exxon Mobil, owner of the other 25%.  As a result of this acquisition, Repsol YPF has boosted its production in Venezuela by 3,900 barrels per day, and proved reserves by 8.2 million boe.

In Mexico, Repsol YPF won a services contract for gas development and exploitation at the Reynosa-Monterrey block in the Burgos Basin in North Mexico.  The contract was awarded in the first international tender organized by the national Mexican company, PEMEX, for participation in development and production activities in the country’s gas fields.

The Reynosa-Monterrey block has a surface area of 3,538 km2, and houses 16 gas fields, already discovered and in operation.  The objective is to increase production substantially through additional investments in development.

By winning this contract, Repsol YPF became the first international company to engage in the development and exploitation of oil and gas in Mexico.

In Ecuador, on completion of the pipeline-filling operation in September, the Heavy Oil Pipeline went into operation, and the marketing of Napo crude began, thus doubling the country’s crude oil production.

Halfway through 2003, in the United States, Repsol YPF acquired from BHP Billiton a 15% stake in 5 blocks located in the Mississippi Fan Foldbelt, to the NE of the Mad Dog and Atlantis fields, and an important discovery was made with the Neptune 5 appraisal well in August.  The company also won a concession on nine offshore exploration blocks in the Green Canyon area, and a further ten in the Alaminos Canyon area, in the Gulf of Mexico.

In Bolivia, Repsol YPF acquired from BHP Billiton a 50% stake in the Mamoré block, with effect as of 1 October 2003.  This operation, approved by the Bolivian government in February 2004, gives Repsol YPF 100% ownership of the block.

In Algeria, with effect as of 1 January 2003, Repsol YPF acquired from the Orange Nassau company a 12.75% interest in the Issaouane block, thereby raising its full stake to 59.50%.  This producing block includes the Tifernine, TIM and BEQ fields.

In December 2003, in the fourth round of oil tenders in Algeria, Repsol YPF as operator with 45%, RWE DEA with 30%, and the Italian company, Edison, with 25%,

won a new exploration contract denominated M’Sari Akabli, comprising blocks 332a, 341a3, 339a1 and 337a1.  Covering 11,688 Km2, and sited near block 351c-352c in Reggane, run by the same partners, the area has a high potential for dry gas, and houses discoveries already made by Sonatrach.

In Spain, as part of the purchase agreement on 12.75% of the Issaoouane block in Algeria, the company acquired from Orange Nassau a 21.26% stake in the Casablanca field, and 11.91% in the Boquerón field.  Consequently, Repsol YPF’s overall stake holdings rose to 68.67% in Casablanca and 61.95% in Boquerón.

In the first quarter of the year, Repsol YPF was awarded 100% of five exploration blocks in the Sea of Cantabria (Ballena 1 to 5), with an overall surface area of 4,789 Km2.  Also in the first quarter, the Murcia A, Murcia B and Sierra Sagra blocks were added to our company’s mining acreage.  These are three land exploration blocks, with a total surface area of 1,687 Km2.

During the year, Repsol YPF continued negotiating with the Spanish Ministry of Economy in order to increase the current underground storage capacity for natural gas at the Gaviota concession in Bermeo (Vizcaya).  This re-vamping project will double the present capacity.  Engineering work will probably start in 2004, and the extension is expected to be operational in 2006-2007.

In Sierra Leone, Repsol YPF won two offshore exploration blocks in the round of tenders for marine exploration held during the third quarter: block SL-6, covering an overall area of 4,635 Km2, and block SL-7, covering an area of 5,864 Km2.

In the fourth quarter, in Equatorial Guinea, a 25% stake in the offshore exploration block K, off the coast of Muni in the Gulf of Guinea, was acquired from Vanco.  This block has a surface area of 4,475 Km2, and is adjacent to Block G of Amerada, where there have been commercial discoveries during the past two years.

During the second half of the year, Repsol YPF won 100% of three exploration blocks in Morocco:  Tanger-Larache 1, 2 and 3, located offshore in the Rharb Basin.  These blocks have an overall surface area of 5,500 Km2, and a high gas potential.

Moving on to the beginning of 2004, in Saudi Arabia, as part of a consortium with the Italian oil company, ENI, and Saudi Aramco, Repsol YPF has signed an agreement with the Ministry of Petroleum and Mineral Resources for non-associated natural gas exploration in Area C.  The winning consortium will be operator, comprising the following partners:  ENI with a 50% stake, Repsol YPF holding 30%, and Saudi Aramco with the remaining 20%.  This concession is a very important first step for Repsol YPF in its strategy to increase shareholdings in exploration & production projects in an extremely high interest area such as the Middle East, and particularly Saudi Arabia.

LIBYA, A COUNTRY WORTH EXPLORING

Repsol YPF began operations in Libya back in 1994, when a contract was signed with the National Oil Corporation (NOC) to exploit, develop and produce oil in block NC-115 of the Murzuq region.  Today, Repsol YPF is the largest oil and gas producer in Libya, second only to the National Oil Corporation, and the projects and discoveries made there have made it one of the most promising countries within the growth strategy for the period 2003 to 2007.

Total 2003 production operated by Repsol YPF in Libya was 200,000 barrels per day, with mining rights on seventeen blocks, two of these in production and fifteen under exploration, with an overall surface area of 140,100 km2.  The two blocks currently in production are block NC115 (the El-Sharara field), where Repsol YPF is operator for a consortium comprising NOC, OMV (Austria) and Total (France); and block NC186 where, in addition to the aforementioned partners, Saga Petroleum Mabruk (Norway) also holds a stake.

In 2003, two exploration contracts were won on twelve new blocks, strengthening the company’s position in the Murzuq Basin and initiating operations in the Sirte Basin.

Firstly, in May, a contract was signed with the NOC, for the exploration and subsequent exploitation of six new blocks.  Repsol YPF is operator of all six with a 60% stake, and OMV holds the remaining 40%.  This concession includes block NC-200, in the Murzuq Basin; blocks O9 and O10 in the Sirte Offshore Basin; block S36 in the Sirte Basin, and blocks K1 and K3 in the Kufra Basin.  All six blocks cover an area of 78,474 Km2.  The NC-200 block, with a surface area of 7,900 Km2, is estimated by the industry to have the highest potential of all and lies adjacent to the NC-115 block, also operated by Repsol YPF.

Later, in December, Repsol YPF (35%), the Australian company, Woodside Energy Ltd. (operator with 45%), and the Greek company, Hellenic Petroleum S.A. (20%), signed a new exploration and subsequent exploitation contract on 6 exploration blocks, five of them in the Sirte land Basin (S16, S42, S11, S64 and S50), and one in the Murzuq Basin (M15), covering a total surface area of 20,129 km2.  This concession includes a viability study for development of the Atchan field, in the Murzuq Basin, to be completed within the next three years.

The company passed an important milestone when, in August, it was granted approval to develop field D in block NC-186 of the Murzuq Basin.  As of 31 December 2003, this field had total recoverable reserves estimated at 143.6 million boe, and the development schedule authorises a production plateau of 35,000 barrels of oil per day.  Furthermore,field A in this same block went on stream in October.  With total recoverable reserves estimated at 143.3 million barrels of oil, also as of 31 December 2003, the production plateau here is expected to reach 40,000 barrels of oil per day.  Overall, by 2005, these two structures are expected to reach a total production of 75,000 barrels per day.

Discoveries

The following discoveries were made in Libya, the U.S.A., Argentina and Bolivia during 2003:

In Libya, in the third quarter of 2003, there were two significant exploration discoveries at wells O1 and N2 in block NC-115, in the Murzuq Basin.  In the O1 structure, well O1-NC115 found a larger than expected column of hydrocarbons (112 m), thus revalorising the potential of similar structures throughout block NC-115.

Last August, in the United States, the consortium running the Neptune project (Repsol YPF with 15%, BHP Billiton, operator with 35%, Marathon Oil Company holding 30%, and Woodside Petroleum Ltd with 20%) discovered an important column of hydrocarbons with the appraisal well Neptune 5, located in deep waters in the centre of the Mexican Gulf.  The aforementioned well, drilled in the Atwater Valley 574 block, reached a total depth of 5,830 metres, and found a net column of oil 150 metres wider than expected.  Preliminary tests and analyses indicate that the quality of the crude is similar to that found in the neighbouring fields of Mad Dog and Atlantis, both currently under development.  During 2004, the drilling of a new delineation well is scheduled and a programme will be established to develop the find.

In Argentina, five discoveries were made in the course of 2003, two of these in the Neuquén Basin, via the Loma Alta xp-9 well in the Rio Grande Valley block, and the Cerro Bandera xp-164 well in the Cerro Bandera block.  The other three finds occurred at the Estancia Saraí Oeste x-2 well in the Los Perales-Las Mesetas block, the Estancia La Mariposa Este x-1 well, in block CGSJ-8, both in the Gulf of San Jorge Basin, and the Zampal Oeste x-3 well, Zampal Oeste block, in the Cuyana Basin.

During the second quarter of the year, in Bolivia, the Surubí Noroeste X-1 well found new oil in the Mamoré block.

Production and Reserves

Total hydrocarbon production in 2003 was 13.2% higher than the year before, at 1,132.5 million barrels of oil equivalent per day (boepd).  This production increase was largely the result of acquiring an additional 20% stake in BPRY in Trinidad & Tobago, where Repsol YPF’s net average production in 2003 was 107,389 boepd with the three LNG trains in operation; and of a higher gas production in Argentina, reaching 52.17 million m3 per day.  To a lesser degree, the production figure for the year was also boosted by larger gas production in Bolivia; the acquisition of an additional 25% stake in Quiamare La Ceiba, Venezuela, with effect as of 1 January 2003; and increased production of liquids in Libya, Bolivia and Ecuador, which more than compensated for lower production in Dubai where fields are in natural decline.

Net proved oil and gas reserves at 31 December 2003 were 5,433 million boe, which was 3.27% more than the 5,261 million boe at the end of 2002.  This increase was mainly the effect of acquiring the aforementioned additional stakes in Trinidad & Tobago and Venezuela, which added 481 million boe, together with 191 million boe incorporated from discoveries and extensions.  These additions outweighed the decrease in reserves from downward revisions and the annual production.

The foregoing net proved reserves are composed of 1,882 million barrels (34.6%) of liquids, and the remainder is gas.  Geographically speaking, 95.36% of these reserves are in Latin America (50.42% in Argentina, 23.23% in Bolivia and 15.47% in Trinidad & Tobago); 4.28% in North Africa and the Middle East; 0.10% in Spain, and 0.26% in other countries (Indonesia and the U.S.A.).

Reserves audited by independent engineers in 2002 and 2003 represented 48.3% of net proved reserves at 31 December 2003.  These audited net proved reserves were, in turn, equivalent to 85% of the active reserves operated by Repsol YPF.

The relationship between net proved reserves of oil and gas at 31 December 2003 and annual production for that year gives a ratio for current fields of 13.1 years.

Investments

Investments in 2003, at €2,168 million, were 100.6% up year-on-year.  This increase was basically the result of acquiring additional stakes in Trinidad & Tobago (20% of BPRY) and Venezuela (25% of Quiamare La Ceiba) and others of lesser significance.  The remainder was spent mainly on development drilling, projects for secondary oil recovery, and installations and pipelines (the heavy oil pipeline in Ecuador).

Expenditure in exploration was mainly allotted to oil and gas prospecting in Argentina, Spain, the United States, Libya, Brazil and Bolivia.

Investment in development accounted for 39% of total investment for the year, and went mainly to Argentina (64%), Trinidad & Tobago (13%), Bolivia (7%), Ecuador (5%), Libya (3%) and Venezuela (3%).

Prospects

Repsol YPF continues to give priority to projects relating to oil production in Latin America and North Africa, natural gas production in Latin America and the Caribbean, and LNG projects in the Atlantic, Pacific and Mediterranean Basins.

It is also considered essential that efforts be ongoing to reinforce the privileged bridge position between the company’s own gas producing centres and the gas marketplaces (production in the Southern Cone to Argentina, Bolivia, Chile and Brazil; in Trinidad & Tobago to the USA, Puerto Rico and Mexico; and production from North Africa and the Middle East to Europe).  Most of these markets have higher than average growth prospects in the near future.

Growth in production and reserves will be based on the soundness of our current asset portfolio, and an attractive schedule of new projects for the short, medium and long term future, many of them outside Argentina, and some in new areas of growing interest for the company, such as West Africa, the Middle East, etc.  This will permit an average annual growth rate of over 5% for the period 2002-2007, which is one of the highest in the industry.  This goal will be underpinned by a total investment in exploration & production of more than €10,800 million from 2003 to 2007.

Maintaining Repsol YPF’s position as one of the most efficient operators, and with lower costs than its peers, will be one of our main goals, accompanied by measures to improve safety and environmental protection, whilst ensuring good relations with communities and the society within which we conduct our activities.

OPERATING HIGHLIGHTS

Net oil production (Thousand boe)	2001	2002		2003	2003 / 2002%
Spain	1,752	1,783		1,481	(17.0)
North Africa and Middle East	24,784	22,183		22,080	(0.5)
Argentina	162,096	159,795		157,672	(1.3)
Rest of Latin America	26,387	29,452		35,712	21.3
Other countries	20,414	19	**	12	(36.8)
Total oil	235,433	213,232		216,957	1.7
Net natural gas production (Million cubic feet)
Spain	2,762	4,852		—	—
North Africa and the Middle East	39,779	40,288		37,022	(8.1)
Argentina	563,380	569,911		672,402	18.0
Rest of Latin America	120,186	236,221		391,911	65.9
Other countries	31,417	1,499	**	1,401	(6.5)
Total natural gas	757,524	852,771		1,102,736	29.3
TOTAL PRODUCTION (Thousand boe) *	370,344	365,106		413,348	13.2

(*) Gas to oil equivalent conversion factor: 5,615 (standard cubic feet of gas per barrel of oil equivalent)

(**) Includes the effect of asset sales in Indonesia

REFINING & MARKETING

•                  Refining and marketing margins recovered.  Marketing margins in Spain were similar to the year before, and considerably better in Argentina.

•                  Production structure was enhanced by the start-up of a hydrocracker at the Tarragona refinery.

•                  Control over the service station network was strengthened and profitability increased.

•                  Performance bounced back in Argentina, and a Price Stability Agreement was introduced.

The refining & marketing business was conducted in an environment of improved refining margins, despite the negative effect of the euro’s appreciation against the dollar, with the marketing business flat in Spain and showing improvement in Argentina, within the context of a Price Stability Agreement between producers and refiners in that country.

In the LPG business, bottled gas margins were 2.9% lower year-on-year, mainly because of the time lapse between real international prices and the benchmark prices used in calculating the maximum price formula in Spain.  In Latin America, margins were wider than in 2002.

Earnings in refining & marketing reflect the strength of the company and its excellent competitive position.  Operating income rose 40% year-on-year, reaching €1,197 million.  Operating cash flow was €1,785 million, in comparison to €1,485 million a year earlier.  The refining margin for 2003 was $3.19 per barrel, as against $1.55 per barrel in 2002.

Refining

The refining business is divided between Spain, whose five refineries represent 59% of the domestic production capacity; Argentina, with approximately 50% of domestic capacity; Peru, where the La Pampilla refinery represents 54% of overall production; and Brazil, where Repsol YPF holds stakes in two refineries, following the asset swap with the Brazilian company, Petrobras, in 2001.

In 2003, Repsol YPF refineries processed 53.4 million tons of oil equivalent (toe), which was 4.9% more than in 2002, largely boosted by a higher production of refined products for export in Argentina.

Refineries worked at 87% of maximum capacity, despite the negative impact of the accident at the Puertollano refinery, where normal activity was not resumed until the beginning of 2004.

The prime goals of product quality enhancement, the development of strategic markets, a larger share in potential growth markets, and higher efficiency in each of the segments in which this business area operates continued to be in place for Repsol YPF during the year.

Marketing

The Repsol YPF service station network is concentrated in Europe (Spain, Portugal and Italy) and Latin America, where there are outlets in Argentina, Brazil, Peru, Ecuador and Chile.  Commercialization is conducted under the Repsol, Campsa or Petronor brand names in Spain, YPF in Argentina, and mainly Repsol in other countries.

Repsol YPF marketing activity also includes the sale of other products, such as lubricants, asphalt, coke and other derivative products.  The company is at the cutting edge of technology in the production of these items thanks to the continuous development carried out at its R&D facilities.

The company has strengthened its control over the service station network during the year.  In 2003, marketing margins were generally similar to the year before in Spain and Latin America, with the exception of Argentina, where it became possible to pass through to the retail price the effect of the peso devaluation.  This improved margins in pesos in relation to 2002, and enhanced the dollar margin.  However, the increase in margins was curtailed by the price Stability Pact signed at the beginning of the year and renewed quarterly, at the time of writing, up to February 2004.

Oil product sales posted a year-on-year rise of 7%, with outstanding improvement in Latin America, excluding Argentina, which amply offset the effect of lower sales in the latter.  Gasoline and gas oil sales’ volumes in Argentina fell 1.1% because of reduced demand and, to a lesser extent, the advance in the market of compressed natural gas (CNG).

In Spain, sales to our own network dropped 2.5%, affected mainly by a cutback in fuel oil consumption for power generation.  On the other hand, light product sales rose 3.4%, and the service station network sold 3% more fuel year-on-year, thus reflecting the higher general efficiency of this network, in which the number of outlets has been reduced.

At the close of 2003, the service station network had 6,614 sales outlets, 19% of them company operated, and was leader in the domestic markets of Spain and Argentina.  Sales and management policies are exported to countries, such as Portugal, Brazil, Chile, Ecuador and to others in which our operations have a sufficient dimension.

In Spain, as of December 2003, the service station network had 3,611 sales outlets, 42 less than at the end of the previous year, 79% of them bound by a strong concessionary link.  At that date, 26% of the network was company operated, equivalent to 936 outlets.  In Portugal the service station network had 114 outlets, and in Italy 23, which supplemented the direct sales activity (3% of the market).

In Latin America, the company had a network of 2,886 service stations, 1,877 in Argentina, 515 in Brazil, 124 in Ecuador, 131 in Peru and 186 in Chile.  The company operated 7% of the Argentine network.

Throughout the year, the policy of raising the percentage of company operated service stations and boosting profit in both the company and dealer owned outlets remained in place.

The growth of non-oil business lines, the launching of new products and services, including e+ diesel and Autoclub, have been decisive in increasing profitability in this sector.  Programmes to increase customer loyalty were ongoing, targeting both the private and professional end customer, and service station dealers, thus contributing to an improvement in network efficiency.

LPG

In 2003, there was consolidation of the ventures undertaken for business expansion in Europe and Latin America, to markets where the company’s economies of scale and operating efficiency have been exported.

Operating income from LPG activities last year contributed €205 million to the refining & marketing business area, 29% of which was generated in Latin America.

This figure was 19.6% down from 2002, mainly as a result of lower margins, closely linked to international prices and the maximum price formula for bottled LPG in Spain.  However, with the exception of Peru, margins were higher year-on-year in Latin America.

At 2.1 million tons, LPG sales in Europe were 2% lower than the year before.  In Spain, there was a fall of 2%, mainly because of competition from alternative energies such as power and natural gas, the upsurge of competition within the sector, and the effect of mild weather during the year.

Sales in Latin America fell 0.8% year-on-year, because of lower demand in Argentina following the economic crisis, a mild winter in the Southern Cone, the advance of natural gas in Chile, supply restrictions in Ecuador and a reduced supply of own production in Bolivia.

Investment and divestment

In 2003, investment in the refining & marketing business area was €663 million, implying a 13.5% rise year-on-year.  This higher expenditure was the result of conversion and quality upgrading in Spanish refineries under the investment schedule to adapt the production system to the new European Union quality specifications due to come into effect as of 2005, and included the mild hydrocracker at Puertollano, an FCC hydro-treatment unit for the La Coruña refinery, and an isomerisation unit in Tarragona.

In Latin America, conversion capacity was boosted by new vacuum and visbreaking units in Peru, and a revamping project for the REFAP refinery in Brazil.  There was also expenditure on upgrading the service station network, and the development of LPG products in Spain and Latin America.

During 2003, Repsol YPF completed the cutback in its stake in the logistics company, Compañía Logística de Hidrocarburos (CLH), to the 25% ceiling established in the Royal Decree Law 6/2000.

Prospects

Repsol YPF maintains the objective of consolidating the leadership positions held on the markets in which it operates, not only in terms of market share but also in operating efficiency, as a means to achieving sustained income enhancement.

To this end, the refining business continues to target wider margins through operating efficiency and higher conversion indexes to redress the growing deficit in medium distillates.

In marketing, the ongoing programme to upgrade the service station network will remain in place, seeking to achieve higher efficiency in operating and economic terms.  This programme includes a commitment to gradually increase non-oil revenues.

Repsol YPF will further its commercial development through growth in certain countries in which it already distributes LPG, and by entering new markets.

REPSOL AUTOCLUB, THE BEST TRAVEL COMPANION

(RECUADRO)

Repsol Autoclub is one of the most recent customer loyalty programmes launched by Repsol YPF as part of its ongoing policy for renovation and an improved customer service.  The philosophy of Repsol Autoclub is to offer its members global solutions through a full range of services, varying from significant fuel discounts to legal counsel.

This is a national club aimed exclusively for drivers, providing its members with a full selection of products and services, such as mechanical, personal, and health assistance, legal counsel and defence, technical assistance, all kinds of insurance, travel agency services, auto purchase, sale and financing, etc...,  in addition to discounts of up to 5% on fuel at all Repsol, Campsa, and Petronor service stations.

Everything in Repsol Autoclub focuses on the member, who enjoys a personalised service, with full-coverage motoring assistance throughout Spain and the rest of Europe, and including North African countries, regardless of the vehicle used for the journey, and inclusive of all the occupants carried.

One of the most innovative services offered by Repsol Autoclub is that the member and family can benefit from immediate health assistance anywhere in the world, even if travelling separately, and regardless of the type of transport used.

An important feature of the Repsol Autoclub is its online service.  Via the repsolypf.com portal, or on the Autoclub website: autoclubrepsol.com, club members may access all the services available, consult any information required, and keep up to date on news relating to the club and the motoring world.

OPERATING HIGHLIGHTS

	2001	2002	2003	% 03-02
Feedstock processed (1) (Million tons)
Crude oil	51.0	52.8	53.4	1.1
Other materials and feedstock	5.7	5.1	5.2	2.0
TOTAL	56.7	57.9	58.6	1.2

Production (Thousand tons)
Medium distillates	23,654	24,336	24,890	2.3
Gasoline	11,285	11,657	11,913	2.2
Fuel oil	7,994	8,288	8,337	0.6
LPG	1,704	1,687	1,728	2.4
Asphalt	1,405	1,504	1,596	6.1
Lubricants	406	450	456	1.3
Others (excluding petrochemicals)	3,476	3,397	2,921	(14.0)
TOTAL	49,924	51,319	51,841	1.0

Product sales (2) (Thousand tons)
Gas oil / Kerosene	25,027	25,914	28,039	8.2
Gasoline	9,966	9,807	9,932	1.3
Fuel oil	8,747	8,399	8,349	(0.6)
LPG	3,245	3,237	3,193	(1.4)
Others	5,942	5,971	7,257	21.5
TOTAL	52,927	53,328	56,770	6.5

Sales by country (Thousand tons)
Spain	27,743	28,815	29,853	3.6
Argentina	8,913	8,343	8,424	1.0
Other countries	16,271	16,170	18,493	14.4
TOTAL	52,927	53,328	56,770	6.5

(1)          From 2002 onwards, includes 30% of the REFAP refinery and 50% of the Refinor refinery.

(2)          In 2003, includes 30% of the REFAP refinery and 50% of the Refinor refinery.

CHEMICALS

•                  On the whole, 2003 may be defined as a mid to low cycle year, with improvement over 2002.

•                  Record sales of over 4 million tons.

•                  Good performance from base chemical margins, and derivative margins in Latin America.

•                  Production growth in base chemicals springing from the revamp of the Tarragona cracker towards the end of 2002.

•                  Small investments to upgrade existing plants.

2003 results

This year may be defined as a mid to low cycle year for chemical activities, with improvement over 2002, when average international margins were also moderately better than the year before.

Margins on urea and methanol were elevated by high natural gas prices in the United States, and base chemical margins rose during the first half of the year.

Operating income in this business area jumped 59.8% year-on-year to €155 million.  This performance was underpinned by the aforementioned higher international margins, an upsurge in sales, and the success of our cost cutting programme.  It should also be noted that our chemical business in Argentina has retained a good competitive position thanks to the positive effect of the peso devaluation on fixed and variable costs.

Operating cash flow in this activity totalled €328 million, in comparison to €270 million in 2002.

Total sales of petrochemical products reached 4,007 thousand tons, showing a 13.6% growth year-on-year.  Enhanced performance here was the result of increased methanol sales, and the sales from the other units that went on stream in 2001.

Base petrochemical product sales for the year amounted to 1,058 thousand tons: 24 thousand tons sold in Spain, 207 thousand tons in Argentina, and the remaining 827 thousand tons in other markets.  The sale of derivative petrochemical products reached 2,949 thousand tons: 1,138 thousand tons sold in Spain, 455 thousand tons in Argentina, and the remaining 1,356 thousand tons in other markets.

Installed capacity in 2003 was 6.5 million tons, slightly higher than the production capacity in 2002.

Investments

Most of the €81 million invested in this area during 2003 was spent on upgrading and revamping existing units.  This was a similar investment level to that for 2002, reflecting the company’s ongoing conservative investment policy, and the termination of large investments undertaken at the end of 2002.

Prospects

The Repsol YPF chemical business holds a sound position in the international markets, underpinned by an excellent cost structure and a perfect integration with the refining and exploration & production business areas, making it possible to minimise the impact of changes in trend in the chemical sector.  Cost contention and cost saving programmes in place throughout this business area ensure the sustained development of the Repsol YPF chemical activity.

OPERATING HIGHLIGHTS

2001

2002

2003

% 03-02

CAPACITY (Thousand tons)

Base petrochemicals	2,201	2,381	2,381	—
Derivative petrochemicals	3,966	4,062	4,135	1.8
TOTAL	6,167	6,443	6,516	1.1

Sales by markets (Thousand tons)
Spain	1,148	1,257	1,161	(7.6)
Argentina	632	539	662	22.8
Other countries	1,595	1,730	2,184	26.24
TOTAL	3,375	3,526	4,007	13.6

Sales by products (Thousand tons)
Base petrochemicals	712	723	1,058	46.3
Derivative petrochemicals	2,663	2,803	2,949	5.2
TOTAL	3,375	3,526	4,007	13.6

GAS AND POWER

•                  Start-up of the third LNG train at the Trinidad & Tobago plant.

•                  First cargo of 135 thousand cubic metres of liquefied natural gas (LNG) delivered to the Norwegian company, Statoil.

•                  Signature of a contract with Shell to supply LNG from Trinidad & Tobago to provision Cove Point (U.S.A.).

•                  Gas Natural SDG closed the acquisition of Ecoeléctrica assets, in Puerto Rico, last October.

•                  Repsol YPF raised its stake in Gas Natural SDG during the year to 27.147%.

Performance in 2003 by the Repsol YPF gas & power business was conditioned by the price freeze on gas in Argentina, full market liberalisation in Spain, and the reallocation of income from some affiliates in Argentina (principally Mega and Pluspetrol Energy), now entered under the exploration & production business area.

On the positive side, Repsol YPF has been marketing natural gas on the international market through a company called Gastream, signing several contracts for the supply and development of projects which will facilitate future growth in this activity.

In 2003, Repsol YPF delivered the first cargo of liquefied natural gas (LNG) from Trinidad & Tobago to the Norwegian company Statoil, to feed the Cove Point regasification plant on the East Coast of the U.S.A.  This cargo comprised 135,000 cubic metres of LNG and formed part of the 2.7 Bcm per year of gas committed under contract by Repsol YPF from the second and third Atlantic LNG trains, in which it holds a 25% stake.

Additionally, in November, a contract with expiry date in 2005 was established with Shell for the supply of 2 Bcm of LNG from Trinidad & Tobago, with destination to Cove Point.

Repsol YPF holds a 20% stake in the company owning train 1 (Atlantic LNG) and 25% in that owning trains 2 and 3 (Atlantic LNG 2/3), set up in partnership with BP and BG, among others, to exploit the natural gas liquefaction plants in Trinidad & Tobago.

A twenty-year contract was signed to supply 2.1 Bcm per year of LNG to Gas Natural SDG.  In October, sales started to BBE (Bahía Bizkaia Electricidad) under a backfill contract with Gas Natural SDG.

Also in October 2003, Gas Natural SDG concluded the acquisition from Enron of assets in Ecoeléctrica.  These assets, valued at $179 million, include 47.5% of Ecoeléctrica capital equity, 50% of the company’s voting rights, together with an exclusive right on the entry of natural gas to the plant, and a fuel operating and management contract.  This plant has a 540MW combined cycle power station and a regasification plant with a capacity of 160,000 cubic metres.

This deal marked an important step forward in developing trading operations in the Atlantic Basin, providing Repsol YPF with a significant competitive edge for supplying natural gas in Puerto Rico.

2003 Results

Repsol YPF operating income in this business area was €212 million in 2003, as against €633 million in 2002.  This lower performance was basically due to changes in the consolidation method for Gas Natural SDG and Enagas, and the reallocation of income/expense from certain Latin American affiliates to the exploration & production business area.  Recovery in the Argentine economy raised the operating income contribution from Latin American assets and activities to €25 million, which on like terms year for year implied a growth of 36.5%.

Operating cash flow from the gas & power area was €293million, 66.4% down on the year before, for the reasons already mentioned.

An increasingly competitive environment

Full deregulation of the natural gas sector in Spain has permitted the gradual entry to this market of new companies, thus increasing competition and making it necessary to develop new products and services to facilitate sales growth in an ever more competitive environment.  One of Repsol YPF’s greatest advantages is its presence in markets with high growth potential for the years to come, which will boost income in this business area.

Within this context, and as in 2002, the company increased both the customer base and overall sales of natural gas.  Total sales in 2003 were 30.34 Bcm, showing a rise of 12.9% against the previous year.

There was larger growth in trading sales both in Spain and internationally, mainly because of a rise in natural gas benchmark prices in the U.S.A. and expansion of the customer base in Latin America.  There was also greater consumption by the thermal power station sector in Spain, thanks to a higher number of combined cycle power stations for power generation from natural gas in Spain, and a larger electricity demand throughout 2003, especially in the summer months.

Total natural gas sales in Spain amounted to 18.87 Bcm. showing a year-on-year rise of 1.9%.  This growth mainly sprang from higher sales to the thermal power station sector thanks to the operation of combined cycles; a rise in demand from third party distributing and marketing companies; and growth in the residential-commercial area where the customer base increased.  These good results partially offset lower sales to the industrial sector.  The liberalisation of the Spanish gas market encouraged industrial customers to switch from the regulated to the non-regulated market, which underwent significant growth in 2003, reaching approximately 70% of the overall market, in comparison to 55% in 2002.  Gas Natural Comercializadora sold 9.56 Bcm to the non-regulated market, equivalent to a 58% share of the total liberalised market.

In Spain, the company supplied 308,000 more customers during the year, making a total of 4.5 million.

Gas sales in Latin America rose 7.3% year-on-year, reaching 7.15 Bcm.  There was sales’ growth in Argentina (12.1%), Mexico (12.2%). and Colombia (12.7%), which partially compensated for the decline in Brazil (-0.7%) where demand from thermal power stations was lower.  The Latin American customer base rose by 317,000 in the year, to a total of 4.2 million.

Trading sales outside Spain have included sales in Italy since the fourth quarter 2002, and jumped 157.1% from one year to the next, reaching 4.32 Bcm in 2003.

With respect to power generation, the exploitation of 400 MW at the San Roque (Cádiz) combined cycle and another 400 MW in that of San Adrián de Besós (Barcelona) enabled the Group to generate 3,964 GWh of electricity in 2003.

Additionally, in the context of the liberalised Spanish power market, Repsol YPF daily offers surplus electricity from its industrial cogeneration plants to the power market operated by OMEL (the power market operator).  In 2003, our company delivered 1,577 Gwh to the pool, and at the year-end was the major cogeneration company in terms of power delivered to the market.

Regarding the sale of electricity in Spain, Repsol YPF has nearly a 5% share in the liberalised power market.  Sales in 2003 were 3,023 GWh, 17.6% higher than in 2002.

Investments

Gas & power investments in 2003 were 26.4% lower than the year before, at €511 million.  Expenditure mostly went to expanding the natural gas transmission and distribution infrastructure, projects for integrating the gas-power chain and the acquisition of an additional stake in Gas Natural SDG.

Prospects

The full liberalisation of the Spanish energy sector has increased competition in all market segments, creating a more challenging scenario in which business success depends on competitive advantage.

In this respect, Repsol YPF stands out as leader in the natural gas market for several reasons, including a full knowledge of all the market segments, the high market volumes handled, and an ambitious project mix.

Its success in becoming the first new operator in the power market to incorporate combined cycle power stations, together with the new power stations under construction, guarantees our company a major role in the Spanish power scenario.

Furthermore, Repsol YPF’s operations in the Latin American markets with highest potential for growth in natural gas demand reaffirm its position as the company best poised for developing the natural gas business in that region.

OPERATING HIGHLIGHTS (*)

(Bcm)

Natural gas sales by geographical areas

	2000	2001	2002	2003	% 03-02
Spain	16.32	16.92	18.52	18.87	1.9
Argentina	2.48	2.26	2.22	2.49	12.2
Rest of Latin America	2.83	3.48	4.45	4.67	4.8
Other countries	0.94	1.10	1.68	4.32	157.1
TOTAL	22.57	23.77	26.87	30.34	12.9

(*) With 100% Gas Natural SDG sales

HUMAN RESOURCES

The principles of excellence envisaged in the international quality standards to which Repsol YPF subscribes serve as a guideline for the company’s entire human resources policy.  These principles comply with the European Foundation for Quality Management (EFQM) and the Latin American quality model (FUNDIBEQ) recommendations, with common management criteria and models for the different areas and business lines.

These models are used as a tool for self diagnosis to identify each operating unit’s strong points and the areas in need of improvement, and to gauge their position and performance in this respect at any given time.  This self-diagnosis programme has been in place at Repsol YPF since 2001, based on the company’s in-house procedure applied to all the operating units and corporate areas.

This procedure is also intended to serve as a basis for introducing a common language and way of thinking, in alignment with the company’s Vision and Values, and to stimulate the day-to-day application of concepts such as a culture for improvement, customer focus, management by processes, assessment, and process comparison.  These models are also used as a general framework in which to set the various projects for overall structural improvement by avoiding duplication and encouraging teamwork and the transfer of know-how between areas.

At December 2003, the Repsol YPF workforce was comprised of 31,121 employees. spread over more than twenty countries.  The geographical distribution of workers was as follows: 52% in Spain; 44.5% in Latin America; 1.5% in other European countries; 0.5% in the United States of America; and 0.5% in North Africa, and the Middle and Far East.  By business areas: 7.5% of our employees belong to the Exploration & Production area; 10.5% to Gas & Power; 66% to Refining & Marketing; and 8.1% to Chemicals.

The companies comprising the Repsol YPF group engage individually and specifically in collective bargaining with their employees.  Collective agreements for the last six years in Spain and Latin America have featured increased productivity and flexibility clauses.

In 2003. a worldwide survey of the socio-labour climate was conducted for the first time ever in Repsol YPF, achieving a high rate of participation as 74.3% of employees replied to the questionnaire.  The results have been the object of a high profile communications campaign, and will serve as an orientation for measures of improvement, and a benchmark by which to measure the company’s performance in this respect.

An employee attention service was set in place during 2003, setting the company on a par with corporations renowned for the best practices in human resources management by stepping up Repsol YPF’s focus on in-house employee service in Spain and launching a similar service in Latin America (in Argentina and Peru).  This service offers a direct line of communication between the employee and the Human Resources department, via a call centre or e-mail address, through which to resolve doubts and complaints, make suggestions, or access a full range of HR services such as training, cultural activities, internal transfer opportunities, etc.

In the sphere of corporate regulations, on 26 November 2003, the Board of Directors approved a code of ethics and conduct for all Repsol YPF employees, as a means of progressing in the company’s policy of good corporate governance, transparency and social responsibility.  This code establishes the minimum standards of conduct for Repsol YPF and all its members in the exercise of their job-functions and in their trade and professional relations, acting always in compliance with the laws of the respective countries, and with respect for the ethical principles of their individual cultures.

Professional growth

Repsol YPF deems it of prime importance to provide continuous training on both personal and professional levels, in compliance with the corporation’s code of ethics and values.

The Company’s Professional Development Programme is based on three core aspects: training in technical skills and personal competency, job mobility, and the management of practice periods and scholarships.  Under this programme, two new corporate training courses were launched in 2003 for management and new professionals, and another corporate training programme for directors was developed.  These courses address the goal of enhancing management and leadership skills in these collective groups, encouraging teamwork and collaboration within a worldwide intra-group network; and aim to serve as a strategic vehicle for the alignment of corporate culture and to promote and develop knowledge management.

Education continues to be a priority target for Repsol YPF.  In 2003, several protocol agreements were signed with universities, study centres and foundations, as a result of which various schemes for the awarding of scholarships and practice contracts in Europe and Latin America remained in place or were enlarged.

REPSOL YPF’S FIRST SOCIO-LABOUR CLIMATE STUDY

(RECUADRO)

For the first time ever, in April 2003, Repsol YPF offered its employees the opportunity of expressing their personal opinion about the degree of satisfaction received from the exercise of their profession by participating in a socio-labour climate study.  This study was part of the business excellence model chosen by Repsol YPF some years ago to guide its development as a company for which its members are its most valuable asset.

This was the first survey to be carried out on a global scale, using a single questionnaire for all the Repsol YPF countries and businesses worldwide, thus providing an X-ray image of the company’s situation.  Indeed, this kind of study is used mainly by European companies to verify the socio-labour climate throughout their organisations.

Available on the in-house website or on paper, depending on the work centre, the company’s employees answered questions relating to their responsibilities, labour conditions and remuneration, organisation and resources, customer focus, communication and participation, leadership and progress within the corporate structure, teamwork and general degree of satisfaction.  The result has provided a work base for identifying areas of improvement.

The success of this campaign was illustrated by the high participation in the survey, with 74.3% of the labour force answering the questionnaire.

INNOVATION AND TECHNOLOGY

Repsol YPF continues to augment innovation and development capacity in time with business growth.  Thus, the acquisition of the most advanced technologies available on the market is accompanied by the capacity increase necessary to assimilate and enhance them, and to develop in-house technology when this produces a competitive edge.  This task is carried out in the company’s Technology Unit, with operating centres in Mostoles (Madrid, Spain) where there is a workforce of 350, and La Plata (Argentina) where a team of 70 is employed.

The Repsol YPF Technology Centre is on a par with the best technological complexes in the international energy and petrochemical sectors, and is a clear example of the priority given to technology by our company.  The aforementioned technology complex, built with an investment of nearly €200 million, accommodates all the company’s RD&I (research, development and innovation) and technical assistance facilities which were formerly spread throughout Spain.

Activities

With an estimated budget of €50 million for 2004, almost three-fold that allotted only seven years ago and over a third the company’s annual investment in technology, the Technology Unit is engaged in three classes of activity.  Not only does it conduct the research and development of new products and production processes when these provide a competitive edge and open new markets, but it also provides technological support for continuous improvement in already existing products and processes, with the aim of cutting production costs and adapting product quality to market standards and legal requirements.  Long term exploration projects are also carried out in order to evaluate the future potential of emerging technologies.

In oil and gas exploration & production, projects mainly focus on identifying and classifying reserves, increasing oil recovery at the fields, cutting production costs, and improving the environmental quality of company operations.  In 2003 our efforts were also directed to recovering fuel oil from the tanks of the Prestige, an oil tanker sunk off the Galician coast at a depth of over 4,000 metres.

In the Refining & Marketing of oil products, an important item was the technological support necessary to produce more environmentally friendly gasoline and gas-oil, in advance of the EU regulations.  New products were also developed, such as vegetable-based bio-fuels, or new higher performance lubricants and asphalts.  At the Technology Centre itself are manufactured the synthetic products used by our motorcycle Grand Prix championship teams in the 500cc racing class, and other racing products for special applications.

In the Petrochemicals area, the development of in-house technology over the past ten years has given access to markets reserved only for a select number of companies in the world.  Processes for the production of propylene oxide and hydrogenated rubber, and our technology in plastics for agricultural use are an example of this.  Today, research is ongoing to enhance these processes and products, and to investigate new catalysts for the production of high value-added polyolefin specialties.

With reference to Gas and LPG activities, distribution networks and butane and propane bottling facilities have been continuously upgraded, and progress has been made in standardising consumer devices, and finding new applications for these fuels.  The technological monitoring of new processes for converting natural gas into liquid fuel is an example of the latter.

One of our most forward-looking and groundbreaking projects deals with the future use of hydrogen as a transport fuel for fuel-battery powered vehicles.  The company has also increased research to obtain a greater knowledge of future environmental technologies, such as those relating to the reduction of greenhouse gas emissions in order to control climate change, or the remediation of polluted soil and water courses.

HYDROGEN TECHNOLOGY

(RECUADRO)

Repsol YPF believes in the value of technology as a motor for progress and has therefore given high priority to strengthening the company’s technological capacity.  This emphasis on innovation is accompanied by the development of environmentally friendly technologies, as illustrated by the project to produce H2 and fuel batteries.

Repsol YPF is currently collaborating in the technology for the start-up of the first hydrogen service station in Spain.  This will be the first filling station of its kind to operate in the European Union, and only the third in the world in which hydrogen is produced at the station itself.  Hydrogen is produced in a micro reforming plant using natural gas as a feedstock, as a fuel for buses driven by an electric motor and equipped with a fuel battery system, which does not produce air pollution.

This project is developed by the ESH2 Group, a joint venture between Repsol YPF, Gas Natural SDG and Air Liquide España, and registered as a European CUTE/ECTOS and CITYCELL project, in which the Empresa Municipal de Transportes de Madrid (Madrid Municipal Transport Company) is a participant.  With the objective of demonstrating the viability and advantages of hydrogen as a fuel for public urban transport, these projects are being developed in 11 European cities, and Madrid is at the forefront in putting the first prototypes into circulation, with ecological buses on the city’s roads since May 2003.

The esH2 filling station is at one of the EMT coach houses in Madrid, and houses a hydrogen production plant and storage system, a compressor and a quick-fill pump incorporating the necessary safety and control systems to give service to buses run on hydrogen.

Hydrogen is thought to be the fuel of the future because of its environmental advantages.  It is considered the cleanest fuel as yet discovered and theoretically there exists an unlimited source of supply.  This, added to the fact that the fuel battery run on gas is emerging from the experimental stage, has aroused great interest in developing its use as a motor fuel.

CORPORATE RESPONSIBILITY

The principle guiding all Repsol YPF business activity is that of incorporating in its management and operating tools a respect for the social and environmental reality.  It has therefore set in place a corporate strategy resting on environmental protection; a human resources policy focused on continuous improvement in labour relations, and the integration of firm measures and projects to further social development.  This philosophy has led Repsol YPF to undertake commitments with the European Union, the United Nations, the OECD and the UNO, and facilitated the company’s inclusion in the FTSE4Good index series.  Also, in Spain, the company has become a charter member of the Foro de Reputación Corporativa (Corporate Reputation Forum).

In addition, as part of our commitment to transparency and in line with the international Global Reporting Initiative (GRI) standard, the company’s publications place information on social, environmental and economic issues on the same level of importance, and include the GRI indicators.  Those included in this Annual Report are shown in the following table.

Main GRI Indicators

ECONOMIC

CUSTOMERS

Indicator

Reference

Information given

Where found

EC1	Net sales	Breakdown by geographical areas and business sectors of exploitation revenues.	Note 21 of the 2002 and 2003 Consolidated Annual Reports.
CAPITAL PROVIDERS
EC6	Shareout to capital providers divided by: interest on debt and credit, and dividends on all shares	Dividends paid and interest by type of financing.	Notes 11 and 16 of the 2002 and 2003 Consolidated Annual Reports.
INVESTORS
EC7	Earnings per share	Earnings per share Profitability ratios	Highlights.

ENVIRONMENTAL
COMPLIANCE
EN16	Not in compliance with legislation. Non fulfilment of treaties and conventions.	Complaints relating to environmental measures.	Note 23, paragraph “Other commitments and contingencies” of the 2002 and 2003 Consolidated Annual Reports.

CORPORATE GOVERNANCE

Repsol YPF is convinced of the importance of good corporate governance. transparency and social responsibility.  From the beginning, the company has shown a special concern for the principles of self-regulation in matters of Corporate Governance, always seeking to be at the forefront in the exercise of good governance practices, constantly revising and improving those in place to enhance the participation of our shareholders in corporate decisions and to strengthen the confidence of our investors.

Back in 1995, Repsol YPF was the first Spanish company to adopt a Code of Good Governance when it approved Board of Directors’ Regulations which incorporated the leading ideas of the times, inspired by the “Cadbury Report”.  On completion of the privatisation process, in 1997, a new set of regulations was established, adhering to and anticipating the spirit and many of the recommendations published a year later in the “Olivencia Report”, the first Code of Good Governance for the Spanish market.  Since 1998, in compliance with the twenty-third recommendation of same, Repsol YPF S.A. has included in its Annual Reports an assessment of the company’s performance with regard to this Code’s recommendations, in the manner suggested by the CNMV (the Spanish financial markets’ regulator).

The Repsol YPF Corporate Governance guidelines are based on recommendations set out in this Code of Good Governance, and the principles and recommendations in the Special Commission’s Report to promote transparency and security on the markets and in listed companies (the “Aldama Report”), published in January 2003.  They are also based on the codes of good governance generally accepted by international markets, and in keeping with the standards and practices applied by the United States authorities to companies traded on the New York Stock Exchange (NYSE).  Also in this respect, in the light of the Sarbanes Oxley Act passed in July 2002, and later extended with numerous new rules and amendments by the Securities and Exchange Commission (SEC), in September 2002, Repsol YPF added to the Board of Directors Regulations the requirement that the annual statements of account be endorsed by the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer.  The role of the Board of Directors and its Commissions was also strengthened, and a new Strategy, Investment and Competition Commission created.

The company also abides by Internal Rules of Conduct for the Board of Directors in relation to the Stock Market (a form voluntarily registered with the CNMV since 1999), and a set of Corporate Management By-laws, in place since 2002.  In July 2003, The Board of Directors passed Internal Rules of Conduct for the Repsol YPF Group in relation to the Stock Market, and in November, a Code of Ethics and Conduct for all employees.  These ethical values are intended to establish the general principles of conduct for the corporation and its members in the fulfilment of their business responsibilities and in their commercial and professional relations.

Transparency is a key issue in the Aldama report, so Repsol YPF has reinforced its policy in this area by creating a Disclosure Committee and publishing the remuneration received by each of the Board Members, separately.  The company has also widened the scope of the Corporate Government Report, produced annually since 1998.  This report now reflects the structure of our shareholders’ equity, the structure and functions of the Board of Directors and its Commissions, and the positions occupied by the Members of the Board and their holdings in company stock.

Another core element for good corporate governance is the participation of our shareholders.  In order to strengthen the role of the Annual General Shareholders’ Meeting as an instrument of corporate management and control, Repsol YPF has set in place several measures, one of which was the approval at the last AGM in April 2003 of a new set of regulations for the Annual General Meeting itself, as proposed by the Board of Directors, to regulate and extend the role of our shareholders in the control of the company.

Conscious of the importance of a correct management of intangible assets in generating a balanced value for all the company’s stakeholders:  shareholders, employees, customers and the community at large, Repsol YPF became a founder member of the “Foro de Reputación Corporativa” (Corporate Reputation Forum), thus entering a business arena in which management know-how and experience in matters of corporate prestige are exchanged.  The company has thus expressed its commitment to study in depth the generation of value derived from business ethics; good corporate governance; policies of social responsibility and sustainable development, and corporate identity and culture.

The new corporate structure

During 2003, Repsol YPF introduced a new corporate structure to strengthen company management, bringing this closer to the business areas in order to stimulate their growth.  This new structure is in alignment with the measures for transparency and professional excellence set in place by the Board of Directors, and intends to provide Repsol YPF with a strong, professional, highly efficient and well coordinated management team to confront the new challenges facing the company.

Under this new corporate structure, not only do the Chief Operating Officer (COO) and the Corporate Divisions report directly to the Chairman and CEO, but so does the Country Manager of Argentina.  Also, in compliance with the corporate governance standards introduced in the company, the Corporate Audit Department, although structurally answering to the Audit and Control Commission to the Board of Directors, functionally reports directly to the Chairman and CEO.

Ramón Blanco has been appointed Chief Operating Officer (COO), exercising direct control over the business lines.  Answering immediately to him are the “Country Managers” of all countries except Argentina and, because of its special link with the business areas, the Corporate Division of Shared Services.

THE ENVIRONMENT

Preservation of the environment and safety are issues of prime importance in Repsol YPF business management.  This principle has been underlined in our new corporate Vision, as stated in 2003, in which the company expresses a commitment to the community in environmental protection and safety, establishing the following ethical value: “we will always behave in such a way as to procure the safety of persons and material effects, and will consistently transmit this principle to our company members.”

On such commitments and values is based the Repsol YPF Environmental and Safety Policy, obligatory for all members of the company, and the Management System which defines the main organisation principles, the tools for coordination, auditing and planning, and the technical criteria applied throughout the group.  This Management System has as its main exponents at the corporate level, the Environmental Standard and the Repsol YPF Environmental and Safety Manual (revised and updated during 2003), the Environmental and Safety Audit Manual, and an extensive set of standards, procedures and technical guidelines.

In the 2003 Repsol YPF Environmental Report, detailed information may be found on the relevant aspects and improvements introduced in basic environmental protection during the year, in compliance with the European Commission recommendation 2001/453/CE.

Furthermore, in Note 22 of the 2002 and 2003 Consolidated Annual Report may be found the information required under the resolution issued by the Spanish Instituto de Contabilidad y Auditoría de Cuentas (Institute of Accounting and Auditing) dated 25 March 2002, in relation to assets, expenses and investments, contingencies, provisions and future environmental action.  Some of the major environmental investments in 2003 were in the refining area, as in previous years, to upgrade oil products to meet the environmental qualities specified in new European and Argentinean standards.

In 2003, one of the main issues in environment was the public debate on global warming.  In October, a new European Directive 2003/87/CE was published, creating a new trading system for CO2 emissions in the EU, whose scope of application includes oil refining and any power generation facilities producing over 20 MW.  In response to this new system, Repsol YPF has expressed its desire to cooperate with the relevant authorities, and set up a Climate Change unit with specialised resources to optimise measures for reducing the company’s emissions and to participate in existing and future market systems.

An important accomplishment for the company last year was the work undertaken to remedy the effects of the accident suffered by the oil tanker

Prestige off the Galician coast on 11 November 2002.  In collaboration with the Spanish government authorities, Repsol YPF applied its technical know-how to recovering the fuel oil retained in the hold of the sunken vessel, undertaking a leading edge programme of operations on the hull (at a depth of 3,850 metres) to seal leaks; data collection; and the development and successful trial of a system to extract the fuel.  The company also provided the means to recover and manage the liquid waste, treating over 30,000 tons of waste in the La Coruña refinery, and some 5,000 tons at the Petronor refinery in Bilbao, without causing any environmental impact.  It should be noted that there was no relationship whatsoever between Repsol YPF and the cargo vessel, and that all the measures carried out were undertaken as part of our company’s commitment to the environment and will to cooperate with the official institutions.

In relation to safety. despite the advances achieved and measures for improvement already in place, the year 2003 was overshadowed by a tragic accident at the Puertollano refinery in August.  Repsol YPF considers absolutely unacceptable the loss of life in its operations and will strive always to provide the necessary investment in material and training to avoid such consequences, for which it counts on the unqualified support of all its workers.

THE PRESTIGE, OUR COMMITMENT TO THE ENVIRONMENT

(RECUADRO)

In the eyes of Repsol YPF, respect for the environment and its preservation are essential values in all areas of business management.  It was this commitment to the environment and the community, despite having no connection with this vessel or its cargo, that led the company to accept the challenge of trying to recover the fuel oil in the tanker, Prestige, sunk at a depth of nearly 4,000 metres after splitting in two 150 miles off the Galician coast, in November 2002.

The company accepted the Spanish government’s commission to study the technical viability of possible solutions and the execution of the project.  An In-house Project Group was set up and an International Technical Committee formed with members from another five oil companies, having great experience in deepwater exploration and production: BP, Eni, Petrobras, Statoil and Total.  This committee issued a series of recommendations on which Repsol YPF based the Plan of Action, endorsed by the Spanish authorities.

This was a project of unprecedented difficulty because of the depth at which the wreck had come to rest, and a lack of information as to how much fuel oil remained in the tanks and as to how this would react under the pressure and temperatures existing at that level.

It was decided to develop a technology of work robots able to operate at a depth of 4,000 metres (a world record), to carry out inspection, clean and seal leaks (applying groundbreaking techniques), and measure for the first time the levels and volumes of liquids in the tanks of the sunken vessel, before undertaking pilot tests for the extraction.

Several different possibilities were considered, and it was finally decided to retrieve the liquids by gravity using rigid aluminium containers, as this offered the best environmental protection.  This exercise was underpinned by bio-remediation measures, thus speeding up the natural biological breakdown of the immobile oil in a controllable manner.

None of these operations had ever been tried before in sunken vessels, not even at lesser depths, so the success of this enterprise represents a great technological advance in caring for the environment, and creates a benchmark for the study of similar incidents in the future.

COMMUNITY ACTIVITIES AND SPONSORSHIP

The community and sponsorship policies set in place by Repsol YPF are all directed towards consolidating the company’s position in the countries in which it operates, by establishing lasting relationships based on mutual confidence between corporation and stakeholders, and the development of projects accentuating our commitment to the community, in accordance with a strict code of ethics.

In the sphere of cultural sponsorship, the plastic arts, music, the recovery of past heritage, seminars and publications are the areas of prime interest for Repsol YPF.  Regarding the plastic arts, we sponsored the House of America as the centrepiece of the international photography festival Photoespaña 2003, where exhibitions by Anthony Coicoelea of the U.S.A., Rosángela Rennó from Brazil, and Alexander Apóstol of Venezuela were held.

During the year, ongoing support was given to the Repsol YPF Programme for the Music of Latin America, acknowledged by the UNESCO as one of the most widely reaching projects ever launched to retrieve and broadcast the Latin American musical heritage.  A new compact disc was issued as part of the collection, “El Gran Barroco” (The Great Baroque), which comprises the best works published to date, including four new choral pieces.

Repsol YPF cooperates in the recovery of past heritage in areas where its operations are concentrated, and in ventures of high national or universal significance.  The restoration of the rood screen before the high altar of the Toledo Cathedral is an example of this.

Publications are yet another means of cultural diffusion.  In 2003, these included “Encuentros en la Medina” (Discoveries in la Medina), a book of photographs taken in Morocco by Alberto Schommer, with a prologue by Juan Goytisolo; and “La energía necesaria” (The necessary energy), a compendium of several ventures sponsored by Repsol YPF, in which literature and photography have joined to present the protagonists of these stories.

Once again, the Repsol YPF Foundation organised the Formentor Forum, providing an arena for profound debate on the current problems facing the Mediterranean countries.  This, the fifth Forum, was held under the keynote title, “Mediterranean Fractures: dialogues to overcome them.”

In 2003, the Instituto Superior de la Energía (Higher Institute of Energy), which pertains to the Repsol YPF Foundation, completed its fourth academic year with the attendance of 102 students mainly from Spain and Latin America, at the hands of over 100 teachers and professors from various companies and institutions of different nationalities.

In the area of community action, the company has focused on education, health, social integration, the environment, community development and corporate volunteer projects.  In education, the work carried out by the Repsol YPF Foundation, is complemented by other sponsorship ventures, with a special emphasis on primary and secondary education.  “The Energy Run” programme is an example of this, raising awareness of energy issues in youth, encouraging consumption habits respectful of the environment, and imposing criteria for energy rationalisation.  This programme visited schools and colleges in Murcia and Castilla y León (Spain) in 2003.

In matters of health, the company cooperated in the HIV/AIDS programme conducted in Trinidad & Tobago, where this disease affects a very high number of the population, by donating off-road ambulances for health assistance in areas where access is difficult.  As for social integration, as 2003 was the European year of the handicapped, Repsol YPF supported several institutions to promote the treatment and rehabilitation of the physically or mentally handicapped.

Funds were also forthcoming for environmental preservation and safety programmes addressing the protection of the different types of habitat found in the highly varied geographical environments of Spain and Latin America.  Repsol YPF collaborates in the project “Trees for reforestation” in the east of Cochabamba, Bolivia.  This project will replant 500,000 trees, aiding 30 indigenous communities in the region through the production, distribution and planting of nursery trees.

Projects were also undertaken for the development of self-supporting programmes within several communities in the countries where Repsol YPF operates.  For the second year running, the company has cooperated with the Tropical Andes Programme and the Codespa Foundation for the creation of a network of eco-tourism services in the rural communities of Venezuela.

People are the most valuable asset for Repsol YPF.  For this reason, the company has channelled the energy and capacity of its human resources in an important volunteer project to help Galicia.  A group of Repsol YPF employees travelled to the Galician coast to help clean up the fuel oil deposited by the Prestige catastrophe.  Subsequently, a collection was made, and the funds donated were doubled by the company to help continue with these tasks, and used to buy rubber suits for the fishermen in one of the communities affected.

RESTORATION OF PAST HERITAGE

(RECUADRO)

Repsol YPF has collaborated in the restoration of the rood screen before the high altar of the Cathedral of Toledo.  The construction of this magnificent architectural masterpiece began in 1542, using iron, copper and brass, at the hands of the architect and sculptor Francisco de Vilalpando, winner of the competition organised by Cardenal Tavera.  The work was completed in 1548 and is considered a masterpiece of silverwork rather than metalwork, as the metal was plated with gold and silver by the best artisans of Toledo.

These elements were coated with tar during the War of Independence in order to conceal the object’s value and prevent its theft.  Restoration work began in August 2003, and concentrated on cleaning off the tar, which had left the screen blackened and dull.

The architect and conservationist, Jaime Castañón Fariña, and the conservationist and restorer Antonio Sanchez-Barriga have directed these works.

SPORTS SPONSORSHIP

For years now. Repsol YPF’s marketing strategy has been underpinned by sports sponsorship as one of its main elements, engaging in an intense activity with the emphasis on motor sports as a showroom for demonstrating the quality, technology and originality of its products.

True to this philosophy, in 2003, the company sponsored various programmes, taking part in the most prestigious and gruelling events in the national and international calendar.  The 500cc FIM Road Racing World Championship won by Valentino Ross on a Honda works machine was a high spot, as was the success of other teams and riders backed by the company in 250cc and 125cc championship races throughout the year.  One of the most outstanding achievements was our first ever win in the 2003/04 Paris-Dakar rally, now completing its 26th year of history.  Known as the most arduous rally in the world, the winner this year for Repsol YPF was Joan “Nani” Roma in the motorcycle class, a victory that has merited acknowledgement on the part of rivals and the specialised media alike, as a strategic and unprecedented show of strength by the entire Repsol YPF racing team.  Yet another triumph for Repsol YPF to add to one of the best track histories in motor sport, with 27 World Championships and many individual races to its credit.

Repsol YPF also competes in sportscar racing, in racing car, prototype and GT events, both at home and abroad, giving support to young drivers.  To further this policy, and in collaboration with the Spanish Royal Automobile Federation, the company has set up a programme called Repsol Racing for Spain.  This venture seeks to discover and promote outstanding young drivers who may prove successful in future, and will be holding its second series of eliminations in the near future.

High profile sponsorship programmes have also been successfully developed in Argentina, where the YPF team won the National TC2000 championship, and in Brazil, where David Muffato triumphed in the National V8 2003 Stock Car Championship with the backing of Repsol YPF.  Stock car racing is one of the most popular sports in that country.

Repsol YPF looks upon sport as yet another example of our commitment to the community.  As part of this philosophy, sponsorship has been ongoing for the Plan to Support Olympic Sports (Apoyo al Deporte Olímpico-ADO), and for young drivers and riders who are beginning to make their name in the world of competitive motor sport.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Chairman and CEO

Chairman of the Delegate Commission

Alfonso Cortina de Alcocer

Madrid. 1944.  Industrial Engineer, graduate in Economics and Business Studies.  Chairman and CEO of Repsol, S.A. since June 1996 and Chairman and CEO of YPF since July 1999.  He has held several positions as CEO in the Banco de Vizcaya Group, Banco Hispano Americano Group, Portland Valderribas and Cementos Portland.  He has been a member of the Board of Directors of BBVA, Banco Central, Banco Zaragozano, FCC, Ferrovial and other companies, and currently occupies positions in domestic and international companies and groups, such as:  Board Member of the Institut Français du Pétrole (IFP), the European Round Table of Industrialists (ERT), the Executive Committee of the Foundation for Technological Innovation (COTEC), and the International Advisory Board of Allianz AG.

Vice Presidents

Ricardo Fornesa Ribó

Member of the Delegate Commission

Barcelona. 1931.  Graduate in Law. Intendant for Commerce and Public Prosecutor (1957).  Currently Chairman of La Caixa, CEO of Sociedad General de Aguas de Barcelona (Agbar) and President of Caifor and Inmobiliaria Colonial.  First Vice President of CECA, President of the Patronato, administrative company running the Ramón Llull University Foundation, plus other positions of relevance.  He is also Patron of the Carolina foundation and the Barcelona Contemporary Art Museum Foundation.  Holder of the Cámara de Barcelona Gold Medal; the French Order of Merit, and the Bernardo O’Higgins Medal, of Chile.

Manuel González Cid

Member of the Delegate Commission

Madrid. 1963.  Graduate in Economics and Business Studies by the Universidad Complutense de Madrid, Trade Expert (Técnico Comercial), Public Economist and MBA at the Graduate School of Business, Chicago University.  He is currently Financial Director and Member of the Management Committee of BBVA and Board Member of the Banca Natzionale del Lavoro (BNL, Italy).  He was previously Assistant Managing Director of the BBVA Unit of Corporate Expansion.

Antonio Hernández-Gil Álvarez-Cienfuegos

Member of the Delegate Commission

Member of the Appointment and Remuneration Commission

Burgos. 1953.  Graduate in Law by the Universidad Complutense (Madrid).  Since 1983. a University Professor in Civil Law, formerly at the Santiago de Compostela University, and currently at the UNED Distance University.  A practising lawyer since 1974, specialised in Civil and Mercantile Law, he has been a member of the governing body of the Madrid College of Barristers since 1981.

Managing Director

Ramón Blanco Balín

Member of the Delegate Commission

León, 1952.  Graduate in Economics and Business studies at the Madrid Complutense University.  Inspector of Public Finance and Auditor of Accounts.  Having started his professional career as a public official, he moved to the private sector, becoming Member of the Board of Directors of the Banco Zaragozano, and member of its Executive Committee from 1990 to 1996, when he joined Repsol as a Board Member, occupying several positions until his appointment as Chief Operating Officer in 2003.  He is Member of the Board of Directors and Executive committee of Gas Natural SDG and Enagas, and Board Member of NH Hotels.

Board Members

Enrique de Aldama y Miñón

Member of the Delegate commission

Chairman of the Strategy. Investment and Competition Commission.

Madrid. 1933.  Doctor of Civil Engineering.  Chairman of SEOPAN, Build2Edifica, S. A. and the Sociedad de la Información Business Council, and Vice President of the CEOE.  He holds the Great Crosses of Civil and Military Merit, and is an Honorary Collegiate of the College of Civil Engineers.

Gonzalo Anes Álvarez-Castrillón

Chairman of the Appointment and Remuneration Commission

Trelles (Asturias). 1931.  Doctor in Economics by the Madrid University and Professor of Economic History at the Universities of Santiago de Compostela (1967) and Madrid (1968).  He was Board Member of the Bank of Spain from 1980 to 1989, and winner of the National History Prize in 1995.  Awarded the Great Cross of Alfonso X el Sabio and the Great Cross of Isabel la Católica, he is currently Director of the economic publication, “Moneda y Crédito”, and holds several responsibilities in the Real Patronato del Museo del Prado, the Prince of Asturias Foundation, the Cervantes Institute, and other foundations and organisations.  He is Doctor Honoris Causa by the Universities of Oviedo, Alicante and Seville.  Since 1998, is Director of the Royal Academy of History.

Ignacio Bayón Mariné

Chairman of the Audit and Control Commission

Madrid.1944.  Doctor at Law by the Universidad Complutense de Madrid, and (non-practising) Member of the State Council and the General Courts.  Minister of Industry and Energy from May 1980 to December 1982.  During his term as Minister, he created the Instituto Nacional de Hidrocarburos (National Institute of Hydrocarbons).  He is currently President of Realia and Citroën España.

Antonio Brufau Niubó

Member of the Audit and Control Commission

Mollerusa (Lerida). 1948.  Graduate in Economics by the Barcelona University.  Managing Director of La Caixa and President of Gas Natural SDG, he is also a Member of the Board of Enagas and CaixaHolding.  Outside Spain, he is President of Hodefi, and a Member of the Board of Suez, CaixaBank France, and CaixaBank Andorra.

Juan Molins Amat

Member of the Delegate Commission

Member of the Strategy. Investment and Competition Commission

Barcelona. 1942.  Civil Engineer and PADE-IESE (Top Management Diploma at the Navarra University).  Amongst other responsibilities, he is currently Vice President and Managing Director of Cementos Molins. S.A. (Spain), President of Corporación Moctezuma (Mexico), and First Vice President of Cementos Avellaneda, S.A. (Argentina).

Carmelo de las Morenas López

Member of the Audit and Control Commission

Seville, 1940.  Graduate in Economics and Law by the Universidad Complutense de Madrid.  His professional activity began in Arthur Andersen & Co., and he then became Managing Director of the Spanish affiliate of The Delet Banking Corporation, and Financial Director of Madridoil and Transportes Marítimos Pesados.  In 1979, he joined the Repsol group, where he occupied several positions of responsibility.  In 1989, was appointed Chief Financial Officer, and occupied this position until terminating his professional career in the company.  Currently a Member of the Board of Directors of the Britannia Steam Association. Ltd., Musini. S.A. and Spanish delegate to the IASB Strategic Committee.

Marcelino Oreja Aguirre

Member of the Audit and Control Commission

Madrid, 1935.  Doctor at Law by the Madrid University, and Doctor Honoris Causa by the Universities of Zaragoza and Seville.  Former Minister of Foreign Affairs, Secretary General of the European Council and Commissioner for Energy, Transport and Audiovisual.  He is currently President of the FCC Group and Vice President of the Royal Academy of Moral and Political Sciences.  He possesses the status of Spanish Ambassador.

P.M.I. HOLDINGS B.V.. represented by

Raúl Muñoz Leos

Member of the Delegate Commission

Member of the Strategy. Investment and Competition Commission

Mexico. 1939.  He is a Chemical Engineer by the National Autonomous University of Mexico.  Managing Director of Petróleos Mexicanos since December 2000. Ex President and Managing Director of Du Pont Mexico and Chairman of DuPont S.A. de C.V.  He was Vice President of the American Chamber of Commerce in Mexico, and member of El Patronato, the administrative organisation of the UNAM Faculty of Chemistry, and of the Antiguo Colegio de San Ildefonso, amongst others.  He has occupied several positions in industry, the market, engineering, planning and human resources.

is a Numerary Engineer and Member of the Engineering Academy.

Gregorio Villalabeitia Galarraga

Member of the Appointment and Remuneration Commission

Baracaldo, 1951.  Graduate in Law and Economics by the Universidad Comercial de Deusto.  He is Member of the Board of Directors of the Banco Bilbao Vizcaya Argentaria (BBVA) affiliates.  Previously, he was Managing Director of the BBVA Investment Bank, Director General of Argentaria, Caja Postal and the Banco Hipotecario, and Managing Director of Caja Postal, S.A. and the Banco de Crédito Local.  He was also Director General of the Caja de Ahorros Vizcaína and the Banco Cooperativo Español.

Secretary

Francisco Carballo Cotanda

Santa Cruz de Tenerife, 1938.  Lawyer-Economist by the Universidad de Deusto, Graduate in Law by the Valladolid University, and Public Prosecutor.  He was Director of the Legal Department and Secretary to the Board for several group companies.  In March 1985, joined the Instituto Nacional de Hidrocarburos as Secretary of the Board and Director of Legal Affairs, and has been Secretary of the Repsol YPF Board of Directors since 1987.

EXECUTIVE COMMITTEE

Alfonso Cortina

Chairman & CEO

Chairman of the Delegate Commission

Ramón Blanco Balin

Chief Operating Officer, COO

Member of the Delegate Commission

Member of the Disclosure Committee

Miguel Angel Remón Gil

Executive Vice President of Upstream

Member of the Disclosure Committee

Alfonso Ballestero Aguilar

Managing Director of RYTTSA

Member of the Disclosure Committee

Luis Mañas Antón

Chief Financial Officer, CFO

Chairman of the Disclosure Committee

José Manuel Revuelta Lapique

Corporate Director for Institutional Affairs. Assistant to the Chairman

Jorge Segrelles García

Managing Director of Downstream for Europe

Member of the Disclosure Committee

MANAGEMENT COMMITTEE

Alfonso Cortina de Alcocer

Chairman and CEO

Chairman of the Delegate commission

Ramón Blanco Balín

Chief Operating Officer, COO

Member of the Delegate Committee

Member of the Disclosure Committee

Miguel Ángel Remón Gil

Executive Vice President of Upstream

Member of the Disclosure Committee

Alfonso Ballestero Aguilar

Managing Director of RYTTSA

Member of the Disclosure Committee

Fernando Cid García

Corporate Director of Real Estate

Nemesio Fernández-Cuesta y Luca de Tena

Corporate Director of Shared Services

Jesús Fernández de la Vega Sanz

Corporate Director of Human Resources

Member of the Disclosure Committee

Pedro Fernández Frial

Corporate Director of Planning and Control

Member of the Disclosure Committee

Antonio Gomis Sáez

Corporate Director of External Relations

Member of the Disclosure Committee

Manuel Guerrero Pemán

Managing Director of LPG

Luis Mañas Antón

Chief Financial Officer, CFO

Member of the Disclosure Committee

Juan Pedro Maza Sabalete

Managing Director of Chemicals

Pascual Olmos Navarro

Managing Director of Downstream for Latin America

Rafael Piqueras Bautista

Corporate Director of Legal Affairs

Member of the Disclosure Committee

José Manuel Revuelta Lapique

Corporate Director for Institutional Affairs, Assistant to the Chairman

Jorge Segrelles García

Managing Director of Downstream for Europe

Member of the Disclosure Committee

For further information

Repsol YPF, S.A.

External Relations Department

Paseo de la Castellana, 278

28046 Madrid

Spain

Telephone: (34) 91 348 81 00 / 91 348 80 00

Fax: (34) 91 314 28 21 / 91 348 94 94

Internet

repsolypf.com

accionistasrepsolypf.com

Shareholder Information Office

Telephone: 900 100 100

Publications

2003 Environmental Report, 2003 Social Report, 2003 Corporate Governance Report, 2003 Fact Book, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 25, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer